CONFIDENTIAL TREATMENT REQUESTED
BY VIEMED HEALTHCARE, INC.
PURSAUNT TO 17 C.F.R. SECTION 200.83

As confidentially submitted to the Securities and Exchange Commission on June 26, 2019
Registration No. 001-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 2
Form 10

General Form for Registration of Securities
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Viemed Healthcare, Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	N/A
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

202 N. Luke St.
Lafayette, LA 70506
(Address of principal executive offices, including zip code)

(337) 504-3802
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
Common Shares, no par value	The Nasdaq Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Exchange Act: None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and an “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-Accelerated filer ☐	Smaller reporting company ☒ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Explanatory Note

Viemed Healthcare, Inc. (“we,” “Viemed” or the “Company”) was incorporated on December 14, 2016, pursuant to the Business Corporations Act (British Columbia) (the “Business Corporations Act”).  The common shares of the Company trade in Canada on the Toronto Stock Exchange (“TSX”) under the trading symbol “VMD” and over-the-counter in the United States on the OTC Market under the trading symbol “VIEMF.” We are filing this registration statement on Form 10 (this “Registration Statement”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to submit to Exchange Act reporting in the United States. We have applied for listing of the common shares of the Company on the Nasdaq Capital Market under the trading symbol “VMD.”

Once the registration of our common shares becomes effective, we will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require us to file, among other things, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy or information statements with the U.S. Securities and Exchange Commission (“SEC”).

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this Registration Statement may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical information, including those that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. These forward-looking statements are made as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except as required by applicable law.

Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of Viemed regarding future events, and include, but are not limited to, statements with respect to: operating results; profitability; financial condition and resources; anticipated needs for working capital; liquidity; capital resources; capital expenditures; milestones; licensing milestones; information with respect to future growth and growth strategies; anticipated trends in our industry; our future financing plans; timelines; currency fluctuations; government regulation; unanticipated expenses; commercial disputes or claims; limitations on insurance coverage; and availability of cash flow to fund capital requirements.

Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “potential”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, “projects”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “will”, “should”, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of Viemed’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Viemed believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. We cannot assure you, however, that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

i

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, including those identified under “Risk Factors” and elsewhere in this Registration Statement, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. The risks, uncertainties and other factors, many of which are beyond the control of Viemed, that could influence actual results include, but are not limited to: Viemed may be subject to significant capital requirements and operating risks; the ability to implement business strategies and pursue business opportunities; volatility in the market price of the shares in the capital of Viemed; Viemed’s novel business model; the state of the capital markets; the availability of funds and resources to pursue operations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; dependence on key suppliers; granting of permits and licenses in a highly regulated business; competition; low profit market segments; risks relating to the deterioration of global economic conditions; disruptions in or attacks (including cyber-attacks) on information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior; the failure of third parties to comply with their obligations; difficulty integrating newly acquired businesses; the impact of new and changes to, or application of, current laws and regulations; the overall difficult litigation environment; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events, as well as other general economic, market and business conditions; and other factors beyond the control of Viemed.

Currency

Unless otherwise indicated herein, references in this Registration Statement to “$”, “US$” or “U.S. dollars” are to United States dollars, and references to “$CDN” or “Canadian dollars” are to Canadian dollars. All dollar amounts herein are in United States dollars, unless otherwise indicated.

ii

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

iii

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.	Business

Company Overview

Viemed, through its indirect wholly-owned subsidiaries, Sleep Management, L.L.C. (“Sleep Management”) and Home Sleep Delivered, L.L.C. (“Home Sleep”, and, together with Sleep Management, the “Sleepco Subsidiaries”), is a participating Medicare durable equipment supplier that provides post-acute respiratory services in the United States.

Viemed’s primary objective is to focus on the growth of the business of the Sleepco Subsidiaries and thereby solidify its position as one of the largest providers of home therapy for patients suffering from respiratory diseases that require a high level of service, with such programs being designed specifically for payors to have the ability to treat patients in the home for less total cost and with a superior quality of care. The services of the Sleepco Subsidiaries include respiratory disease management, neuromuscular care, in-home sleep testing and sleep apnea treatment, oxygen therapy, and respiratory equipment rentals.

Viemed expects to use an organic growth model whereby expansion is effectuated through existing service areas as well as in new regions through a cost efficient launch that reduces location expenses. Viemed expects that it will continue to employ more respiratory therapists in order to assure the high service model is accomplished in the home. By focusing overhead costs to personnel that service the patient rather than physical location costs, Viemed anticipates efficiently scaling its business in regions that are currently not being effectively serviced.

The continued trend of servicing patients in the home rather than in hospitals is aligned with Viemed’s business objectives and management anticipates that this trend will continue to offer growth opportunities for the Company. Viemed expects to continue to be a solution to the rising health costs in the United States by offering more cost effective home based solutions while increasing the quality of life for patients fighting serious respiratory diseases.

Protech Home Medical Corp., formerly Patient Home Monitoring Corp. (“PHM”), acquired the Sleepco Subsidiaries in June 2015. In December 2017 and pursuant to the terms of the Arrangement Agreement (as defined below), the Sleepco Subsidiaries became indirect wholly-owned subsidiaries of Viemed, as described below. The Sleepco Subsidiaries grew organically over the two years prior to being acquired by PHM in June 2015, and while growth slowed during PHM’s integration, Viemed’s management believes that the Sleepco Subsidiaries are poised for continued organic growth moving forward.

Sleep Management focuses on disease management and improving the quality of life for respiratory patients through clinical excellence, education and technology. Its service offerings are based on effective home treatment with respiratory care practitioners providing therapy and counseling to patients in their homes using cutting edge technology. Home Sleep focuses on providing in-home sleep testing for sleep apnea sufferers.

Viemed, through the Sleepco Subsidiaries, is one of the largest independent non-invasive ventilator providers in the United States with a service coverage area of 24 states in the United States and prospects to grow. Viemed currently services the following states: Arizona, Arkansas, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Minnesota, Mississippi, Missouri, Nevada, New Mexico, North Carolina, Ohio, Oregon, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, Washington and West Virginia.

Our Corporate History and Background

Viemed was incorporated under the Business Corporations Act on December 14, 2016 as a wholly-owned subsidiary of PHM, a corporation continued under the Business Corporations Act, in order to effect the transactions contemplated by the Arrangement Agreement and the Purchase and Sale Agreements (as defined below).

On December 22, 2017, Viemed completed an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (the “Arrangement”) involving Viemed, PHM and the securityholders of PHM, pursuant to which PHM completed a spin-out of Viemed pursuant to an arrangement agreement dated January 11, 2017 between Viemed and PHM, as amended on October 31, 2017 (the “Arrangement Agreement”).

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

As a result of the Arrangement, among other things, shareholders of PHM (the “PHM Shareholders”), as of the close of business on December 21, 2017, received one new common share in the capital of PHM (each, a “New PHM Share”) and one-tenth (1/10) of one common share of Viemed for each common share in the capital of PHM held by such PHM Shareholder immediately before the completion of the Arrangement (the “Effective Time”). Also in connection with the Arrangement: (a) for each stock option of PHM held, each option holder that remained employed or engaged by PHM upon completion of the Arrangement received one option to purchase from PHM one New PHM Share (each, a “New PHM Option”) and PHM option holders employed or engaged by Viemed received one New PHM Option (which expired on March 22, 2018) and one tenth (1/10) of one option to purchase from Viemed one common share of Viemed; and (b) for each common share purchase warrant of PHM held, each warrant holder received one warrant to purchase from PHM one New PHM Share and one tenth (1/10) of one warrant to purchase from Viemed one common share of Viemed.

As a result of the Arrangement, PHM separated into two companies:

•	Viemed, a participating Medicare durable equipment supplier that provides post-acute respiratory services in the United States; and

•	PHM, a durable medical equipment company that specializes in delivering and servicing home-based medical equipment, including oxygen therapy, sleep apnea treatment and mobility equipment.

To effectuate the Arrangement, in addition to entering into the Arrangement Agreement, on January 11, 2017: (a) PHM and Viemed entered into an asset purchase agreement (the “Asset Purchase Agreement”); and (b) PHM Logistics Corporation (“PHM Logistics”), an indirect wholly-owned subsidiary of PHM, and Viemed, Inc., a company existing under the laws of the State of Delaware and a wholly-owned subsidiary of PHM Logistics (“Holdco”), entered into a share purchase agreement (the “Share Purchase Agreement”, and, together with the Asset Purchase Agreement, the “Purchase and Sale Agreements”).

Immediately before the completion of the Arrangement, in accordance with the terms of the Purchase and Sale Agreements, PHM and Viemed affected the reorganization of Viemed whereby: (i) PHM Logistics transferred all of its equity interests in the Sleepco Subsidiaries to Holdco; (ii) all of the common stock in the authorized capital of Holdco (the “Holdco Shares”) was transferred to PHM through a series of distributions by PHM’s wholly-owned subsidiaries to their direct shareholders, with the final distribution to PHM as a return of paid-up capital; and (iii) PHM contributed to Viemed the Holdco Shares on an “as is, where is” basis in exchange for all of the issued and outstanding common shares of Viemed. Following the completion of the Arrangement, the total number of outstanding common shares of Viemed was equal to the total number of common shares of Viemed distributed pursuant to the Arrangement.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

The following chart illustrates Viemed’s corporate structure following the completion of the transactions contemplated by the Arrangement Agreement and the Purchase and Sale Agreements.

 Corporate Information

The common shares of Viemed trade in Canada on the TSX under the trading symbol “VMD.” The common shares of Viemed are also traded over-the-counter in the United States on the OTC Market under the trading symbol “VIEMF.” We have applied for listing of the common shares of Viemed on the Nasdaq Capital Market under the trading symbol “VMD.” Viemed’s registered and records office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7 Canada and its principal executive office is located at 202 N. Luke Street, Lafayette, Louisiana 70506.  Viemed’s website is www.viemed.com.  Information contained on our website is not part of this Registration Statement.

Products and Services

Viemed’s services, provided through the Sleepco Subsidiaries, include the following:

•
Home Medical Equipment: Viemed provides respiratory and other home medical equipment solutions (primarily through monthly rental arrangements), including home ventilation (invasive and non-invasive), BiPaP (bi-level positive airway pressure) and CPAP (continuous positive airway pressure) devices, percussion vests, and other medical equipment. Revenue derived from the rental and sale of home medical equipment represented a combined 98.5% and 98.2% of Viemed’s 2018 revenue and first quarter 2019 revenue, respectively. Viemed provides home medical equipment through the following service programs:

•
Respiratory disease management, including Chronic Obstructive Pulmonary Disease (“COPD”) aims to improve quality of life and reduce hospital readmissions by using proven methodology and leading technologies, such as non-invasive ventilation (“NIV”) and other therapies. Viemed provides ventilation (both invasive and non-invasive), Positive Airway Pressure (“PAP”), and related equipment and supplies to patients suffering from COPD.

•
Neuromuscular care is focused on helping neuromuscular patients to breathe more comfortably while living an active, healthier life and uses respiratory therapy treatments which can lessen the effort required to breathe.

•
Oxygen therapy provides patients with extra oxygen, which is sometimes used to manage certain chronic health problems, including COPD. Oxygen therapy may be performed at a hospital, at home or in another setting.

•	Sleep apnea management provides related solutions and/or equipment such as the AutoPAP (an automatic continuous positive airway pressure) and BiPAP (bi-level positive airway pressure) machines.

•
In-home sleep testing: Viemed provides in home sleep apnea testing services, which is an alternative to the traditional sleep lab testing environment. These services represented 1.5% of and 1.8% of Viemed’s 2018 revenue and first quarter 2019 revenue, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Home Ventilation

Monthly rental revenue from ventilators and the sale of associated supplies represented approximately 91% and 92% of total revenue for 2017 and 2018, respectively. For the first quarter of 2019, rental revenue from ventilators and the sale of associated supplies was approximately 91% of total revenue. While Viemed plans to continue investigating and introducing new complimentary products and services and further expanding the coverage of existing products, home ventilation (both invasive and non-invasive) will continue to represent the substantial majority of Viemed’s revenue.

Patients suffering from neuromuscular or respiratory diseases experience severe difficulty in breathing and require assistance from a ventilator to effectively move air in and out of their lungs. Invasive and non-invasive ventilation differ in how the air is delivered to the person. In invasive ventilation, air is delivered via a tube inserted into the windpipe through the mouth. In non-invasive ventilation, air is delivered through a sealed mask that can be placed over the mouth.

The Centers for Medicare and Medicaid Services (“CMS”) Medicare National Coverage Determinations Manual stipulates that ventilators are covered for the treatment of conditions associated with neuromuscular diseases, thoracic restrictive diseases, and chronic respiratory failure consequent to chronic obstructive pulmonary disease. Ventilators are also included in Medicare’s Frequently & Substantially Serviced payment category and are reimbursed under the Healthcare Common Procedure Coding System (“HCPCS”) codes E0465 (invasive ventilation) and E0466 (non-invasive ventilation).

Viemed’s patients are served by licensed Respiratory Therapists (“RTs”) in each of the 24 states where it provides its services. Each of these RTs is a member of the American Association for Respiratory Care (“AARC”). The RT licensure and AARC membership ensure that Viemed is able to provide patients with in-home respiratory care services, equipment setup, training, and on-call services with state-of-the-art clinical protocols. Additionally, Viemed’s Chief Medical Officer, Dr. William Frazier, is a board certified pulmonary disease specialist.

Viemed sources hardware from vendors such as Respironics (an affiliate of Philips NV) and Resmed, among other vendors, and pairs them with industry leading respiratory therapy. There are few manufacturers of equipment that can be used for home treatment of patients with ventilation respiratory therapy. The emerging nature of the market presents risks that vendors may not be able to provide equipment to satisfy demand. Viemed has historically financed certain capital expenditures through a financing company affiliated with its primary vendors, but has also recently obtained a line of credit of up to $10 million pursuant to a loan agreement with a two year term.  Amounts borrowed under the loan agreement will bear interest at a rate based on one month ICE LIBOR plus 3.00% per annum from the date of advance until paid and any amounts advanced will be secured by substantially all of Viemed’s assets. Viemed currently has no immediate plans to draw on this facility.

Government Regulation

We are subject to extensive government regulation, including numerous laws directed at regulating reimbursement of our products and services under various government programs and preventing fraud and abuse, as more fully described below. We maintain certain safeguards intended to reduce the likelihood that we will engage in conduct or enter into arrangements in violation of these restrictions.  Federal and state laws require that we obtain facility and other regulatory licenses and that we enroll as a supplier with federal and state health programs. Notwithstanding these measures, due to changes in and new interpretations of such laws and regulations, and changes in our business, among other factors, violations of these laws and regulations may still occur, which could subject us to: civil and criminal enforcement actions; licensure revocation, suspension, or non-renewal; severe fines and penalties; and even the termination of our ability to provide services, including those provided under certain government programs such as Medicare and Medicaid.

Centers for Medicare and Medicaid Services

CMS requires providers of product or services to attain and maintain accreditation in order to participate in federally funded healthcare programs. To attain and maintain accreditation, companies are required to institute policies and procedures that, among other things, formalize the interaction of the company with patients. Accrediting bodies that are approved by CMS will perform audits of these policies and procedures every three years. Should a company fall out of compliance with the requirements of the accrediting body, expulsion from the Medicare program could follow. In December 2008, we became a Durable, Medical Equipment, Prosthetics, Orthotics, and Supplies accredited Medicare supplier by the Accreditation Commission for Health Care for our solutions. Our Medicare accreditation must be renewed every three years through passage of an on-site inspection. We last renewed our accreditation with Medicare in April 2018. Maintaining our accreditation and Medicare enrollment requires that we comply with numerous business and customer support standards. If we are found to be out of compliance with accreditation standards, our enrollment status in the Medicare program could be jeopardized, up to and including termination.

CMS also requires that all durable medical equipment providers who bill the Medicare program maintain a surety bond of $50,000 per National Provider Identifier (“NPI”) number which Medicare has approved for billing privileges. We obtained surety bonds before the October 2009 deadline, and such bonds automatically renew annually.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

In order to ensure that Medicare beneficiaries only receive medically necessary and appropriate items and services, the Medicare program has adopted a number of documentation requirements. For example, the Durable Medical Equipment (“DME”) Medicare Administrative Contractor (“MAC”) Supplier Manuals provide that clinical information from the “patient’s medical record” is required to justify the initial and ongoing medical necessity for the provision of DME. Some DME MACs, CMS staff and government subcontractors have taken the position, among other things, that the “patient’s medical record” refers not to documentation maintained by the DME supplier but instead to documentation maintained by the patient’s physician, healthcare facility or other clinician, and that clinical information created by the DME supplier’s personnel and confirmed by the patient’s physician is not sufficient to establish medical necessity. It may be difficult, and sometimes impossible, for us to obtain documentation from other healthcare providers. Moreover, auditors’ interpretations of these policies are inconsistent and subject to individual interpretation. This is then translated to individual supplier significant error rates and aggregated into a Durable Medical Equipment, Prosthetics, Orthotics and Supplies (“DMEPOS”) industry error rate, which is significantly higher than other Medicare provider/supplier types. High error rates lead to further audit activity and regulatory burdens. In fact, DME MACs have continued to conduct extensive pre-payment reviews across the DME industry and have determined a wide range of error rates. For example, error rates for continuous positive airway pressure claims have ranged from 50% to 80%. DME MACs have repeatedly cited medical necessity documentation insufficiencies as the primary reason for claim denials. If these or other burdensome positions are generally adopted by auditors, DME MACs, other contractors or CMS in administering the Medicare program, we would have the right to challenge these positions as being contrary to law. If these interpretations of the documentation requirements are ultimately upheld, however, it could result in our making significant refunds and other payments to Medicare and our future revenues from Medicare may be significantly reduced. We have adjusted certain operational policies to address the current expectations of Medicare and its contractors. We cannot predict the adverse impact, if any, these interpretations of the Medicare documentation requirements or our revised policies might have on our operations, cash flow, and capital resources, but such impact could be material.

CMS maintains a Master List of Items Frequently Subject to Unnecessary Utilization. This list identifies items that could potentially be subject to prior authorization as a condition of Medicare payment.  CMS has added home ventilators used with a non-invasive interface to the Master List of Items Frequently Subject to Unnecessary Utilization.  If CMS requires prior authorization requirements for noninvasive home ventilation, it could materially impact our business.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 required the Secretary of Health and Human Services to establish and implement programs under which competitive acquisition areas are established throughout the United States for purposes of awarding contracts for the furnishing of competitively priced items of durable medical equipment.

Competitive Bidding Process

CMS conducts a competition for each competitive acquisition area under which providers submit bids to supply certain covered items of durable medical equipment. Under the competitive bidding program, durable medical equipment suppliers compete to become Medicare contract suppliers by submitting bids to furnish certain items in competitive bidding areas.  As part of the competitive bidding process, single payment amounts (“SPAs”) replace the current Medicare durable medical equipment fee schedule payment amounts for selected items in certain areas of the country. The SPAs are determined by using bids submitted by DME suppliers. CMS has included noninvasive ventilator products on the list of products subject to the competitive bidding program in Round 2021. There are, however, regulations in place that allow non-contracted providers to continue to provide products and services to their existing customers at the new competitive bidding payment amounts. We cannot predict the outcome of the competitive bidding process for contracted supplier selection or the impact of the competitive bidding process on reimbursements to our existing customers.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Licensure

Several states require that durable medical equipment providers be licensed in order to sell products to patients in that state. Certain of these states require that durable medical equipment providers maintain an in-state location. Most of our state licenses are renewed on an annual basis. Although we believe we are in compliance with all applicable state regulations regarding licensure requirements, if we were found to be noncompliant, we could lose our licensure in that state, which could prohibit us from selling our current or future products to patients in that state. In addition, we are subject to certain state laws regarding professional licensure.

Accreditation

Many payors require accreditation under payor contracts.  If we lose accreditation at any location, it could have an adverse impact on our reimbursement under payor contracts.

Fraud and Abuse Regulations

Federal Anti-Kickback and Self-Referral Laws.    The Federal Anti-Kickback Statute, among other things, prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration, whether directly or indirectly and overtly or covertly, in return for, or to induce the referral of an individual for the:

•	furnishing or arranging for the furnishing of items or services reimbursable in whole or in part under Medicare, Medicaid or other federal healthcare programs; or

•
purchase, lease, or order of, or the arrangement or recommendation of the purchasing, leasing, or ordering of any item or service reimbursable in whole or in part under Medicare, Medicaid or other federal healthcare programs.

There are a number of safe harbors to the Federal Anti-Kickback Statute. Such safe harbors permit certain payments and business practices that, although they would otherwise potentially implicate the Federal Anti-Kickback Statute, are not treated as an offense under the same if the requirements of the specific applicable safe harbor are met.

The Federal Anti-Kickback Statute applies to certain arrangements with healthcare providers, product end users and other parties, including marketing arrangements and discounts and other financial incentives offered in connection with the sales of our products. Although we believe that we have structured such arrangements to be in compliance with the Anti-Kickback Statute and other applicable laws, regulatory authorities may determine that our marketing, pricing, or other activities violate the Federal Anti-Kickback Statute or other applicable laws. Noncompliance with the Federal Anti-Kickback Statute can result in civil, administrative and criminal penalties, restrictions on our ability to operate in certain jurisdictions, and exclusion from participation in Medicare, Medicaid or other federal healthcare programs. In addition, to the extent we are found to not be in compliance, we may be required to curtail or restructure our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business, our financial condition and our results of operations.

The Ethics in Patient Referrals Act, commonly known as the “Stark Law,” prohibits a physician from making referrals for certain “designated health services” payable by Medicare to an entity, including a company that furnishes durable medical equipment, in which the physician or an immediate family member of such physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement unless an exception applies. Violation of the Stark Law could result in denial of payment, disgorgement of reimbursements received under a noncompliant arrangement, civil penalties and exclusion from Medicare or other governmental programs. Although we believe that we have structured our provider arrangements to comply with current Stark Law requirements, these requirements are highly technical and there can be no guarantee that regulatory authorities will not determine or assert that our arrangements do not meet applicable Stark Law exceptions.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Additionally, because some of these laws continue to evolve, we lack definitive guidance as to the application of certain key aspects of these laws as they relate to our arrangements with providers with respect to patient training. We cannot predict the final form that these regulations will take or the effect that the final regulations will have on us. As a result, our provider arrangements may ultimately be found to be non-compliant with applicable federal law.

False statements.    The federal false statements statute prohibits knowingly and willfully falsifying, concealing, or omitting a material fact or making any materially false statement in connection with the delivery of healthcare benefits, items, or services. In addition to criminal penalties, violation of this statute may result in collateral administrative sanctions, including exclusion from participation in Medicare, Medicaid and other federal health care programs.

Federal False Claims Act and Civil Monetary Penalties Law.    The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim paid or to avoid, decrease or conceal an obligation to pay money to the federal government or who has knowingly retained an overpayment. In addition, amendments in 1986 to the Federal False Claims Act have made it easier for private parties to bring whistleblower lawsuits against companies.

The Civil Monetary Penalties Law provides, in part, that the federal government may seek civil monetary penalties against any person that, like under the Federal False Claims Act, presents or causes to be presented claims to a Federal health care program that the person knows or should know is for an item or services that was not provided as claimed or is false or fraudulent or that has made a false statement or used a false record to get a claim paid. The federal government may also seek civil monetary penalties for a wide variety of other conduct, including offering remuneration to influence a Medicare or Medicaid beneficiary’s selection of providers and violations of the Federal Anti-Kickback Statute.

Although we believe that we are in compliance with the Federal False Claims Act as well as the Civil Monetary Penalties laws, if we are found in violation of the same, penalties include fines ranging from $11,181 to $22,363 for each false claim violation of the Federal False Claims Act and varying amounts based on the type of violation of the Civil Monetary Penalties Law, plus up to three times the amount of damages that the federal government sustained because of the act of that person. In addition, the federal government may also seek exclusion from participation in all federal health care programs.

In addition, we bill Medicare Part B and other insurers directly for each sale to patients. As a result, we must comply with all laws, rules and regulations associated with filing claims with the Medicare program, including the Social Security Act, Medicare regulations, the Federal False Claims Act and the Civil Monetary Penalties Law, as well as a variety of additional federal and state laws. During an audit, insurers typically expect to find explicit documentation in the medical record to support a claim. Physicians and other clinicians, who are responsible for prescribing our products for patients, are expected to create and maintain the medical records that form the basis for the claims we submit to Medicare and other insurers. Any failure by physicians and other clinicians to properly document the medical records for patients using our products could invalidate claims, impair our ability to collect submitted claims and subject us to overpayment liabilities, Federal False Claims Act liabilities and other penalties including exclusion from the Medicare, Medicaid or private insurance programs.

To the extent we are found to not be in compliance, we may be required to curtail or restructure our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business, our financial condition and our results of operations.

State fraud and abuse provisions.    Many states have also adopted some form of anti-kickback and anti-referral laws and false claims acts that apply regardless of payer, in addition to items and services reimbursed under Medicaid and other state programs. In some states, these laws apply and we believe that we are in compliance with such laws. Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

The U.S. Foreign Corrupt Practices Act and Other Anti-Corruption Laws.    We may be subject to a variety of domestic and foreign anti-corruption laws with respect to our regulatory compliance efforts and operations. The U.S. Foreign Corrupt Practices Act (the “FCPA”) is a criminal statute that prohibits an individual or business from paying, offering, promising or authorizing the provision of money (such as a bribe or kickback) or anything else of value (such as an improper gift, hospitality, or favor), directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision in order to assist the individual or business in obtaining, retaining, or directing business or other advantages (such as favorable regulatory rulings). The FCPA also obligates companies with securities listed in the United States to comply with certain accounting provisions. Those provisions require a company such as ours to (i) maintain books and records that accurately and fairly reflect all transactions, expenses and asset dispositions, and (ii) devise and maintain an adequate system of internal accounting controls sufficient to provide reasonable assurances that transactions are properly authorized, executed and recorded. The FCPA is subject to broad interpretation by the U.S. government. The past decade has seen a significant increase in enforcement activity. In addition to the FCPA, there are a number of other federal and state anti-corruption laws to which we may be subject, including, the U.S. domestic bribery statute contained in 18 USC § 201 (which prohibits bribing U.S. government officials) and the U.S. Travel Act (which in some instances addresses private-sector or commercial bribery both within and outside the United States).

We could be held liable under the FCPA and other anti-corruption laws for the illegal activities of our employees, representatives, contractors, collaborators, agents, subsidiaries, or affiliates, even if we did not explicitly authorize such activity. Although we will seek to comply with anti-corruption laws, there can be no assurance that all of our employees, representatives, contractors, collaborators, agents, subsidiaries or affiliates will comply with these laws at all times. Violation of these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. In addition, our directors, officers, employees, and other representatives who engage in violations of the FCPA and certain other anti-corruption statutes may face imprisonment, fines and penalties. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

HIPAA.    The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) established uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses (collectively “covered entities”). The following standards have been promulgated under HIPAA’s regulations:

•	the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of individually identifiable health information, or “protected health information”;

•
the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures;

•
the Security Standards, which require covered entities to implement and maintain certain security measures to safeguard certain electronic health information, including the adoption of administrative, physical and technical safeguards to protect such information; and

•
the breach notification rules, which require covered entitles to provide notification to affected individuals, the Department of Health and Human Services and the media in the event of a breach of unsecured protected health information.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

In 2009, Congress passed the American Recovery and Reinvestment Act of 2009 (“ARRA”) which included sweeping changes to HIPAA, including an expansion of HIPAA’s privacy and security standards. ARRA includes the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) which, among other things, made HIPAA’s privacy and security standards directly applicable to business associates of covered entities. A business associate is a person or entity that performs certain functions or activities on behalf of a covered entity that involve the use or disclosure of protected health information. As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable standards. Moreover, HITECH creates a new requirement to report certain breaches of unsecured, individually identifiable health information and imposes penalties on entities that fail to do so. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions.

The 2013 final HITECH omnibus rule (the “HITECH Final Rule”) modifies the breach reporting standard in a manner that makes more data security incidents qualify as reportable breaches. Any liability from a failure to comply with the requirements of HIPAA or the HITECH Act could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our results of operations. The HITECH Final Rule will continue to be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us, as well as referring providers.

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in certain cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. Most states have also adopted breach notification laws that require notification to affected individuals and certain state agencies if there is a security breach of certain individually-identifiable information. If we suffer a privacy or security breach, we could be required to expend significant resources to provide notification to the affected individuals and address the breach, as well as reputational harm associated with the breach. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions. Any liability from failure to comply with the requirements of HIPAA, HITECH or state privacy and security statutes or regulations could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our business, financial condition and results of operations.

General Regulatory Compliance and Health Care Reform

The evolving regulatory and compliance environment and the need to build and maintain robust systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may fail to comply fully with one or more of these requirements. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal and civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business, financial condition and our results of operations.

In March 2010, the Affordable Care Act (“ACA”) was enacted into law in the United States. This healthcare reform, which included a number of provisions aimed at improving the quality and decreasing the cost of healthcare, has resulted in significant reimbursement cuts in Medicare payments to hospitals and other healthcare providers and in the healthcare reimbursement system, evolving toward value- and outcomes-based reimbursement methodologies. It is uncertain what long-term consequences these provisions will have on patient access to new technologies and what impact these provisions will have on Medicare reimbursement rates. Other elements of the ACA, including comparative effectiveness research, an independent payment advisory board and payment systems reform, including shared savings pilots and other reforms, may result in fundamental changes to federal healthcare reimbursement programs. The Tax Cuts and Jobs Act of 2017 repealed penalties for noncompliance with the requirement for insurance coverage known as the “individual mandate.”  This change could affect whether individuals enroll in health plans and could impact insurers with which we contract.  Other changes to the ACA could impact the number of patients who have access to our products. Existing and additional legislative or administrative reforms, or any repeal of provisions, of the U.S. healthcare reimbursement systems may significantly reduce reimbursement or otherwise impact coverage for our medical devices, or adverse decisions relating to our products by administrators of such systems in coverage or reimbursement issues could have an adverse impact on our financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Third-Party Reimbursement

In the United States and elsewhere, sales of medical devices depend in significant part on the availability of coverage and reimbursement to providers and patients from third-party payers. Third-party payers include private insurance plans and governmental programs. As with other medical devices, reimbursement for our products can differ significantly from payer to payer, and our products are not universally covered by third- party commercial payers. Further, third-party payers continually review existing technologies for continued coverage and can, with limited notice, deny or reverse coverage for existing products.

Two principal governmental third-party payers in the United States are Medicare and Medicaid. Medicare is a federal program that provides certain medical insurance benefits to persons age 65 and over, certain disabled persons and others. In contrast, Medicaid is a medical assistance program jointly funded by federal and state governments to serve certain individuals and families with low incomes and who meet other eligibility requirements. Each state administers its own Medicaid program which determines the benefits made available to the Medicaid recipients in that state. The Medicare and Medicaid statutory framework is subject to administrative rulings, interpretations and discretion that affect the amount and timing of reimbursement made under Medicare and Medicaid.

CMS, which is the agency within the Department of Health and Human Services that administers both Medicare and Medicaid, has the authority to decline to cover particular products or services if it determines that they are not “reasonable and necessary” for the treatment of Medicare beneficiaries. A coverage determination for a product, which establishes the indications that will be covered, and any restrictions or limitations, can be developed at the national level by CMS through a National Coverage Determination (“NCD”) or at the local level through a Local Coverage Determination (“LCD”) by a regional DME MAC. CMS could issues new NCDs or the regional DME MACs could issue LCDs related to full range of respiratory DME products.  If such NCDs or LCDs are issued or revised, they could significantly alter the coverage under Medicare and materially impact our business.

With respect to our ventilator products, an NCD for the DME Reference List, that has been effective since April 1, 2003, indicates that ventilators, including our products, are covered for the treatment of neuromuscular diseases, thoracic restrictive diseases, and chronic respiratory failure consequent to chronic obstructive pulmonary disease. While the NCD for the DME Reference List has been updated, no separate NCD has been issued for ventilators. Monthly rental revenue from ventilators and the sale of associated supplies represented approximately 91% and 92% of total revenue for 2017 and 2018, respectively. For the first quarter of 2019, rental revenue from ventilators and the sale of associated supplies was approximately 91% of total revenue. Medicare Administrative Contractors responsible for processing durable medical equipment claims have issued LCDs for Respiratory Assist Devices (“RADs”) which contain language that describing an overlap in conditions used to determine coverage for RADs and ventilator devices.  These LCDs state that the treatment plan for any individual patient, including the determination to use a ventilator or a bi-level Positive Airway Pressure device, may vary and will be made based upon the specifics of each individual beneficiary’s medical condition. Due to this variability, determinations of coverage for our ventilator products are subject to scrutiny of individual medical records and claims.  Revenues from Medicare and Medicaid accounted for 69% and 72% of the total revenues for the year ended December 31, 2018 and 2017, respectively.

Because Medicare criteria is extensive, we have a team dedicated to educating prescribers to help them understand how Medicare policy affects their patients and the medical record documentation needed to meet both NCD and LCD requirements. We maintain open communication with physician key opinion leaders and with Medicare contractors to provide data as it becomes available that could potentially influence coverage decisions. We also continue to closely monitor our Medicare business to identify trends that could have a negative impact on certain Medicare patients’ access to our products, which in turn could have an adverse effect on our business and results of operations.

Commercial payers that reimburse for our products do so in a variety of ways, depending on the insurance plan’s policies, employer and benefit manager input, and contracts with their provider network. Moreover, Medicaid programs and some commercial insurance plans, especially Medicare Advantage plans (commercial insurers that are administering Medicare benefits to certain beneficiaries), are frequently influenced by Medicare coverage determinations. In working with payers who follow Medicare criteria, we have focused on clear communications with insurers to ensure mutual understanding of criteria interpretation, which differs significantly among the plans from very restrictive to quite lenient, and we then work closely with prescribers to educate them accordingly. While this approach has had positive impact, we do not know if or when additional payers may adopt the LCD criteria nor do we know how they will choose to interpret it.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

We believe a reduction or elimination of coverage or reimbursement of our products by Medicare would likely cause some commercial third-party payers to implement similar reductions in their coverage or reimbursement of our products. If we are unable to expand coverage of our products by additional commercial payers, or if third-party payers that currently cover or reimburse for our products reverse or limit their coverage in the future, our business and results of operations could be adversely affected.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. We will remain an “emerging growth company” until the earliest of (i) the last day of our fiscal year in which we have total annual gross revenues of $1.07 billion (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1 million) or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); (iii) the date on which we have, during the prior three-year period, issued more than $1 billion in non-convertible debt; and (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We cannot predict if investors will find our common shares less attractive to the extent we rely on the exemptions available to emerging growth companies. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of such extended transition period.

Competition

The respiratory care industry is highly competitive. While Sleep Management is one of the top three providers of NIVs and related services in the United States, the present competition may gain market share, and any new entrants, with greater financial and technical resources, may provide additional competition. Accordingly, there can be no assurance that Sleep Management will grow its operations organically to meet the competitive environment.

Significant Customers

For the years ended December 31, 2018, 2017 and 2016, Viemed had no customers that accounted for 10% or more of its consolidated revenues.

Viemed earns revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the United States government being the primary entity making payments. If the Medicare program were to slow payments of Viemed receivables for any reason, Viemed would be adversely impacted.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

A majority of the Company’s revenues are derived from the fee for service pricing guidelines set by the CMS. These pricing guidelines are subject to change at the discretion of CMS.

Employees

At March 31, 2019, Viemed had 321 employees, in addition to consultants working directly with hospitals and other healthcare providers to help simplify the administrative process for patients transitioning from hospital to home care.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

ITEM 1A.	Risk Factors

Risks Related to Our Industry and Business

We have a limited history of operations and we might be unsuccessful in increasing our sales and cannot assure you that we will ever generate substantial revenue or be profitable.

Viemed has a limited history of operations. There can be no assurance that the business of Viemed and/or its subsidiaries will be successful and generate, or maintain, any profit.

Our novel business model may not be accepted by the market, which would harm our financial condition and results of operations.

Home monitoring of patients is a relatively new business, making it difficult to predict market acceptance, development, expansion and direction. The home monitoring services to be provided by Viemed represent a relatively new development in the United States healthcare industry. Accordingly, adoption by patients and physicians can require education, which can result in a lengthy sales cycle. The market may take time to develop. Physicians and/or patients may be slow to adopt new methods. The development of Viemed’s home monitoring business is dependent on a number of factors. These factors include: Viemed’s ability to differentiate its services from those of its competitors; the extent and timing of the acceptance of Viemed’s services as a replacement for, or supplement to, traditional methods of servicing patients; the effectiveness of Viemed’s sales and marketing and engagement efforts with customers and their health plan participants; and Viemed’s ability to provide quality customer service, as perceived by patients and physicians.  If Viemed’s home monitoring business is not fully developed as a result of the failure of any of these factors or if our novel business model is not accepted by the market, our financial condition and results of operations would be significantly impacted.

We compete against companies that have longer operating histories and greater resources, which may result in reduced profit margins and loss of market share.

While Sleep Management is currently one of the top three providers of NIVs and related services in the United States, the respiratory care industry is highly competitive and dynamic and may become more competitive as new players enter the market. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain competitors will have vertically integrated manufacturing and services sectors of the market. Viemed may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be able to borrow money or raise debt to purchase equipment more easily than Viemed. Potential competitors could have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have and could utilize their greater resources to acquire or develop new technologies or products that could effectively compete with our existing products. Additionally, demand for Viemed’s home monitoring services and other services could be diminished by equivalent or superior products and services developed by competitors.

Competing in these markets could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations. Our ability to compete effectively depends upon our ability to distinguish our company and our services from our competitors and their products, on such factors as safety and effectiveness, product pricing, compelling clinical data and quality of customer support.

Reductions in reimbursement rates may have a materially adverse impact on the profitability of Viemed’s operations.

Reimbursement for services to be provided by Viemed come primarily from Medicare and private health insurance companies. The reimbursement rates offered are outside the control of Viemed. Reimbursement rates in this area, and much of the United States health care market in general, have been subject to continual reductions as health insurers and governmental entities attempt to control health care costs. The extent and timing of any reduction in reimbursement rates cannot be predicted by Viemed.

Reductions in reimbursement rates may have a material adverse impact on the profitability of Viemed’s operations. A reduction in reimbursement may be unrelated to any concurrent decline in the cost of operations, thereby resulting in reduced profitability. Viemed’s costs of operations could increase, but the cost increases may not be passed on to customers because reimbursement rates are set without regard to the cost of service.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Our reliance on only a few sources of repayment for our services could result in delays in repayment, which could adversely affect cash flow and revenues.

Viemed earns revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the United States government being the primary entity making payments. If the Medicare program were to slow payments of Viemed receivables for any reason, Viemed would be adversely impacted. In addition, both governmental and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect cash flow and revenues for Viemed.

Our dependence on key suppliers puts us at risk of interruptions in the availability of the equipment we need for our services, which could reduce our revenue and adversely affect our results of operations.

We require the timely delivery of a sufficient supply of equipment with which we can perform our home treatment of patients. Our dependence on third-party suppliers involves several other risks, including limited control over pricing, availability, quality and delivery schedules. For example, there are few manufacturers of the equipment that can be used for home treatment of patients with ventilation respiratory therapy. The emerging nature of this market presents risks that suppliers may not be able to provide equipment to satisfy demand. Demand may outstrip supply, leading to equipment shortages. Conversely, incorrect demand forecasting could lead to excess inventory. If Viemed fails to achieve certain volume of sales, prices of ventilators may increase. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect Viemed’s ability to provide services and achieve revenue targets.

Inadequate supply could impair Viemed’s ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting margins for Viemed. Additionally, the market for financing ventilators other supplies needed by Viemed could be more difficult in the future.

Viemed conducts all of its operations through its United States subsidiaries and its ability to extract value from these subsidiaries may be limited.

Viemed conducts all of its operations through its United States subsidiaries. Therefore, to the extent of these holdings, Viemed (directly and indirectly) will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by a variety of factors, including, the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each subsidiary operates, and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated. Additionally, Viemed’s subsidiaries are restricted from making distributions to Viemed by the loan agreement, subject to certain exceptions.

The failure to attract or to retain management or key operating personnel, including directors, could adversely affect operations.

Viemed’s success to date has depended, and will continue to depend, largely on the skills and efforts of its management team, including its ability to interpret market data correctly and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate opportunities. Viemed has a small management team and the loss of a key individual or the inability to attract suitably qualified staff could have a material adverse impact on its business. Viemed may also encounter difficulties in obtaining and maintaining suitably qualified staff. No assurance can be given that individuals with the required skills will continue employment with Viemed or that replacement personnel with comparable skills can be found. Viemed is dependent on the services of key executives, including the directors of Viemed and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of Viemed, the loss of these persons or Viemed’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Viemed may be unable to achieve its strategy to grow its business, which could adversely impact its revenues and profits.

Viemed may have difficulty identifying or acquiring suitable acquisition targets and maintaining the organic growth, which is a significant aspect of its business model. In the event that Viemed is successful in consummating acquisitions in the future, such acquisitions may negatively impact is business, financial condition,.results of operations, cash flows and prospects because of a variety of factors, including the acquired company’s business not achieving the anticipated revenue, earnings or cash flows, the assumption by Viemed of liabilities or risks beyond its estimates or the diversion of the attention of management from the Viemed’s existing business.

If it is unable to continue to grow or manage its growth for any of these reasons, Viemed may be unable to achieve its expansion strategy, which could adversely impact its earnings per share and its revenue and profits.

We have significant ongoing capital expenditure requirements. If we are unable to obtain necessary capital on favorable terms or at all, we may not be able to execute on our business plans and our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

The development and the business (including acquisitions) of Viemed may require additional financing, which may involve high transaction costs, dilution to shareholders, high interest rates or unfavorable terms and conditions. Failure to obtain sufficient financing may result in the delay or indefinite postponement of Viemed’s business plans and its business, financial condition, results of operations and prospects may be adversely affected. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to Viemed.

Certain of our management may engage in business opportunities on behalf of other companies that are in competition with us.

Some of the directors and officers of Viemed are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with Viemed. Some of Viemed’s directors and officers are or may become directors or officers of other companies engaged in other business ventures.

Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the Business Corporations Act, which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Viemed to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the Business Corporations Act. Any decision made by any of such directors and officers involving Viemed should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Viemed and its shareholders. Such transactions will also be subject to and governed by procedures in Viemed’s Code of Ethics and Business Conduct.

We are subject to the risks of litigation and governmental proceedings, which could adversely affect our business.

We are, and in the future may be, subject to legal and governmental proceedings and claims. The parties in such legal actions may seek amounts from us that may not be covered in whole or in part by insurance. Defending ourselves against such legal actions could result in significant costs and could require a substantial amount of time and effort by our management team. We cannot predict the outcome of litigation or governmental proceedings to which we are a party or whether we will be subject to future legal actions. As a result, the potential costs associated with legal actions against us could adversely affect our business, financial condition, results of operations, cash flows or prospects.

Insurance and claims expenses could significantly reduce our profitability.

Viemed’s business is subject to a number of risks and hazards generally, including general liability. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to the properties of Viemed, or the properties of others, monetary losses and possible legal liability. Viemed may be subject to product liability and medical malpractice claims, which may adversely affect its operations. Viemed’s industry is highly regulated, and may be subject to regulatory scrutiny for violations of regulations and laws. Viemed could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Although Viemed maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. Viemed may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Viemed might also become subject to liability which may not be insured against or which Viemed may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Viemed to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.

In the ordinary course of our business, we receive certain personal information, in both physical and electronic formats, about our patients, our employees, and our vendors. We maintain substantial security measures and data backup systems to protect, store, and prevent unauthorized access to such information. Nevertheless, it is possible that computer hackers and others (through cyberattacks, which are rapidly evolving and becoming increasingly sophisticated, or by other means) might defeat our security measures in the future and obtain the personal information of customers, their loved ones, our employees, and our vendors that we hold. If we fail to protect our own information, we could experience significant costs and expenses as well as damage to our reputation. Additionally, legislation relating to cyber security threats could impose additional requirements on our operations.

Our ability to manage and maintain our internal reports effectively and integration of new business acquisitions depends significantly on our enterprise resource planning system and other information systems. Some of our information technology systems may experience interruptions, delays or cessations of service or produce errors in connection with ongoing systems implementation work. The failure of our systems to operate effectively or to integrate with other systems, or a breach in security or other unauthorized access of these systems, may also result in reduced efficiency of our operations and could require significant capital investments to remediate any such failure, problem or breach and to comply with applicable regulations, all of which could adversely affect our business, financial condition and results of operations.

Disruptions in the credit and financial markets may have an adverse impact on Viemed’s ability to obtain capital and financial for its operations.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Viemed’s access to capital or increase the cost of capital. From 2007 to 2009, the United States credit markets began to experience serious disruption due to deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader United States and global credit and financial markets and resulted in the collapse of, and government intervention in, major banks, financial institutions and insurers and created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions which continued throughout 2012 with continued uncertainty in the European marketplace and continued uncertainty surrounding the “fiscal cliff”, the United States government deficit and the United States government spending cuts. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to deteriorate and stock markets to fluctuate substantially.

These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for Viemed to obtain, or increase its cost of obtaining, capital and financing for its operations. Access to additional capital may not be available to Viemed on terms acceptable to it, or at all.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Risks Relating to Government Regulation

Healthcare reform legislation may affect our business.

Healthcare reform laws significantly affect the U.S. healthcare services industry.  In recent years, many legislative proposals have been introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system, either nationally or at the state level. At the federal level, Congress has continued to propose or consider healthcare budgets that substantially reduce payments under the Medicare programs. See “Business–Government Regulation” in Item 1 for more information. The ultimate content, timing or effect of any healthcare reform legislation and the impact of potential legislation on us is uncertain and difficult, if not impossible, to predict. That impact may be material to our business, financial condition or results of operations.

We are subject to extensive federal and state regulation, and if we fail to comply with applicable regulations, we could suffer severe criminal or civil sanctions or be required to make significant changes to our operations that could adversely affect our business, financial condition and operating results.

The federal government and all states in which we currently operate regulate various aspects of our business. Our operations also are subject to state laws governing, among other things, distribution of medical equipment and certain types of home health activities, and we are required to obtain and maintain licenses in each state to act as a durable equipment supplier. Additionally, accreditation is required by many payors.  If we fail to obtain or maintain any required accreditation, it could have an impact on our business.

As a healthcare provider participating in governmental healthcare programs, we are subject to laws directed at preventing fraud and abuse, which subject our marketing, billing, documentation and other practices to government scrutiny.   These include specific requirements imposed by the DME MAC Supplier Manuals. To ensure compliance with Medicare, Medicaid and other regulations, government agencies or their contractors often conduct routine audits and request customer records and other documents to support our claims submitted for payment of services rendered. Government agencies or their contractors also periodically open investigations and obtain information from healthcare providers. Violations of federal and state regulations can result in severe criminal, civil and administrative penalties and sanctions, including debarment, suspension or exclusion from Medicare, Medicaid and other government reimbursement programs, any of which would have a material adverse effect on our business.

We expect the federal and state governments to continue their efforts to contain growth in Medicaid expenditures, which could adversely affect our revenue and profitability.

Medicaid spending has increased rapidly in recent years, becoming a significant component of state budgets. This, combined with slower state revenue growth, has led both the federal government and many states to institute measures aimed at controlling the growth of Medicaid spending, and in some instances reducing aggregate Medicaid spending. We expect these state and federal efforts to continue for the foreseeable future. Furthermore, not all of the states in which we operate have elected to expand Medicaid as part of federal healthcare reform legislation. There can be no assurance that the program, on the current terms or otherwise, will continue for any particular period of time beyond the foreseeable future. If Medicaid reimbursement rates are reduced or fail to increase as quickly as our costs, or if there are changes in the rules governing the Medicaid program that are disadvantageous to our businesses, our business and results of operations could be materially and adversely affected.

Revenue we receive from Payors as well as Medicare and Medicaid is subject to potential retroactive reduction.

Payments we receive from Medicare and Medicaid can be retroactively adjusted after examination during the claims settlement process or as a result of post-payment audits. Payors may disallow, in whole or in part, our requests for reimbursement, or recoup amounts previously reimbursed, based on determinations by the payors or their third-party audit contractors that certain costs are not reimbursable because either adequate or additional documentation was not provided or because certain services were not covered or deemed to not be medically necessary. Significant adjustments, recoupments or repayments of our Medicare or Medicaid revenue, and the costs associated with complying with investigative audits by regulatory and governmental authorities, could adversely affect our financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Additionally, from time to time we become aware, either based on information provided by third parties and/or the results of internal audits, of payments from payor sources that were either wholly or partially in excess of the amount that we should have been paid for the service provided. Overpayments may result from a variety of factors, including insufficient documentation supporting the services rendered or medical necessity of the services or other failures to document the satisfaction of the necessary conditions of payment. We are required by law in most instances to refund the full amount of the overpayment after becoming aware of it, and failure to do so within requisite time limits imposed by the law could lead to significant fines and penalties being imposed on us. Furthermore, our initial billing of and payments for services that are unsupported by the requisite documentation and satisfaction of any other conditions of payment, regardless of our awareness of the failure at the time of the billing or payment, could expose us to significant fines and penalties. We could also be subject to exclusion from participation in the Medicare or Medicaid programs in some circumstances as well, in addition to any monetary or other fines, penalties or sanctions that we may incur under applicable federal and/or state law. Our repayment of any such amounts, as well as any fines, penalties or other sanctions that we may incur, could be significant and could have a material and adverse effect on our results of operations and financial condition.

From time to time we are also involved in various external governmental investigations, audits and reviews. Reviews, audits and investigations of this sort can lead to government actions, which can result in the assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs. Failure to comply with applicable laws, regulations and rules could have a material and adverse effect on our results of operations and financial condition. Furthermore, becoming subject to these governmental investigations, audits and reviews can also require us to incur significant legal and document production expenses as we cooperate with the government authorities, regardless of whether the particular investigation, audit or review leads to the identification of underlying issues.

As a result of increased post-payment reviews of claims we submit to Medicare for our services, we may incur additional costs and may be required to repay amounts already paid to us.

We are subject to regular post-payment inquiries, investigations and audits of the claims we submit to Medicare for payment for our services. These post-payment reviews have increased as a result of government cost-containment initiatives. These additional post-payment reviews may require us to incur additional costs to respond to requests for records and to pursue the reversal of payment denials, and ultimately may require us to refund amounts paid to us by Medicare that are determined to have been overpaid.

For a further description of this and other laws and regulations involving governmental reimbursements, see “Business—Government Regulation” in Item 1.

An economic downturn, state budget pressures, sustained unemployment and continued deficit spending by the federal government may result in a reduction in reimbursement and covered services.

An economic downturn could have a detrimental effect on our revenues. Historically, state budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we can expect continuing cost containment pressures on Medicaid outlays for our services in the states in which we operate. In addition, an economic downturn, coupled with sustained unemployment, may also impact the number of enrollees in managed care programs as well as the profitability of managed care companies, which could result in reduced reimbursement rates.

The existing federal deficit, as well as deficit spending by federal and state governments as the result of adverse developments in the economy or other reasons, can lead to continuing pressure to reduce governmental expenditures for other purposes, including government-funded programs in which we participate, such as Medicare and Medicaid. Such actions in turn may adversely affect our results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Delays in reimbursement due to state budget deficits may increase in the future, adversely affecting our liquidity.

There is a delay between the time that we provide services and the time that we receive reimbursement or payment for these services. Many of the states in which we operate are operating with budget deficits for their current fiscal year. These and other states may in the future delay reimbursement, which would adversely affect our liquidity. In addition, from time to time, procedural issues require us to resubmit claims before payment is remitted, which contributes to our aged receivables. Additionally, unanticipated delays in receiving reimbursement from state programs due to changes in their policies or billing or audit procedures may adversely impact our liquidity and working capital. We fund operations primarily through the collection of accounts receivable.

Delays in reimbursement may cause liquidity problems.

There are delays in reimbursement from the time we provide services to the time we receive reimbursement or payment for these services. Delays may result from changes by payors to data submission requirements or requests by fiscal intermediaries for additional data or documentation, among other issues. If we have information system problems or issues that arise with Medicare or Medicaid, we may encounter delays in our payment cycle. Such timing delays may cause working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in our results of operations and liquidity. System problems, Medicare or Medicaid issues or industry trends may extend our collection period, adversely impact our working capital. Our working capital management procedures may not successfully negate this risk. There are often timing delays when attempting to collect funds from Medicaid programs. Delays in receiving reimbursement or payments from these programs may adversely impact our working capital.

We depend in part upon reimbursement by third-party payors.

A substantial portion of our revenues are derived from private and governmental third-party payors. In 2018, approximately 31% of our revenues were derived collectively from managed care plans, commercial health insurers, workers’ compensation payors, and other private pay revenue sources while approximately 69% of our revenues were derived from Medicare and Medicaid. Initiatives undertaken by industry and government to contain healthcare costs affect Viemed’s profitability. These payors attempt to control healthcare costs by contracting with healthcare providers to obtain services on a discounted basis.  We believe that this trend will continue and may limit reimbursement for healthcare services. Additionally, from time to time our contracts with payors are terminated, amended or renegotiated, sometime unilaterally through policies.  If insurers or managed care companies from whom we receive substantial payments were to terminate, amend or renegotiate contracts or reduce the amounts they pay for services, our profit margins may decline, or we may lose patients if we choose not to renew our contracts with these insurers at lower rates.

In recent years, through legislative and regulatory actions, the federal government has made substantial changes to various payment systems under the Medicare program. See “Business—Government Regulation” in Item 1 for more information. President Obama signed into law comprehensive reforms to the healthcare system, including changes to Medicare reimbursement. Additionally, the Tax Cuts and Jobs Act of 2017 repealed penalties for noncompliance with the requirement for insurance coverage known as the “individual mandate.”  This change could affect whether individuals enroll in health plans and could impact insurers with which we contract.  Additional reforms or other changes to these payment systems may be proposed or adopted, either by the Congress or by CMS, including bundled payments, outcomes-based payment methodologies and a shift away from traditional fee-for-service reimbursement. If revised regulations are adopted, the availability, methods and rates of Medicare reimbursements for services of the type furnished by Viemed could change. Some of these changes and proposed changes could adversely affect our business strategy, operations and financial results.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

We face inspections, reviews, audits and investigations under federal and state government programs and contracts. These audits could have adverse findings that may negatively affect our business.

As a result of our participation in the Medicare and Medicaid programs, we are subject to various governmental inspections, reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Managed care payors may also reserve the right to conduct audits. An adverse inspection, review, audit or investigation could result in:

•	refunding amounts we have been paid pursuant to the Medicare or Medicaid programs or from managed care payors;
•	state or federal agencies imposing fines, penalties and other sanctions on us;
•	temporary suspension of payment for new patients;
•	decertification or exclusion from participation in the Medicare or Medicaid programs or one or more managed care payor networks;
•	damage to our reputation; and
•	loss of certain rights under, or termination of, our contracts with managed care payors.

If adverse inspections, reviews, audits or investigations occur and any of the results noted above occur, it could have a material adverse effect on our business and operating results.

Our facilities are subject to extensive federal and state laws and regulations relating to the privacy of individually identifiable information.

HIPAA required the U.S. Department of Health and Human Services to adopt standards to protect the privacy and security of individually identifiable health-related information. The department released final regulations containing privacy standards in 2000 and published revisions to the final regulations in 2002. The privacy regulations extensively regulate the use and disclosure of individually identifiable health-related information. The regulations also provide patients with significant rights related to understanding and controlling how their health information is used or disclosed. The security regulations require healthcare providers to implement administrative, physical and technical practices to protect the security of individually identifiable health information that is maintained or transmitted electronically.

HITECH, which was signed into law in 2009, enhanced the privacy, security and enforcement provisions of HIPAA by, among other things establishing security breach notification requirements, allowing enforcement of HIPAA by state attorneys general, and increasing penalties for HIPAA violations. Violations of HIPAA or HITECH could result in civil or criminal penalties.

In addition to HIPAA, there are numerous federal and state laws and regulations addressing patient and consumer privacy concerns, including unauthorized access or theft of personal information. State statutes and regulations vary from state to state. Lawsuits, including class actions and action by state attorneys general, directed at companies that have experienced a privacy or security breach also can occur.

We have established policies and procedures in an effort to ensure compliance with these privacy related requirements. However, if there is a breach, we may be subject to various penalties and damages and may be required to incur costs to mitigate the impact of the breach on affected individuals.

Our products are currently subject to the competitive bidding process under Medicare, which may negatively affect our business and financial condition.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 required the Secretary of Health and Human Services to establish and implement programs under which competitive acquisition areas are established throughout the United States for purposes of awarding contracts for the furnishing of competitively priced items of durable medical equipment.

CMS, the agency responsible for administering the Medicare program, conducts a competition for each competitive acquisition area under which providers submit bids to supply certain covered items of durable medical equipment. Under the competitive bidding program, durable medical equipment suppliers compete to become Medicare contract suppliers by submitting bids to furnish certain items in competitive bidding areas.  As part of the competitive bidding process, SPAs replace the current Medicare durable medical equipment fee schedule payment amounts for selected items in certain areas of the country. The SPAs are determined by using bids submitted by DME suppliers.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Successful bidders must meet certain program quality standards in order to be awarded a contract and only successful bidders can supply the covered items to Medicare beneficiaries in the acquisition area. There are, however, regulations in place that allow non-contracted providers to continue to provide products and services to their existing customers at the new competitive bidding payment amounts. The contracts are expected to be re-bid every three years. CMS is required to award contracts to multiple entities submitting bids in each area for an item or service, but has the authority to limit the number of contractors in a competitive acquisition area to the number it determines to be necessary to meet projected demand.

CMS has included noninvasive ventilator products on the list of products subject to the competitive bidding program in Round 2021. Rental revenue from ventilator products represents a significant portion of Viemed’s revenues (approximately 86% of total revenue in 2018). At the end of 2018, approximately 24% of ventilator product-related revenue is subject to the competitive bidding process under Medicare.

If CMS requires prior authorization for our products, our revenue and cash flow could be negatively impacted.

CMS maintains a Master List of Items Frequently Subject to Unnecessary Utilization.  This list identifies items that could potentially be subject to prior authorization as a condition of Medicare Payment.  On April 22, 2019, CMS added home ventilators used with a non-invasive interface to the Master List of Items Frequently Subject to Unnecessary Utilization.  If CMS imposes prior authorization requirements for noninvasive home ventilation, it could materially impact our business, revenue and cash flow.

If we fail to comply with state and federal fraud and abuse laws, including anti-kickback, false claims and anti-inducement laws, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

The Federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, whether directly or indirectly and overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federal financed healthcare programs. The Anti-Kickback Statute, and several similar state laws prohibit payments intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws limit sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, that may be used with hospitals, physicians, and other potential purchasers or prescribers of our products. The statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution are drawn narrowly, and any remuneration to or from a prescriber or purchaser of healthcare products or services may be subject to scrutiny if they do not qualify for an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit, in part, any person from knowingly presenting or causing to be presented a false claim for payment to the federal government, or knowingly making or causing to be made a false statement to get a false claim paid. The majority of states also have statutes or regulations similar to the Federal Anti-Kickback Statute and Federal False Claims Act, which apply to items or services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of payer. These false claims statutes allow any person to bring suit in the name of the government alleging false and fraudulent claims presented to or paid by the government (or other violations of the statutes) and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in the healthcare industry in recent years.

Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment. In addition, the ACA, among other things, amended the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim, including items or services resulting from a violation of the Federal Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the false claims statutes. Because of the breadth of these laws and the narrowness of the safe harbors and exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge, regardless of the outcome, could have a material adverse effect on our business, business relationships, reputation, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment, restructuring, or restricting of our operations. Any penalties, damages, fines, curtailment or restructuring or our operations could harm our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state fraud laws may prove costly.

The implementation of alternative payment models and the transition of Medicaid and Medicare beneficiaries to managed care organizations may limit our market share and could adversely affect our revenues.

Many government and commercial payors are transitioning providers to alternative payment models that are designed to promote cost-efficiency, quality and coordination of care. For example, accountable care organizations (“ACOs”) incentivize hospitals, physician groups, and other providers to organize and coordinate patient care while reducing unnecessary costs. Several states have implemented, or plan to implement, accountable care models for their Medicaid populations. If we are not included in these programs, or if ACOs establish programs that overlap with our services, we are at risk for losing market share and for a loss of our current business.

We may be similarly impacted by increased enrollment of Medicare and Medicaid beneficiaries in managed care plans, shifting away from traditional fee-for-service models. Under the managed Medicare program, also known as Medicare Advantage, the federal government contracts with private health insurers to provide Medicare benefits. Insurers may choose to offer supplemental benefits and impose higher plan costs on beneficiaries. Approximately one third of Medicare beneficiaries were enrolled in a Medicare Advantage plan in 2018; a figure that continues to grow.

Enrollment in managed Medicaid plans is also growing, as states are increasingly relying on managed care organizations to deliver Medicaid program services as a strategy to control costs and manage resources. We may experience increased competition for managed care contracts due to state regulation and limitations. We cannot assure you that we will be successful in our efforts to be included in plan networks, that we will be able to secure favorable contracts with all or some of the managed care organizations, that our reimbursement under these programs will remain at current levels, that the authorizations for services will remain at current levels or that our profitability will remain at levels consistent with past performance. In addition, operational processes may not be well defined as a state transitions beneficiaries to managed care. For example, membership, new referrals and the related authorization for services to be provided may be delayed, which may result in delays in service delivery to consumers or in payment for services rendered. Difficulties with operational processes may negatively affect our revenue growth rates, cash flow and profitability for services provided.

Other alternative payment models may be presented by the government and commercial payors to control costs that subject Viemed to financial risk. We cannot predict at this time what effect alternative payment models may have on Viemed.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

We are subject to federal, state and local laws and regulations that govern our employment practices, including minimum wage, living wage, and paid time-off requirements. Failure to comply with these laws and regulations, or changes to these laws and regulations that increase our employment-related expenses, could adversely impact our operations.

We are required to comply with all applicable federal, state and local laws and regulations relating to employment, including occupational safety and health requirements, wage and hour and other compensation requirements, employee benefits, providing leave and sick pay, employment insurance, proper classification of workers as employees or independent contractors, immigration and equal employment opportunity laws. These laws and regulations can vary significantly among jurisdictions and can be highly technical. Costs and expenses related to these requirements are a significant operating expense and may increase as a result of, among other things, changes in federal, state or local laws or regulations, or the interpretation thereof, requiring employers to provide specified benefits or rights to employees, increases in the minimum wage and local living wage ordinances, increases in the level of existing benefits or the lengthening of periods for which unemployment benefits are available. We may not be able to offset any increased costs and expenses. Furthermore, any failure to comply with these laws requirements, including even a seemingly minor infraction, can result in significant penalties which could harm our reputation and have a material adverse effect on our business.

In addition, certain individuals and entities, known as excluded persons, are prohibited from receiving payment for their services rendered to Medicaid, Medicare and other federal and state healthcare program beneficiaries. If we inadvertently hire or contract with an excluded person, or if any of our current employees or contractors becomes an excluded person in the future without our knowledge, we may be subject to substantial civil penalties, including up to $20,000 for each item or service furnished by the excluded individual to a federal or state healthcare program beneficiary, an assessment of up to three times the amount claimed and exclusion from the program.

Each of our subsidiaries that employ an average of at least 50 full-time employees in a calendar year are required to offer a minimum level of health coverage for 95% of our full-time employees in 2018 or be subject to an annual penalty.

Risks Related to Internal Controls

For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to some other public companies.

As an “emerging growth company” as defined in the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

•	the date on which we are deemed a “large accelerated filer” as defined under the federal securities laws.

For so long as we remain an “emerging growth company,” we will not be required to:

•	have an auditor report on our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•
comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); or

•	include detailed compensation discussion and analysis in our filings under the Exchange Act and instead may provide a reduced level of disclosure concerning executive compensation.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period, which allows us to delay the adoption of new or revised accounting standards until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to public companies that comply with new or revised accounting standards.

Because of these exemptions, some investors may find our common shares less attractive, which may result in a less active trading market for our common shares, and our stock price may be more volatile.

If we fail to establish and maintain proper disclosure or internal controls, our ability to produce accurate financial statements and supplemental information, or comply with applicable regulations could be impaired.

As we grow, we may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expend, train and manage our employee base.

We must maintain effective disclosure controls and procedures. We must also maintain effective internal control over financial reporting or, at the appropriate time, our independent auditors will be unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act. If we fail to maintain effective controls, investors may lose confidence in our operating results, the price of our common shares could decline and we may be subject to litigation or regulatory enforcement actions.

Risks Related to our Common Shares

The market price for our common shares may experience substantial volatility for reasons unrelated to our financial performance. This volatility may impact the price at which shareholders can sell their common shares.

Our common shares are listed and posted for trading on the TSX and also trade on the OTC Market, and we have applied to list our common shares on the Nasdaq Capital Market. Securities of small-cap and healthcare companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the common shares of Viemed is also likely to be significantly affected by short-term changes in the cost of goods, or in financial condition or results of operations of Viemed. Other factors unrelated to the performance of Viemed that may have an effect on the price of the common shares of Viemed include the following: the extent of analytical coverage available to investors concerning the business of Viemed may be limited if investment banks with research capabilities do not follow Viemed securities; lessening in trading volume and general market interest in Viemed’s securities may affect an investor’s ability to trade significant numbers of the common shares of Viemed; the size of Viemed’s public float may limit the ability of some institutions to invest in Viemed’s securities; and a substantial decline in the price of the common shares of Viemed that persists for a significant period of time could cause Viemed’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the common shares of Viemed any given point in time may not accurately reflect the long-term value of Viemed. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Viemed may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future sales of our common shares in the public market could reduce our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute the ownership of existing shareholders.

Viemed will require additional funds in order to finance the further development of its business, which funds could be raised by, among other things, the issuance and sale of common shares. Sales of substantial amounts of the common shares of Viemed (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of the common shares. The perception in the public market that major shareholders might sell substantial amounts of the common shares of Viemed could also depress the market price of the common shares.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

In the future, Viemed may attempt to obtain financing or further increase its capital resources by issuing additional shares of its common shares or by offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Issuing additional common shares or other equity securities or securities convertible into equity may dilute the economic and voting rights of the existing shareholders of Viemed or reduce the market price of our common shares or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of Viemed’s available assets prior to the holders of its common shares. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit Viemed’s ability to pay dividends to the holders of its common shares. Viemed’s decision to issue securities in any future offering will, in part, depend on market conditions and other factors beyond its control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of Viemed’s common shares bear the risk that future offerings may reduce the market price of the common shares and dilute their shareholdings in Viemed. Viemed cannot predict the size of future issuances of its common shares or securities convertible into common shares or the effect, if any, that future issuances and sales of shares of its common shares will have on the market price of our common shares.

We will incur increased costs as a result of operating as a U.S. public reporting company, and our management is required to devote substantial time to new compliance initiatives.

As a U.S. public reporting company, we will incur, particularly after we are no longer an “emerging growth company,” significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and NASDAQ have imposed various requirements on U.S. public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We may have to hire additional accounting, finance, and other personnel in connection with our becoming a U.S. public reporting company, and our efforts to comply with the requirements of being a U.S. public reporting company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Because we have no near term plans to pay cash dividends on our common shares, investors must look solely to share appreciation for a return on their investment in us.

Viemed currently intends to retain all available funds and any future earnings for use in the operation and expansion of its business and does not anticipate declaring or paying any cash dividends on its common shares in the near term. Any future determination as to the declaration and payment of cash dividends will be at the discretion of Viemed’s board of directors (the “Board”) and will depend on then-existing conditions, including its financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors that the Board considers relevant. Accordingly, investors will only see a return on their investment if the value of the common shares of Viemed appreciates.

Canadian laws differ from the laws in effect in the United States and may afford less protection to holders of our securities.

We are a Canadian corporation and are subject to the Business Corporations Act and certain other applicable securities laws as a Canadian issuer, which laws may differ from those governing a company formed under the laws of a United States jurisdiction. The provisions under Business Corporations Act  and other relevant laws may affect the rights of shareholders differently than those of a company governed by the laws of a United States jurisdiction, and may, together with our notice of articles and articles (the “Articles”), have the effect of delaying, deferring or discouraging another party from acquiring control of our company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

ITEM 2.	Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with, and is qualified entirely by, our consolidated financial statements (including Notes to the Consolidated Financial Statements) and the other consolidated financial information under Item 13 of this Registration Statement. Some of the information in this discussion and analysis includes forward-looking statements that involve risk and uncertainties. Actual results and timing of events could differ from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Through the Sleepco Sbsidiaries, we provide an array of home medical equipment, services and supplies, specializing in post-acute respiratory care services in the United States. Our primary objective is to focus on the organic growth of the business and thereby solidify our position as one of the United States’ largest providers of in home therapy for patients suffering from respiratory diseases. Our respiratory care programs are designed specifically for payors to have the ability to treat patients in the home for less total cost and with a superior quality of care. Our services include respiratory disease management (through the rental of various durable medical equipment devices), in-home sleep testing and sleep apnea treatment, oxygen therapy, and the sale of associate supplies.

We derive the majority of our revenue through the rental of non-invasive and invasive ventilators which represented 86% and 89% of our revenue for the year ended December 31, 2018 and the three months ended March 31, 2019, respectively. We combine the benefits of home ventilation support with licensed Respiratory Therapists (“RTs”) to drive improved patient outcomes and reduce costly hospital readmissions.

We expect to use an organic growth model whereby expansion is accomplished through existing service areas as well as in new regions through a cost efficient launch that reduces location expenses. Our licensed RTs currently serve patients in 24 states. We expect to continue to employ more RTs in order to assure our high service model is accomplished in the home. As of March 31, 2019, we employed more than 179 licensed RTs, representing approximately 56% of our company-wide employee count. By focusing overhead costs to personnel that service the patient rather than physical location costs, we anticipate efficiently scaling our business in regions that are currently not being effectively serviced.

The continued trend of servicing patients in the home rather than in hospitals is aligned with our business objective and we anticipate that this trend will continue to offer growth opportunities for us. We expect to continue to be a solution to the rising health costs in the United States by offering more cost effective, home based solutions while increasing the quality of life for patients fighting serious respiratory diseases.

The below table highlights summary financial and operational metrics and illustrates the continued growth we have experienced over the last nine quarters (in thousands):

For the quarter ended	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Financial Information:
Revenue	$20,443	$18,489	$17,163	$15,508	$14,111	$13,548	$12,451	$10,901	$10,028
Gross Profit	$15,402	$13,645	$13,062	$11,323	$10,552	$10,186	$9,311	$7,859	$7,259
Gross Profit %	75%	74%	76%	73%	75%	75%	75%	72%	72%
Net Income (loss)	$2,154	$3,046	$2,424	$2,366	$2,341	$(26)	$4,018	$1,773	$2,411
Adjusted EBITDA(1)	$4,662	$4,974	$4,360	$4,114	$3,762	$1,877 (3)	$4,690	$2,408	$3,017
Cash (As of)	$7,410	$10,413	$10,174	$8,551	$4,634	$5,098	$7,273	$6,917	$6,189
Total Assets (As of)	$58,583	$53,525	$49,147	$44,168	$40,566	$37,691	$32,740	$30,199	$28,305
Operational Information:
Vent Patients(2)	6,393	5,905	5,444	5,078	4,685	4,385	4,044	3,754	3,404

(1) Refer to “Non-GAAP Financial Measures” section below for definition of Adjusted EBITDA
(2) Vent Patients represents the number of active ventilator patients on recurring billing service at the end of each calendar quarter.
(3) Fourth quarter 2017 Adjusted EBITDA was negatively impacted by our annual performance incentive compensation program which was recorded in full during the quarter due to the effective date of the Arrangement. During the year ended December 31, 2018 and the three months ended March 31, 2019, our accrual for these types of costs was recorded throughout the year. Adjusted EBITDA for the fourth quarter 2017 would have been $4,308,000 had this compensation been accrued throughout the year.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Non-GAAP Financial Measures

Our management regularly monitors certain financial measures to track the progress of our business against internal goals and targets. We believe that one of the most important measures for our company is Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure. We believe Adjusted EBITDA provides helpful information with respect to our operating performance as viewed by management, including a view of our business that is not dependent on the impact of our capitalization structure and items that are not part of our day-to-day operations. Management uses Adjusted EBITDA (i) to compare our operating performance on a consistent basis, (ii) to calculate incentive compensation for our employees, (iii) for planning purposes including the preparation of our internal annual operating budget, and (iv) to evaluate the performance and effectiveness of our operational strategies. Accordingly, we believe that Adjusted EBITDA provides useful information in understanding and evaluating our operating performance in the same manner as management.

In calculating Adjusted EBITDA, certain items (mostly non-cash) are excluded from net income including interest, taxes and depreciation of property and equipment. Set forth below are descriptions of the financial items that have been excluded from net income to calculate Adjusted EBITDA and the material limitations associated with using this non-GAAP financial measure as compared to net income.

–
Depreciation may be useful for investors to consider because it generally represents the wear and tear on the property and equipment used in our operations. However, we do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating costs.

–
The amount of interest expense we incur or interest income we generate may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of interest expense or interest income to be a representative component of the day-to-day operating performance of our business.

–
Unrealized loss on warrant conversion liability may be useful for investors to consider as it represents changes in the fair value of warrants and exchangeable shares of subsidiaries, driven predominantly by changes in our share price and exchange rates. These changes are non-cash, as is the settlement of the underlying derivative liability, which occurs upon the conversion of the derivative instrument into common shares of Viemed.

–
Stock-based compensation may be useful for investors to consider because it is an estimate of the non-cash component of compensation received by the Company’s directors, officers, employees and consultants. However, stock-based compensation is being excluded from our operating expenses because the decisions which gave rise to these expenses were not made to increase revenue in a particular period, but were made for the Company’s long-term benefit over multiple periods. While strategic decisions, such as those to issue stock-based awards are made to further our long-term strategic objectives and do impact the our earnings under U.S. generally accepted accounting principles (“GAAP”), these items affect multiple periods and management is not able to change or affect these items within any period.

–
Income tax expense may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes and may reduce or increase the amount of funds otherwise available for use. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

The following table is a reconciliation of Net income, the most directly comparable GAAP measure, to Adjusted EBITDA, on a historical basis for the periods indicated (in thousands):

For the quarter ended	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Net Income (loss)	$2,154	$3,046	$2,424	$2,366	$2,341	$(26)	$4,018	$1,773	$2,411
Add back:
Depreciation	1,295	1,177	972	893	741	738	662	612	531
Interest expense	26	30	37	67	47	49	67	81	75
Unrealized (gain) loss on warrant conversion liability	169	(210)	220	123	72	158	—	—	—
Stock-based compensation	880	804	672	665	561	828	—	—	—
Income tax expense (benefit)	138	127	35	—	—	130	(57)	(58)	—
Adjusted EBITDA	4,662	4,974	$4,360	$4,114	$3,762	$1,877	$4,690	$2,408	$3,017

Use of Non-GAAP Financial Measures

Adjusted EBITDA should be considered in addition to, not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. It is not a measurement of our financial performance under GAAP and should not be considered as alternatives to revenue or net income (loss), as applicable, or any other performance measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other businesses. Adjusted EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our operating results as reported under GAAP. Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of ongoing operations; and other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Results of Operations

Comparison of the Three Months Ended March 31, 2018 and 2017

The following table summarizes our results of operations for the three months ended March 31, 2019 and 2018 (in thousands, except percentages):

	Three Months Ended March 31, 2019	% of Total Revenue	Three Months Ended March 31, 2018	% of Total Revenue	$ Change	% Change
Revenue	$20,443	100.0%	$14,111	100.0%	$6,332	44.9%
Cost of revenue	5,041	24.7%	3,559	25.2%	1,482	41.6%
Gross profit	$15,402	75.3%	$10,552	74.8%	$4,850	46.0%
Selling, general and administrative	11,592	56.7%	7,289	51.7%	4,303	59.0%
Research and development	234	1.1%	—	—%	234	100.0%
Stock-based compensation	880	4.3%	561	4.0%	319	56.9%
Depreciation	129	0.6%	206	1.5%	(77)	(37.4)%
Loss on disposal of property and equipment	56	0.3%	36	0.3%	20	55.6%
Other expense	$24	0.1%	$—	—%	$24	100.0%
Income from operations	$2,487	12.2%	$2,460	17.4%	$27	24.4%
Non-operating expenses
Unrealized loss on warrant conversion liability	169	0.8%	72	0.5%	97	134.7%
Interest expense, net	26	0.1%	47	0.3%	(21)	(44.7)%
Net income before taxes	$2,292	11.2%	$2,341	16.6%	$(49)	(2.1)%
Provision for income taxes	138	0.7%	—	—%	138	100.0%
Net income and comprehensive income	$2,154	10.5%	$2,341	16.6%	$(187)	(8.0)%

Revenue

	Three Months Ended March 31, 2019	% of Total Revenue	Three Months Ended March 31, 2018	% of Total Revenue	$ Change	% Change
Revenue from rentals
Ventilator rentals, non-invasive and invasive	$18,282	89.4%	$12,825	90.9%	$5,457	42.5%
Other durable medical equipment rentals	918	4.5%	452	3.2%	466	103.1%
Revenue from sales and services
Equipment sales	868	4.2%	606	4.3%	262	43.2%
Service revenues	375	1.8%	228	1.6%	147	64.5%
	$20,443	100.0%	$14,111	100.0%	$6,332	44.9%

For the three months ended March 31, 2019, revenue totaled $20.4 million, an increase of $6.3 million (or 44.9%) from the prior year period.  The revenue growth was primarily driven by a $5.5 million (or 42.5%) increase in ventilator rental revenue. This increase is attributable to our organic growth in active ventilator patient base. Our active ventilator patient base grew from 4,685 as of March 31, 2018 to 6,393 as of March 31, 2019, an increase of 36.5%. In addition to the ventilator rental revenue growth, rental revenue from other durable medical equipment grew $0.5 million (or 103.1%). This growth was distributed throughout our many other respiratory related products (PAPs, oxygen concentrators, nebulizers, percussion vests). Many of our patients need multiple respiratory related durable medical equipment devices and supplies over time and we expect as our total patient base continues to grow, so too will these complimentary devices and supplies. However, we expect our ventilator rental revenue to be the primary driver of future revenue growth. As we continue to expand geographically into new states and further expand our presence in our existing territories, we expect continued growth in our active ventilator patient base and ventilator rental revenue accordingly.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Cost of revenue and gross profit

For the three months ended March 31, 2019, cost of revenue totaled $5.0 million, an increase of $1.5 million (or 41.6%) from the comparable period in 2018. For the three months ended March 31, 2019 and 2018, gross profit percentage remained consistent at approximately 75%.

Selling, general & administrative expense

For the three months ended March 31, 2019, selling, general and administrative expenses totaled $11.6 million, an increase of $4.3 million (or 59.0%) from the prior year period. The increase was primarily the result of an increase in employee costs to accommodate our operational expansion. Additionally, we incurred higher absolute bad debt expense as a result of higher revenue, and greater administrative costs associated with being a publicly traded company. Selling, general, and administrative expenses as a percentage of revenue were materially consistent at 56.7% and 51.7% for the three months ended March 31, 2019 and 2018, respectively. The primary driver of our selling, general, and administrative expenses is employee associated cost. As we continue to grow into new markets and increase our employee count, we expect selling, general, and administrative expenses will trend accordingly.

Stock-based compensation

For the three months ended March 31, 2019, stock-based compensation totaled $0.9 million, an increase of $0.3 million (or 56.9%) from the comparable period in 2018. We expect that as we continue to increase our employee count and utilize stock-based awards as an aspect of employee compensation, stock-based compensation expense will increase accordingly.

Interest expense, net

For the three months ended March 31, 2019, net interest expense totaled $0.03 million, a decrease of $0.02 million (or 44.7%) from the comparable period in 2018. We expect net interest expense to increase as a result of the new commercial term note disclosed as a subsequent event in the Notes to the Condensed Consolidated Financial Statements as of March 31, 2019, however, we expect net interest expense will continue to be relatively inconsequential as a result of our favorable lease terms and ability to purchase equipment through cash generated from operations.

Provision for income taxes

For the three months ended March 31, 2019, the provision for income taxes was $0.14 million, an increase of $0.14 million from the comparable period in 2018.  The current period provision is related to state income tax liabilities for which our federal tax net operating losses could not be fully utilized. We expect to continue to benefit from the federal tax environment in the United States. Recent tax changes allow for accelerated deductions for capital expenditures and lower corporate tax rates. As we continue to incur substantial capital expenditures to acquire medical equipment to accommodate our rapid patient base growth, combined with the deferred tax assets mentioned above, we expect most near-term tax payments will continue to result from state tax liabilities.

Net income

For the three months ended March 31, 2019, net income was $2.2 million, a decrease of $0.2 million from the comparable period in 2018.  Net income as a percentage of revenue decreased slightly from 16.6% for the three months ended March 31, 2018 to 10.5% for the three months ended March 31, 2019, primarily driven by increased employee costs, bad debt expense, and stock-based compensation as described above.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Comparison of the Years Ended December 31, 2018 and 2017

The following table summarizes our results of operations for the years ended December 31, 2018 and 2017 (in thousands, except percentages):

	Year Ended December 31, 2018	% of Total Revenue	Year Ended December 31, 2017	% of Total Revenue	$ Change	% Change
Revenue	$65,271	100.0%	$46,928	100.0%	$18,343	39.1%
Cost of revenue	16,689	25.6%	12,313	26.2%	4,376	35.5%
Gross profit	$48,582	74.4%	$34,615	73.8%	$13,967	40.3%
Selling, general and administrative	34,442	52.8%	24,561	52.3%	9,881	40.2%
Stock-based compensation	2,702	4.1%	828	1.8%	1,874	226.3%
Depreciation	588	0.9%	402	0.9%	186	46.3%
Loss on disposal of property and equipment	54	0.1%	203	0.4%	(149)	(73.4)%
Other expense	$71	0.1%	$—	—%	$71	100.0%
Income from operations	$10,725	16.4%	$8,621	18.4%	$2,104	24.4%
Non-operating expenses
Unrealized loss on warrant conversion liability	205	0.3%	158	0.3%	47	29.7%
Interest expense, net	181	0.3%	272	0.6%	(91)	(33.5)%
Net income before taxes	$10,339	15.8%	$8,191	17.5%	$2,148	26.2%
Provision for income taxes	162	0.2%	15	—%	147	980.0%
Net income and comprehensive income	$10,177	15.6%	$8,176	17.4%	$2,001	24.5%

Revenue

The following table summarizes our revenue for the years ended December 31, 2018 and 2017 (in thousands, except percentages):

	Year Ended December 31, 2018	% of Total Revenue	Year Ended December 31, 2017	% of Total Revenue	$ Change	% Change
Revenue from rentals
Ventilator rentals, non-invasive and invasive	$56,426	86.4%	$41,599	88.6%	$14,827	35.6%
Other durable medical equipment rentals	5,038	7.7%	1,999	4.3%	3,039	152.0%
Revenue from sales and services
Equipment sales	2,824	4.3%	2,437	5.2%	387	15.9%
Service revenues	983	1.5%	893	1.9%	90	10.1%
Total Revenues	$65,271	100.0%	$46,928	100.0%	$18,343	39.1%

For the year ended December 31, 2018, revenue totaled $65.3 million, an increase of $18.3 million (or 39.1%) from the prior year. The revenue growth was primarily driven by a $14.8 million (or 35.6%) increase in ventilator rental revenue. This increase is attributable to our organic growth in active ventilator patient base. Our active ventilator patient base grew from 4,385 as of December 31, 2017 to 5,905 as of December 31, 2018, an increase of 34.7%. In addition to the ventilator rental growth, rental revenue from other durable medical equipment grew $3.0 million (or 152.0%). This growth was distributed throughout our many other respiratory related products (PAPs, oxygen concentrators, nebulizers, percussion vests).

Cost of revenue and gross profit

For the year ended December 31, 2018, cost of revenue totaled $16.7 million, an increase of $4.4 million (or 35.5%) from the comparable period in 2017. For the years ended December 31, 2018 and 2017, gross profit percentage remained consistent at approximately 74%.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Selling, general & administrative expense

For the year ended December 31, 2018, selling, general and administrative expenses totaled $34.4 million, an increase of $9.9 million (or 40.2%) from the prior year. The increase was primarily the result of an increase in employee costs to accommodate our operational expansion. Additionally, we incurred higher absolute bad debt expense as a result of higher revenue, and greater administrative costs associated with being a publicly traded company. Selling, general, and administrative expenses as a percentage of revenue were materially consistent at 52.8% and 52.3% for the years ended December 31, 2018 and 2017, respectively. The primary driver of our selling, general, and administrative expenses is employee associated cost.

Stock-based compensation

For the year ended December 31, 2018, stock-based compensation totaled $2.7 million, an increase of $1.9 million (or 226.3%) from the prior year. As we became publicly listed in Canada effective December 21, 2017, the 2018 period includes a full year of stock-based compensation expense as compared to the 2017 period issuances made post-spinout.

Interest expense, net

For the year ended December 31, 2018, net interest expense totaled $0.18 million, a decrease of $0.09 million (or 33.5%) from the prior year.

Provision for income taxes

For the year ended December 31, 2018, the provision for income taxes was $0.16 million, an increase of $0.15 million from the prior year. The current year provision is related to state income tax liabilities for which our federal tax net operating losses could not be fully utilized. We expect to continue to benefit from the federal tax environment in the United States. Recent tax changes allow for accelerated deductions for capital expenditures and lower corporate tax rates. Additionally, as disclosed in our consolidated financial statements under Item 13 of this Registration Statement, we currently have unrecognized deferred tax assets of $58.2 million.

Net income

For the year ended December 31, 2018, net income was $10.2 million, an increase of $2.0 million from the prior year. Net income as a percentage of revenue decreased slightly from 17.4% for the year ended December 31, 2017 to 15.6% for the year ended December 31, 2018, primarily driven by stock-based compensation as described above.

Liquidity and Capital Resources

Cash and cash equivalents at March 31, 2019 was $7.4 million, compared to $10.4 million at December 31, 2018. Based on our current plan of operations, including potential acquisitions, we believe this amount, when combined with expected cash flows from operations and amounts available under our line of credit will be sufficient to fund our growth strategy and to meet our anticipated operating expenses, capital expenditures, and debt service obligations for at least the next 12 months.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Three Months Ended March 31,		Years Ended December 31,
(in thousands)	2019	2018	2018	2017
Net Cash provided by (used in):
Operating activities	$545	$974	$22,368	$12,024
Investing activities	13	71	(5,301)	(3,573)
Financing activities	(3,561)	(1,509)	(11,752)	(7,692)
Net increase in cash and cash equivalents	$(3,003)	$464	$5,315	$759

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Net Cash Provided by Operating Activities

Net cash provided by operating activities during the three months ended March 31, 2019 was $0.5 million, resulting from net income of $2.2 million, non-cash net income adjustments of $4.5 million and a decrease in net operating liabilities of $0.4 million,  partially offset by an increase in net operating assets of $5.8 million. The non-cash net income adjustments primarily consisted of $2.1 million of bad debt expense, $1.3 million of depreciation and  $0.9 million of stock-based compensation. The uses of cash related to changes in operating assets primarily consisted of increases in accounts receivable of $5.0 million and inventory of $0.7 million. The changes in operating liabilities primarily consisted of an increase in accounts payable of $0.5 million and a decrease in accrued liabilities of $0.9 million. The increase in our operating assets and liabilities were primarily driven by our increased business volume period-over-period and higher compensation and personnel-related costs.

Net cash provided by operating activities during the three months ended March 31, 2018 was $1.0 million, resulting from net income of $2.3 million, non-cash net income adjustments of $2.9 million and a decrease in net operating liabilities of $1.4 million, partially offset by an increase  in net operating assets of $2.8 million. The non-cash net income adjustments primarily consisted of $1.5 million of bad debt expense, $0.7 million of depreciation and  $0.6 million of stock-based compensation. The uses of cash related to changes in operating assets primarily consisted of an increase in accounts receivable of $2.4 million as a result of increased revenue growth. The changes in operating liabilities primarily consisted of increases in accounts payable of $0.6 million and accrued liabilities of $0.8 million. The increase in accounts payable and accrued liabilities was primarily driven by the overall continued growth of the company and the establishment of our annual performance incentive compensation program.

Net cash provided by operating activities during the year ended December 31, 2018 was $22.4 million, resulting from net income of $10.2 million, non-cash net income adjustments of $12.9 million and an increase in net operating liabilities of $6.1 million, partially offset by an increase in net operating assets of $6.8 million. The non-cash net income adjustments primarily consisted of $6.2 million of bad debt expense, $3.8 million of depreciation and $2.7 million of stock-based compensation. The uses of cash related to changes in operating assets primarily consisted of increases in accounts receivable of $5.3 million and inventory of $1.3 million. The changes in operating liabilities primarily consisted of increases in accounts payable of $2.5 million and accrued liabilities of $3.6 million. The increase in our operating assets and liabilities were primarily driven by our increased business volume year-over-year and higher compensation and personnel-related costs.

Net cash provided by operating activities during the year ended December 31, 2017 was $12.0 million, resulting from net income of $8.2 million, non-cash net income adjustments of $8.9 million and an increase in net operating liabilities of $5.2 million, which were partially offset by an increase in net operating assets of $10.2 million. The non-cash net income adjustments primarily consisted of $5.1 million of bad debt expense, $2.5 million of depreciation and $0.8 million of stock-based compensation. The uses of cash related to changes in operating assets primarily consisted of an increase in accounts receivable of $10.1 million as a result of increased revenue growth and payments held under CMS audit at year end. At December 31, 2017, we had approximately $4.5 million in outstanding accounts receivable related to payments held under CMS audit, which were substantially paid during the year ended December 31, 2018.The changes in operating liabilities primarily consisted of increases in accounts payable of $1.5 million and accrued liabilities of $4.1 million. The increase in accounts payable and accrued liabilities was primarily driven by the overall continued growth of the company and our annual performance incentive compensation program which was put in place in 2017.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Net Cash Used in Investing Activities

Net cash provided by investing activities during the three months ended March 31, 2019 was $13 thousand, consisting of $11 thousand of purchases of property and equipment, offset by $24 thousand of proceeds from the disposal of property and equipment. Purchases of property and equipment were primarily related to the medical equipment we rent to patients. Combining cash purchases of property and equipment of $11 thousand and equipment financed through leases and long term debt of $4.5 million, our total capital expenditures for the three months ended March 31, 2019 was $4.5 million. This represents a $1.6 million, or 54.1%, increase year over year, primarily driven by our revenue growth of 44.9% during the same periods.

Net cash provided by investing activities during the three months ended March 31, 2018 was $71 thousand, consisting of $0.05 million of purchases of property and equipment, offset by $0.1 million of proceeds from the disposal of property and equipment. Purchases of property and equipment were primarily related to the medical equipment we rent to patients. Combining cash purchases of property and equipment of $0.05 million and equipment financed through finance leases and long term debt of $2.9 million, our total capital expenditures for the three months ended March 31, 2018 was $2.9 million.

Net cash used in investing activities during the year ended December 31, 2018 was $5.3 million, consisting of $6.1 million of purchases of property and equipment, offset by $0.8 million of proceeds from the disposal of property and equipment. Purchases of property and equipment were primarily related to the medical equipment we rent to patients. Combining cash purchases of property and equipment of $6.1 million and equipment financed through finance leases and long term debt of $8.4 million, our total capital expenditures for the year ended December 31, 2018 was $14.5 million. This represents a $4.1 million, or 39.8%, increase year over year, primarily driven by our revenue growth of 39.1% during the same period.

Net cash used in investing activities during the year ended December 31, 2017 was $3.6 million, consisting of $4.0 million of purchases of property and equipment, offset by $0.4 million of proceeds from the disposal of property and equipment. Purchases of property and equipment were primarily related to the medical equipment we rent to patients. Combining cash purchases of property and equipment of $4.0 million and equipment financed through finance leases and long term debt of $6.4 million, our total capital expenditures for the year ended December 31, 2017 was $10.4 million.

Net Cash Used in Financing Activities

Net cash used in financing activities during the three months ended March 31, 2019 was $3.6 million, consisting of $2.0 million in repayments of finance lease liabilities and $1.5 million of shares repurchased and canceled under our normal course issuer bid.

Net cash used in financing activities during the three months ended March 31, 2018 was $1.5 million, consisting of $1.5 million in repayments of finance lease liabilities.

Net cash used in financing activities during the year ended December 31, 2018 was $11.8 million, consisting of $10.2 million in repayments of finance lease liabilities and $1.6 million shares repurchased and canceled under our normal course issuer bid.

Net cash used in financing activities during the year ended December 31, 2017 was $7.7 million, consisting of $7.2 million in repayments of finance lease liabilities and $0.5 million of repayments of long-term debt.

Credit Agreement

On February 20, 2018, we entered into a two year commercial business loan agreement with Hancock Whitney Bank for lines of credit for up to $5.0 million (with a letter of credit sub-limit of $0.5 million), expiring on February 21, 2020. Any amounts advanced will be secured by substantially all our assets and carry an interest rate of one month ICE libor plus 3.00%, with a 4% interest rate floor.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

On March 19, 2019, we executed an amendment to the loan agreement increasing the available credit was increased from $5.0 million to $10.0 million. We are subject to the following financial covenants under the loan agreement:

Financial Covenant	Require Ratio
Total Debt to Adjusted EBITDA (Quarterly)	not more than 1.50:1.00
Minimum Working Capital (Quarterly)	at least $2,500,000
Fixed Charge Coverage Ratio (Quarterly)	not less than 1.35:1.00

In addition to the financial covenants, the loan agreement requires the borrowers thereunder to comply with certain customary affirmative, as well as certain negative covenants that, among other things, will restrict, subject to certain exceptions, the ability of the borrowers thereunder to incur indebtedness, grant liens, engage in acquisitions, mergers or consolidations and pay dividends and other restricted payments.

We were in compliance with all covenants at March 31, 2019.

While we currently have no immediate plans to draw on this facility, the line of credit allows flexibility in funding our future operations.

On May 30, 2019, we executed an amendment to the loan agreement providing for a commercial term note (the “Term Note”) in favor of Hancock Whitney Bank in the principal amount of $4,845,000. The proceeds of the Term Note were used to purchase a new building that we plan to utilize as our new corporate headquarters. The Term Note matures on May 30, 2026 and is secured by substantially all of the assets of the borrowers, including the real property acquired with the proceeds of the Term Note.  The Term Note bears interest at a variable rate equal to the one month ICE libor index plus a margin of 2.45% per annum. We are required to maintain a loan to value ratio of 85% with respect to the appraised value of the real property.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Sources of funds

Our cash provided by operating activities in the three months ended March 31, 2019 was $0.5 million compared to $1.0 million in the three months ended March 31, 2018. Our cash provided by operating activities in the year ended December 31, 2018 was $22.4 million compared to $12.0 million in the year ended December 31, 2017. As of March 31, 2019, we had cash and cash equivalents of $7.4 million.

Use of funds

Our principal uses of cash are funding our new rental assets and other capital purchases, operations, and other working capital requirements. Over the past two years, our revenue has increased significantly from year-to-year and, as a result, our cash provided by operating activities has increased over time and now is a significant source of capital to the business, which we expect to continue in the future.

We may need to raise additional funds to support our investing operations, and such funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, our operations and ability to execute our business strategy could be adversely affected. We may seek to raise additional funds through equity, equity-linked or debt financings. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to holders of our equity securities and could contain covenants that restrict our operations. Any additional equity financing may be dilutive to our stockholders.

For the three month period ended March 31, 2019, the Company re-purchased and canceled 365,100 common shares pursuant to our  Normal Course Issuer Bid (the “NCIB”) at a cost of $1,522,000. For the year ended December 31, 2018, the Company re-purchased and canceled 410,703 common shares pursuant to our Normal Course Issuer Bid (the “NCIB”) at a cost of $1,595,000. Total shares repurchased under the NCIB were 775,803 as of March 31, 2019.  Under the NCIB, we are authorized to repurchase up to a maximum of 1,875,575 common shares through November 28, 2019

Leases

Leases under which we assume substantially all the risks and rewards of ownership are classified as capital leases. Upon initial recognition, the leased asset is measured at an amount equal to the lesser of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. The associated lease liability is drawn down over the life of the lease by allocating a portion of each lease payment to the liability with the remainder being recognized as finance charges. Leases that do not transfer the risks and rewards of ownership to the Company are treated as operating leases and are expensed as incurred.

Operating and related party leases

We lease certain facilities under the terms of non-cancelable operating leases. Additionally, on August 1, 2015, we entered a ten-year triple net lease agreement for office space with a rental company that is affiliated with the Company’s CEO, Casey Hoyt, and President, Michael Moore. Rental payments under this lease agreement are $18,000 per month, plus taxes, utilities and maintenance. Total rental payments for the use of these properties were $235,000 and $238,000 for the years ended December 31, 2018 and 2017, respectively.

At December 31, 2018, future payments pursuant to these commitments are summarized as follows (in thousands):

	Operating Leases	Related Party Leases
Less than 1 year	$127	$216
Between 1 and 3 years	58	648
Between 3 and 5 years	—	432
Five years or more	—	90
Total	$185	$1,386

Major Vendors

The Company had purchases from a vendor that accounted for 88% and 94% of total purchases for the years ended December 31, 2018 and 2017, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Retirement Plan

The Company maintains a 401(k) retirement plan for employees to which eligible employees can contribute a percentage of their pre-tax compensation. Matching employer contributions to the 401(k) plan totaled $0.2 million and $0.1 million for the three months ended March 31, 2019 and 2018, respectively. Matching employer contributions to the 401(k) plan totaled $0.4 million and $0.2 million for the years ended December 31, 2018 and 2017, respectively.

Off balance sheet arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its results of operations or financial condition.

Segment Information

We have determined that we predominantly operate in a single operating segment, which is the sleep and respiratory disorders sector of the durable medical equipment industry.  While we do provide some services and products outside of this operating segment, these operations, both in terms of revenue and profit, are not material to our operations and therefore have not been separately reported as a segment.

Critical Accounting Principles and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those estimates related to allowance for doubtful accounts, inventory adjustments, impaired assets, income taxes, deferred tax valuation allowances and stock-based compensation costs.

We state these accounting policies in the notes to the consolidated financial statements under Item 13 of this Registration Statement and at relevant sections in this management’s discussion and analysis. The estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition

Revenue Accounting under Topic 842

The majority of our revenue is derived from the lease of durable medical equipment such as non-invasive and invasive ventilators, positive airway pressure (“PAP”) machines, percussion vests, oxygen concentrator units and other small respiratory equipment to customers for a fixed monthly amount on a month-to-month basis. The customer generally has the right to cancel the lease at any time during the rental period for a subsequent month’s rental, and payments are generally billed in advance. We consider these rentals to be operating leases.

Under FASB Accounting Standards Codification Topic 842, “Leases”, we recognize rental revenue on operating leases on a straight-line basis over the contractual lease term which varies based on the type of equipment rental, but generally ranges from 10 to 36 months. The lease term begins on the date products are delivered to patients, and revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including Medicare, private commercial payors, and Medicaid. Certain customer co-payments are included in revenue when considered probable of payment, which is generally when paid.

Due to the nature of the industry and the reimbursement environment in which the we operate, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial. There were no material changes in estimates recorded in the year ended December 31, 2018, relating to prior periods.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Revenue Accounting under Topic 606

We sell durable medical equipment, replacement parts and supplies to customers and recognize revenue at the point in time where control of the good or service is transferred through delivery to the customer. Each piece of equipment, part, or supply is distinct, separately priced, and represents a single performance obligation. The revenue is allocated amongst the performance obligations based upon the relative standalone selling price method, however, items are typically all delivered or supplied together. The customer and, if applicable, the payors are generally charged at the time that the product is sold, although separate layers of insurance coverage may need to be invoiced before final billings may occur.

We also provide sleep study services to customers and recognize revenue when the results of the sleep study are complete as that is when the performance obligation is met. The transaction price on both equipment sales and sleep studies is the amount that the we expect to receive in exchange for the goods and services provided. Due to the nature of the durable medical equipment business, gross charges are retail charges and generally do not reflect what we are ultimately paid. As such, the transaction price is constrained for the difference between the gross charge and what is estimated to be collected from payors and from patients. The transaction price therefore is predominantly based on contractual payment rates as determined by the payors. We do not generally contract with uninsured customers. The payment terms and conditions of customer contracts vary by customer type and the products and services offered.

We determine our estimates of contractual allowances and discounts based upon contractual agreements, our policies and historical experience. While the rates are fixed for the product or service with the customer and the payors, such amounts typically include co-payments, co-insurance and deductibles, which vary in amounts, and are due from the patient customer. We include in the transaction price only the amount that we expect to be entitled, which is substantially all of the payor billings at contractual rates. The transaction price is initially constrained by the amount of customer co-payments, which are included in the transaction price when considered probable of payment, which is generally when paid, and included in revenue if the product or service has already been provided to the customer.

Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial. There were no material changes in estimates recorded in the three months ended March 31, 2019 or the year ended December 31, 2018, relating to prior periods.

Returns and refunds are not accepted on either equipment sales or sleep study services. We do not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. We do not have any partially or unfilled performance obligations related to contracts with customers and as such, we had no contract assets or contract liabilities as of March 31, 2019 or December 31, 2018.

Allowance for doubtful accounts

We estimate that a certain portion of receivables from customers may not be collected and maintain an allowance for doubtful accounts. We evaluate the net realizable value of accounts receivable as of the date of consolidated balance sheets. Specifically, we consider historical realization data including current and historical cash collections, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that the estimates could change, which could have a material impact on the operations and cash flows. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable. Our allowance for doubtful accounts was $4.3 million and $3.1 million as of December 31, 2018 and 2017, respectively, and $5.9 million and $3.2 million as of March 31, 2019 and 2018, respectively. Based on our analysis, we believe the reserve is adequate for any exposure to credit losses.

Stock-based compensation

We account for our stock-based compensation in accordance with ASC 718—Compensation—Stock Compensation, which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. Stock–based compensation cost for stock options are determined at the grant date using the Black-Scholes option pricing model. Stock-based compensation cost for restricted stock units are determined at the grant date based on the closing stock price. The expense of such stock-based compensation awards is recognized using the graded vesting attribution method over the vesting period.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Income taxes

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes. Our income tax provisions reflect management’s interpretation of country and state tax laws. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business and may remain uncertain for several years after their occurrence. We recognize assets and liabilities for taxation when it is probable that we will receive refunds or pay taxes to the relevant tax authority. Where the final determination of tax assets and liabilities is different from the amounts that were initially recorded, such differences will impact the current and deferred income taxes provision in the period in which such a determination is made. Changes in tax law or changes in the way tax law is interpreted may also impact our effective tax rate as well as our business and operations.

Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying value of assets and liabilities and their respective income tax bases. Deferred income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The calculation of current and deferred income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying value of assets and liabilities. The current and deferred income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Changes or differences in these estimates or assumptions may result in changes to the current and deferred tax assets and liabilities on the consolidated statements of financial position and a charge to or recovery of income tax expense.

Recently Issued Accounting Pronouncements

See Note 2 – Summary of significant account policies of the Notes to our audited financial statements for the fiscal years ended December 31, 2018 and 2017 included in this Registration Statement for a description of recently issued accounting pronouncements, including the expected dates of adoption and estimated effects on our results of operations, financial positions and cash flows.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

ITEM 3.	Properties

Viemed’s principal executive office is located at 202 N. Luke Street, Lafayette, Louisiana 70506.  We recently purchased an office building in Lafayette, Louisiana and we intend to move our principal executive offices into our new building later this year.   If additional office space is required, we believe that suitable space will be available at market rates.

ITEM 4.	Security Ownership of Certain Beneficial Owners and Management

The table set forth below is information with respect to beneficial ownership of common shares as of June 10, 2019 by each person known to us to beneficially own more than five percent of our outstanding common shares, by each of the executive officers named in the Summary Compensation Table under Item 6 below, by each of our directors and by all of our current executive officers and directors as a group. To our knowledge, each person named in the table has sole voting and investment power with respect to the common shares identified as beneficially owned.

Unless otherwise indicated, the address of each of the individuals named below is c/o Viemed Healthcare, Inc., 202 N. Luke Street, Lafayette, Louisiana 70506.

Name and Address of Beneficial Owner	Number of shares of Common Shares	Percentage of Common shares owned(1)

Directors and Executive Officers:
Casey Hoyt(2)	2,098,015	5.6%
Michael Moore(3)	2,042,355	5.4%
W. Todd Zehnder(4)	221,191	*
Randy Dobbs(5)	35,087	*
Tim Smokoff(6)	27,087	*
Nitin Kaushal(7)	352,279	*
Dr. William Frazier(8)	32,087	*
Bruce Greenstein	-	*
Directors and executive officers as a group (10 persons) (9)	4,889,372	12.9%

*Denotes less than 1% beneficially owned.

(1)	Based on 37,695,295 shares outstanding as of June 10, 2019.
(2)	Includes 94,722 shares issuable upon the exercise of vested options.
(3)	Includes 93,513 shares issuable upon the exercise of vested options.
(4)	Includes 159,305 shares issuable upon the exercise of vested options.
(5)	Includes 12,087 shares issuable upon the exercise of vested options.
(6)	Includes 12,087 shares issuable upon the exercise of vested options.
(7)	Includes 302,087 shares issuable upon the exercise of vested options.
(8)	Includes 32,087 shares issuable upon the exercise of vested options.
(9)	Includes 748,338 shares issuable upon the exercise of vested options.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

ITEM 5.	Directors and Executive Officers

Directors and Executive Officers

The following table sets forth the names, ages, and positions of our directors and executive officers as of March 31, 2019:

Name	Age	Position
Casey Hoyt	41	Director and Chief Executive Officer
Randy Dobbs(1), (2), (3)	68	Chairman of the Board of Directors
Dr. William Frazier	61	Director and Chief Medical Officer
Bruce Greenstein(1), (2), (3)	50	Director
Nitin Kaushal(1), (2), (3)	53	Director
Timothy Smokoff(1), (2), (3)	54	Director
W. Todd Zehnder	43	Director and Chief Operating Officer
Michael Moore	41	President
Trae Fitzgerald	31	Chief Financial Officer
Jerome Cambre	48	Vice President of Sales

(1)	Member, Audit Committee of the Board
(2)	Member, Compensation Committee of the Board
(3)	Member, Corporate Governance and Nominating Committee of the Board

Casey Hoyt is the current Chief Executive Officer of Viemed, a position he has held since its spin out from PHM in December 2017. Mr. Hoyt co-founded the Sleepco Subsidiaries in 2006 with the objective of becoming the leading respiratory disease management company in the United States. After selling the Sleepco Subsidiaries to PHM, Mr. Hoyt became the Chief Executive Officer of PHM until December 2017. His goal has been to enable patients to live better lives through clinical excellence, education and technology. Mr. Hoyt has also successfully managed several other businesses, most recently a worldwide organization offering a comprehensive line of tradeshow display and marketing services. Mr. Hoyt received his Bachelor of Science in General Studies from the University of Louisiana at Lafayette. As a co-founder of the Sleepco Subsidiaries and as the current Chief Executive Officer, Mr. Hoyt brings to the Board substantial familiarity with the leadership and operation of our business.

Randy Dobbs has served as the chairman of the Board since Viemed’s spin out from PHM in December 2017. Mr. Dobbs is a business operating/leadership consultant and motivational speaker and has served in that capacity since 2010. From April 2012 to January 2015, Mr. Dobbs served as the Chief Executive Officer for Matrix Medical Network, a portfolio company of Welsh, Carson, Anderson & Stowe (“WCAS”) and a provider of home health assessments for Medicare Advantage members across 32 states. Prior to that role, he was a Senior Operating Executive at WCAS, where he was responsible for portfolio company operational oversight, business acquisitions and equity opportunity development. From February 2005 to October 2008, he was Chief Executive Officer of US Investigation Services and its subsidiaries (USIS) who provided business intelligence and risk management solutions, security and related services and expert staffing solutions for businesses and federal government agencies. From April 2003 to February 2005, Mr. Dobbs was President and CEO of Phillips Medical Systems North America, providing diagnostic imaging equipment and services throughout all of North America and Latin America. Prior to April 2003, Mr. Dobbs spent 27 years with General Electric Company where he held various senior level positions including President and CEO of GE Capital IT Solutions, a multi-billion dollar enterprise. Mr. Dobbs served on the board of directors of MTGE Investment Corp. (NASDAQ:MTGE) from 2010 to 2018 and serves on the boards of directors of several privately held companies. Mr. Dobbs earned a Bachelor of Science in Engineering from Arkansas State University. Mr. Dobbs brings to the Board extensive experience resulting from his service on other boards of directors and from his multiple senior level leadership positions, including as the Chief Executive Officer of four companies. Such experience provides us with additional perspective on governance and management issues.  He has significant experience with business integration, turnaround performance and executive team building, which provides the Board with important insight into the operation and development of our business.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Dr. William Frazier has served as Chief Medical Officer and as a director of Viemed since December 2017. Previously, Dr. Frazier served as Chief Medical Officer of PHM from October 2015 to December 2017. Prior to that, Dr. Frazier was the Chief Medical Officer for the Sleepco Subsidiaries since October 2015. Prior to the Sleepco Subsidiaries, Dr. Frazier worked for more than 25 years as a full time practicing pulmonologist and he currently continues to see patients on a part time basis. Dr. Frazier has experience conducting clinical research projects, including trials evaluating new treatment options for COPD.  Dr. Frazier has served in many different leadership roles during his career including stints as Chief of the Medical Staff and on the board of directors of two large medical practices and as a Director of a regional health system.  Dr. Frazier is currently ABIM Board certified in Internal Medicine, Pulmonary Medicine, Critical Care Medicine and Sleep Disorders Medicine. Dr. Frazier earned his Bachelor of Science Philosophy from Vanderbilt University, his M.D. from the University of Mississippi and post-doctoral training at the University of Virginia. Dr. Frazier’s experience as a practicing pulmonologist provides the Board with important insight into the practice of pulmonary medicine as it applies to the operation of our business.

Bruce Greenstein has served as a director since July 2018. Mr. Greenstein has been the executive vice president and chief strategy and innovation officer of LHC Group, Inc. (NASDAQ:LHCG) since 2018, where he leads the company’s value-based contracting, ACO management company, and alternative payment and delivery model strategies. He also oversees the LHC Group’s operations for technology and for the innovations business segments, as well as LHC Group’s healthcare vision initiatives. Prior to joining LHC Group, Mr. Greenstein served as chief technology officer for the U.S. Department of Health and Human Services (HHS) in Washington, D.C. from May 2017 to June 2018. He has an extensive healthcare industry background in both government and the private sector, having served as president-west for New York-based Quartet Health, CEO of Blend Health Insights, and as managing director of Worldwide Health for Microsoft. Mr. Greenstein was a cabinet member in Louisiana, serving as secretary of the Department of Health and Hospitals. He also previously ran Medicaid-managed care and waivers and demonstrations at the Centers for Medicare & Medicaid Services. Mr. Greenstein’s experience in the healthcare industry provides the Board with important insight into the industry in which Viemed operates.

Nitin Kaushal has served as a director since December 2017 and has been the Managing Director of PWC Corporate Finance Inc. since 2012, and was the Executive Vice President and Managing Director of Medwell Capital Inc. from May 2010 to March 2012. Mr. Kaushal has worked in senior roles with a number of Canadian investment banks focused on healthcare, including Desjardins Securities Inc., Orion Securities Inc., Vengate Capital, HSBC Securities Inc. and Gordon Capital. He has held roles within the private equity/venture capital industry at MDS Capital Corp. and at PricewaterhouseCoopers in their M&A, valuation and audit groups. In addition, Mr. Kaushal has sat on a number of public and private company boards. He was awarded a Bachelor of Science (Chemistry) from the University of Toronto and is a Chartered Accountant. Mr. Kaushal’s experience as a member of various boards of directors and as a Chartered Accountant provides the Board with additional perspective on financial reporting, governance and management issues.

Tim Smokoff has served as a director since January 2018 and brings more than 25 years of health industry leadership, product development and delivery experience to Viemed. Mr. Smokoff is currently CEO of Breathometer, Inc., a position he has held since January 2017.  Prior to Breathometer, Mr. Smokoff was Senior Vice President of Health and Wellness of Nortek, Inc. Mr. Smokoff was the Chief Executive Officer of Numera, Inc., a senior in place aging solutions company, from January 2011 until it was purchased by Nortek, Inc. in July of 2016. Prior to Numera, Inc. Mr. Smokoff spent 13 years at Microsoft in various capacities, the last six years leading Microsoft’s global health business. Prior to Microsoft, Mr. Smokoff spent 14 years developing and bringing to market hospital information systems, physician office systems, and medical devices for a variety of companies, including several start-up ventures. Mr. Smokoff earned a Bachelor of Arts in Computer Science from the University of Washington. Mr. Smokoff’s experience in introducing products and services for senior, in-place aging, which includes respiratory care and chronic disease management, for family care givers provides the Board with insight into the operation, development, and growth of our business.

W. Todd Zehnder has served as the Chief Operating Officer and as a director of Viemed since December, 2017. Previously, Mr. Zehnder served as Vice President - Finance and as Chief Strategy Officer of PHM from December 2015 to December 2017. Prior to joining PHM, Mr. Zehnder worked for PetroQuest Energy Inc., which was then a NYSE listed company, for 15 years in various leadership positions, including as Chief Operating Officer and Chief Financial Officer from 2008 to December 2015. Mr. Zehnder began his career with KPMG where he attained the level of Manager. Mr. Zehnder received his Bachelor of Science degree in Accounting from Louisiana State University and is a Certified Public Accountant. Mr. Zehnder’s experience as an executive officer of a publicly traded company provides the Board with insights into financial reporting, governance and management matters.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Michael Moore has served as President of Viemed since December 2017. Mr. Moore co-founded the Sleepco Subsidiaries in 2006, which were sold to PHM in May 2015. After selling the Sleepco Subsidiaries to PHM, Mr. Moore became the President of PHM and in March 2016 its Interim CFO. Prior to serving as Viemed’s President, Mr. Moore acted as Managing Director, Disease Management of PHM from May 2015 until December 2017. After completing his degree as a Respiratory Therapist from the California College of Health Science, Mr. Moore began his career as a Respiratory Therapist and later transitioned to Account Executive, with organizations such as Praxair and Home Care Supply, where he continually exceeded sales goals and finished in the top 5 nationally of all Account Executives. Mr. Moore’s experience as a clinician, as well as his knowledge of healthcare trends, played a key role in formulating the strategy that has enabled the business of the Sleepco Subsidiaries to become the diverse respiratory-focused business that it is today.

Trae Fitzgerald has served as the Chief Financial Officer of Viemed since December 2017. Previously, Mr. Fitzgerald served as finance manager and corporate controller of PHM from January 2015 until December 2017. Prior to joining PHM, Mr. Fitzgerald spent two years serving in a finance, budgeting, and financial reporting role for PetroQuest Energy, Inc., a then NYSE listed company, from April 2013 to January 2015. Mr. Fitzgerald graduated Summa Cum Laude with a Bachelor of Science Degree in Accounting and Masters of Business Administration from the University of Louisiana at Lafayette. He is a Certified Public Accountant, registered in the state of Louisiana with over six years of public accounting experience, three years of which were spent with Ernst & Young’s Houston, Texas office, where he provided audit services to a variety of industries ranging from professional sports to alternative energy.

Jerome Cambre has served as the Vice President of Sales of Viemed since March 2018. Previously, Mr. Cambre served as the National Sales Trainer of Viemed from March 2017 to March 2018, as the Director of Clinical Sales of Sleep Management, LLC from March 2016 to March 2017 and as a Patient Care Coordinator of Sleep Management, LLC from October 2015 to 2016. Prior to joining that, Mr. Cambre was a sales representative at Sleep Management, LLC from November 2013. Mr. Cambre graduated with a Bachelor of Science Degree in Psychology from Louisiana State University. He also holds an Associate of Science Degree in Cardiopulmonary Science from Our Lady of the Lake College.

Family Relationships

There are no family relationships between any officers or directors of Viemed.

Involvement in Certain Legal Proceedings

During the past ten years, none of our officers, directors, promoters or control persons have been involved in any legal proceedings as described in Item 401(f) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

ITEM 6.	Executive Compensation

Summary Compensation Table

The table below sets forth the annual compensation paid by Viemed during the years ended December 31, 2018 and 2017 to our principal executive officer and our next two most highly-compensated executive officers (our “Named Executive Officers”).

Name and principal position	Year	Salary ($)	Bonus(4) ($)	Stock awards(5) ($)	Option- awards(6) ($)	Nonequity incentive plan compensation(7) ($)	Nonqualified deferred compensation earnings ($)	All other compensation(8) ($)	Total ($)

Casey Hoyt(1)	2018	389,038	7,447	550,138	233,407	637,500	_	11,314	1,746,344
Chief Executive Officer and Director	2017	235,000	261,667	_	25,554	555,000	_	3,087	1,080,308
Michael Moore(2)	2018	360,000	7,447	535,270	227,097	540,000	_	32,025	1,701,839
President	2017	230,000	261,667	_	25,554	540,000	_	15,772	1,072,993
W. Todd Zehnder(3)	2018	350,000	7,447	520,402	220,789	525,000	_	33,226	1,656,863
Chief Operating Officer and Director	2017	325,000	91,667	_	108,878	525,000	_	18,517	1,069,063

Notes:

(1)	Prior to the completion of the Arrangement in December 2017, Mr. Hoyt had been CEO of PHM since July 13, 2015.
(2)	Prior to the completion of the Arrangement in December 2017, Mr. Moore had been President of PHM since July 13, 2015 and interim CFO of PHM from March 30, 2016 to June 28, 2016.
(3)	Prior to the completion of the Arrangement in December 2017, Mr. Zehnder had been Chief Strategy Officer and VP of Finance at PHM since December 7, 2015.
(4)	Bonuses in 2017 were awarded to the Named Executive Officers in consideration for a portion of their prior year’s compensation being deferred prior to the Arrangement.
(5)
Restricted stock award value was calculated at the date of the grant using the closing stock price on the date of the grant and represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in “Note 7 – Shareholders Equity” to our audited financial statements for the fiscal years ended December 31, 2018 and 2017 included in this Registration Statement..

(6)
The amounts shown represent the aggregate grant date fair value for option awards granted to the Named Executive Officers computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in “Note 7 – Shareholders Equity” to our audited financial statements for the fiscal years ended December 31, 2018 and 2017 included in this Registration Statement.

(7)	Reflects payments made under the Cash Bonus Plan (as defined below).
(8)
Amounts paid in 2018 to each Named Executive Officer represent $11,000 in matching contributions made by the Company under its 401(k) plan for Mr. Moore and Mr. Zehnder, $11,338 in medical insurance premiums for Mr. Moore and Mr. Zehnder and $11,227 in medical insurance premiums for Mr. Hoyt, $87 in life insurance premiums for each of Mr. Hoyt, Mr. Moore and Mr. Zehnder, $9,600 in auto allowances for Mr. Moore and Mr. Zehnder, and $1,200 in cell phone allowances for Mr. Zehnder. Amounts paid in 2017 to each Named Executive Officer represent $3,084 and $4,630 in matching contributions made by the Company under its 401(k) plan for Mr. Moore and Mr. Zehnder, respectively, $3,000 in medical insurance premiums and $87 in life insurance premiums for each of Mr. Hoyt, Mr. Moore and Mr. Zehnder, $9,600 in auto allowances for Mr. Moore and Mr. Zehnder, and $1,200 in cell phone allowances for Mr. Zehnder.

Narrative Disclosure to Summary Compensation Table

Base Salary.    Base salaries are generally set at levels deemed necessary to attract and retain individuals with superior talent commensurate with their relative expertise and experience, and are set taking into consideration the executive officer’s personal performance and seniority, comparability within industry norms, and contribution to Viemed’s growth and profitability.

Share-Based and Option Awards.    We have adopted an Option Plan and a Restricted Share Units/Deferred Share Units Plan. See below under “Incentive Plans” for a summary of our Option Plan and Restricted Share Units/Deferred Share Units Plan.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Bonus Framework. We have adopted a Cash Bonus Plan and a Phantom Share Plan. See below under “Incentive Plans” for a summary of our Cash Bonus Plan and our Phantom Share Plan.

Retirement Benefits.   We do not currently maintain a defined benefit pension plan or a nonqualified deferred compensation plan providing for retirement benefits to our Named Executive Officers. Our Named Executive Officers currently participate in our 401(k) plan and are eligible for matching of up to 4%.

Perquisites and Personal Benefits. While Viemed reimburses its Named Executive Officers for expenses incurred in the course of performing their duties as executive officers of Viemed, it did not provide any compensation that would be considered a perquisite or personal benefit to its Named Executive Officers, other than car allowances of $9,600 a year for Messrs. Moore and Zehnder and a $1,200 cell phone allowance for Mr. Zehnder.

Employment Agreements.

Effective June 3, 2019, we entered into “at will” executive employment agreements with our Named Executive Officers, Casey Hoyt, Michael Moore and W. Todd Zehnder, providing for annual base salaries of $420,000, $360,000 and $350,000, respectively.  The agreements also provide that the executives are eligible to earn a discretionary annual cash bonus with a target bonus amount equal to 100% of annual base salary and a maximum bonus amount equal to 150% of annual base salary pursuant to the terms of the Cash Bonus Plan.  The executives are also eligible to participate in any benefit plans that may be offered from time to time by us to similarly situated employees generally, subject to satisfaction of the applicable eligibility provisions.

In the event the executive’s employment is terminated by us without “cause” or by the executive for “good reason,” the executive will receive, subject to certain conditions, (i) severance equal to his annual base salary, payable in installments, for 12 months following the date of termination (the “Severance Period”), (ii) an amount equal to the unpaid bonus (if any) that the executive would have earned under the Cash Bonus Plan and (iii) payment of the employer portion of the premiums required to continue the executive’s group health care coverage under the applicable provisions of COBRA, until the earliest of (A) the end of the Severance Period, (B) the expiration of the executive’s eligibility for the continuation coverage under COBRA, or (C) the date when the executive becomes eligible for substantially equivalent health insurance coverage in connection with new employment.  In the event the executive’s employment is terminated by us without “cause” or by the executive for “good reason” within 12 months of a change in control (as defined under the Cash Bonus Plan), the executive will receive, subject to certain conditions, the same benefits described in the previous sentence, except that the Severance Period will be increased to 24 months and the bonus will instead be payable at the target bonus amount.

In addition, each agreement prohibits the executive from competing with the Company or soliciting its employees, or customers during his employment and for two years after termination of the agreement for any reason, subject to certain exceptions.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth all awards outstanding for the Named Executive Officers as of December 31, 2018 (expressed in Canadian dollars):

	Option-Based Awards					Stock Awards
Name	Number of securities underlying unexercised options	Number of securities underlying unexercised options	Equity incentive plan awards: Number of securities underlying unexercised unearned options	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested(1)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested
	(#)	(#)	(#)	($)		(#)	($)	(#)	($)
	exercisable	unexercisable
Casey Hoyt	50,000	-		7.45	July 10, 2020	305,999	1,600,375
	-	134,166		2.27	January 4, 2028	_	_
Michael Moore	50,000	-		7.45	July 1, 2020	297,729	1,557,123
	-	130,539		2.27	January 4, 2028	_	_
W. Todd Zehnder	117,000	-		3.12	December 7, 2020	289,459	1,513,871
	-	126,913		2.27	January 4, 2028	_	_

(1)
Aggregate value is calculated based on the difference between the exercise price of the options and the last closing price of the common shares on the TSX for the year ended December 31, 2018 ($5.23 on December 31, 2018).

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Incentive Plans

Cash Bonus Plan

Effective December 28, 2017, Viemed, Inc., our wholly owned subsidiary, adopted an annual discretionary cash bonus plan (the “Cash Bonus Plan”). The purpose of the Cash Bonus Plan is to attract, motivate and retain executive management, officers and other employees by providing a financial incentive for employment with Viemed and its divisions and subsidiaries and rewarding them for performance in line with increasing the value of the Viemed and its divisions and subsidiaries based on a review of objective standards and subjective elements determined by the Compensation Committee.

The Compensation Committee is responsible for determining those officers and other employees of Viemed who will participate in the Cash Bonus Plan for a particular calendar year (a “Plan Year”), and categorizing participants at different levels within Viemed in accordance with the Cash Bonus Plan and their potential bonus as a percentage of their salary (the “Bonus Amount”). Such determinations are made on an annual basis prior to or within 90 days of the beginning of the Plan Year or within 60 days of hire for a newly hired participant.

The Compensation Committee determines the criteria, the weight to be given to each criterion, the minimum and maximum thresholds, if any, and other factors utilized by the Compensation Committee in determining whether participants will be eligible to receive Bonus Amounts that are target and maximum or any amount in-between based on the annual performance of Viemed. Cash bonuses are awarded, in large part, when performance meets or exceeds certain objective benchmarks, but the Compensation Committee reserves the ability to determine Bonus Amounts based on discretionary, subjective factors as well. The only criteria used to measure the performance of Viemed under the Cash Bonus Plan to date has been the absolute year over year growth in Viemed’s Adjusted EBITDA.  The Compensation Committee, in its sole discretion, may add additional criterion in order to measure the overall performance of Viemed for the purposes of making awards under the Cash Bonus Plan. The Compensation Committee will determine the total annual cash bonus actually awarded to a participant after taking into consideration the foregoing, but retains sole discretion to determine the amount of the actual awarded amount.

Notwithstanding the achievement of the criteria, except after a Change in Control (as more specifically set out in the Cash Bonus Plan), the Compensation Committee may determine in its sole discretion to pay only a portion or pay no Bonus Amount for a Plan Year, including, but not limited to, if, in the sole discretion of the Compensation Committee, the financial health of Viemed or business conditions do not warrant the payment of any Bonus Amounts. Actual awarded amounts will be paid in a cash lump sum as soon as possible after such awards are determined by the Compensation Committee after the end of the Plan Year but not later than 2.5 months after the end of the applicable Plan Year.

Phantom Share Plan

On April 3, 2018, Viemed, Inc., our wholly owned subsidiary, adopted a phantom share plan (the “Phantom Share Plan”) for the purpose of furthering long-term growth in earnings by offering long-term incentives to key employees of Viemed in the form of phantom shares (“Phantom Shares”).

The Phantom Share Plan is administered by the Compensation Committee. The Compensation Committee has the power to: select the employees to be granted awards of Phantom Shares under the Phantom Share Plan (each an “Award” and collectively, “Awards”); determine the number of Phantom Shares to be granted to each employee selected; determine the time or times when Phantom Shares will be granted; determine that all participants shall be of a single class or to divide participants into different classes; determine the time or times, and the conditions, subject to which any Awards may become payable; and determine all other terms and conditions of Awards including accelerating or modifying an Award. The Compensation Committee also has the sole authority to interpret and construe the terms of the Phantom Share Plan, establish and revise rules and regulations relating thereto, and make any other determinations that it believes necessary or advisable for the administration of the Phantom Share Plan. The Compensation Committee retains the complete power and authority to terminate or amend the Phantom Share Plan at any time in writing in its sole discretion and make payments under the Phantom Share Plan.

No employee or other person has any right to be granted an Award. An Award of Phantom Shares does not entitle the participant to hold or exercise any voting rights, rights to dividends or any other rights of a shareholder of Viemed or any affiliate of Viemed.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

In the Compensation Committee’s discretion, the Compensation Committee may grant Phantom Shares to a participant (i) that are immediately fully vested, or (ii) subject to a vesting schedule or a performance event as specified in the participant’s Award (a “Vesting Event”). Awards of Phantom Shares are credited to an account (an “Account”) to be maintained for each participant. A participant only has a right to any part of his or her Phantom Shares to the extent that (i) a participant’s interest in such Phantom Shares has vested (in accordance with the applicable Award), and (ii) the rights to such Phantom Shares have not otherwise been forfeited by the participant pursuant to the terms of the Phantom Share Plan or the applicable Award. Payments with respect to Phantom Shares that have vested as specifically provided in the Award will be made in a lump sum within 60 days of the Vesting Event in cash. No participant has any right to receive payment for any part of his or her unpaid Phantom Shares (vested and unvested) if the participant’s employment or other service with Viemed is terminated for cause.

The total cash amount to be paid in the aggregate to a participant upon a Vesting Event is the value of the vested Phantom Shares in the participant’s Account on the date of the Vesting Event giving rise to the obligation to make payment calculated in accordance with the Phantom Share Plan. The value of one Phantom Share will be equal to the fair market value of a common share on the date of a Vesting Event as defined in the participant’s Award.

Option Plan

Viemed’s “fixed” stock option plan (the “Option Plan”) was approved at the annual and special meeting of the shareholders of Viemed on July 17, 2018. The purpose of the Option Plan is to provide incentive to employees, directors, officers, management companies, and consultants who provide services to Viemed or any of its subsidiaries.

Pursuant to the Option Plan, the maximum number of common shares to be delivered upon the exercise of all stock options granted under the Option Plan combined with any equity securities granted under all other compensation arrangements adopted by Viemed, including the RSU/DSU Plan (as defined below), may not exceed 20% of the issued and outstanding common shares as of the date the Option Plan was approved, namely 7,581,925 common shares based on the number of common shares that were outstanding immediately following completion of the Arrangement, which options may be exercisable for a period of up to ten (10) years from the date of the grant, subject to the exception that expiry dates that fall within a blackout period will be extended by ten (10) business days from the expiry of the blackout period, subject to certain conditions being met.

Subject to obtaining disinterested shareholder approval, the number of common shares reserved for issuance pursuant to grant of options to any individual may not exceed 5% of the issued and outstanding common shares in any 12 month period (2% in the case of all optionees providing investor relations services to Viemed and 2% in the case of all consultants of Viemed in any 12 month period). The exercise price and vesting terms of any option granted pursuant to an option will be determined by the Board (in consultation with the Compensation Committee) when granted, but shall not be less than the market price. Notwithstanding the foregoing, the vesting terms for options granted to optionees performing investor relations activities will vest no sooner than one-quarter (1/4) on every three (3) month interval from the date of grant.

The options granted pursuant to the Option Plan will be non-transferable, except by means of a will or pursuant to the laws of descent and distribution. If the tenure of a director or officer or the employment of an employee of Viemed is terminated for cause, no option held by such optionee may be exercised following the date upon which termination occurred. If termination occurs for any reason other than cause, then any option held by such optionee will be exercisable, in whole or in part, for ninety (90) days from the date of termination, subject to the discretion of the Board (in consultation with the Compensation Committee) to extend such period up to one (1) year following the date of termination, which will be determined by the Board (in consultation with the Compensation Committee) at the time of each grant or on the date of termination; notwithstanding the foregoing, the Board (in consultation with the Compensation Committee) may in its discretion determine that all of the options held by an optionee on the date of termination which have not yet vested shall vest immediately on such date.

Restricted Share Units/Deferred Share Units Plan

A restricted share unit and deferred share unit plan of Viemed (the “RSU/DSU Plan”) was approved at the annual and special meeting of the shareholders of Viemed on July 17, 2018. The RSU/DSU Plan was established as a means by which Viemed may grant awards of restricted share units (“RSUs”) and deferred share units (“DSUs”) as an alternative to stock options to provide incentive to officers, directors and employees who provide services to Viemed or any of its subsidiaries.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

The maximum number of common shares to be delivered upon the exercise of all RSUs and DSUs granted under the RSU/DSU Plan, combined with any equity securities granted under all other compensation arrangements adopted by Viemed, including the Option Plan, may not exceed 20% of the issued and outstanding common shares as of the effective date of the RSU/DSU Plan, namely 7,581,925 common shares based on the number of common shares that were outstanding immediately following completion of the Arrangement.

Pursuant to the RSU/DSU Plan, the Board (in consultation with the Compensation Committee) may from time to time, in its discretion, grant DSUs, or if permitted by the Board (in consultation with the Compensation Committee), eligible participants may elect to receive their compensation in the form of DSUs, which will consist of non-transferable rights to receive, on a deferred payment basis, the common shares or a cash payment equal to the fair market value of common shares, or a combination thereof. The number of DSUs to be credited to a person will be determined based on the amount of compensation to be paid in DSUs divided by the fair market value of the common shares as determined by the Board (in consultation with the Compensation Committee), on a one DSU per common share basis. DSUs will be redeemed by Viemed upon the holder ceasing to be employed by or ceasing to provide services to Viemed, as applicable, and will be settled pursuant to the terms and conditions of the RSU/DSU Plan.

The Board (in consultation with the Compensation Committee) may also from time to time grant RSUs, which will represent non-transferable rights to receive, upon vesting of the RSUs, the common shares or cash payments equal to the vesting date value of the common shares. Except as otherwise provided in the RSU/DSU Plan, RSUs will vest on the later of (a) the trigger date, being a date set by the Board (in consultation with the Compensation Committee) that is no later than December 1 of the third calendar year following the grant date, and (b) the date upon which all other applicable vesting conditions determined by the Board (in consultation with the Compensation Committee), including any performance based vesting conditions, have been met. Vesting may be accelerated in certain circumstances, including upon termination without cause in connection with a change of control of Viemed or upon death or permanent disability of the holder. RSUs will be automatically deemed cancelled without compensation if they have not vested on or before the applicable expiry date, which will be December 31 of the third calendar year after the grant date or such earlier date as may be established by the Board (in consultation with the Compensation Committee). Subject to the discretion of the Board (in consultation with the Compensation Committee), RSUs will also be cancelled without compensation in the event that a holder ceases to be engaged as a service provider of Viemed.

Potential Payments upon Termination or Change in Control

Under the Cash Bonus Plan, if a Named Executive Officer’s employment is terminated by Viemed without cause or the Named Executive Officer resigns for good reason on or after the date of a change in control and prior to the payment of the cash bonus amount for the plan year in which the change of control occurs, then such Named Executive Officer will be entitled to a cash bonus amount, to be paid within 30 days of the termination of employment, equal to the pro rata portion of a target bonus determined as if all applicable measures for the target bonus amount had been achieved.   Additionally, upon the occurrence of a change of control, each Named Executive Officers shall be entitled to receive any unpaid cash bonus amount that has been determined payable under the Cash Bonus Plan for any prior year.

In the event of a change of control, all Phantom Shares held by Named Executive Officers awarded under the Phantom Share Plan will automatically vest, which will trigger payment to such Named Executive Officer in a lump sum within 60 days of the change in control in cash with respect to the vested Phantom Shares.  Awards of Phantom Shares made to Named Executive Officers will automatically vest on the date of a termination resulting from the death or disability of such Named Executive Officer.

In the event that a Named Executive Officer ceases to be an eligible person under the RSU/DSU Plan as a result of the retirement, death or total disability of the Named Executive Officer, all unvested RSUs held by such Named Executive Officer at that time will automatically vest, without further action. Additionally, all RSUs held by a Named Executive Officer will automatically vest without further action in the event of a termination of the Named Executive Officer by Viemed without cause or a termination of the Named Executive Officer or the Named Executive Officer’s resignation resulting from a material reduction or change in position, duties or remuneration of the Named Executive Officer at any time within 12 months after the occurrence of a change of control of Viemed.

Under their employment agreements, in the event a Named Executive Officer’s employment is terminated by us without “cause” or by the executive for “good reason,” the Named Executive Officer will receive, subject to certain conditions, (i) severance equal to his annual base salary, payable in installments, for 12 months following the date of termination (the “Severance Period”), (ii) an amount equal to the unpaid bonus (if any) that the Named Executive Officer would have earned under the Cash Bonus Plan and (iii) payment of the employer portion of the premiums required to continue the Named Executive Officer’s group health care coverage under the applicable provisions of COBRA, until the earliest of (A) the end of the Severance Period, (B) the expiration of the Named Executive Officer’s eligibility for the continuation coverage under COBRA, or (C) the date when the Named Executive Officer becomes eligible for substantially equivalent health insurance coverage in connection with new employment.  In the event the Named Executive Officer’s employment is terminated by us without “cause” or by the Named Executive Officer for “good reason” within 12 months of a change in control (as defined under the Cash Bonus Plan), the Named Executive Officer will receive, subject to certain conditions, the same benefits described in the previous sentence, except that the Severance Period will be increased to 24 months and the bonus will instead be payable at the target bonus amount.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

In the event that a Named Executive Officer ceases to be employed by Viemed as a result of the death, disability or termination without cause of such Named Executive Officer, the Board may, in its discretion, resolve that all unvested options held by such Named Executive Officer under the Option Plan shall automatically vest in full.  In the event of certain change of control transactions, Viemed may, at its option, permit a Named Executive Officer holding options under the Option Plan to exercise such options in advance of the change of control transaction.  Viemed may also, at its option, provide for the assumption of the Option Plan and all outstanding options thereunder by the surviving entity in a change of control transaction.

Compensation of Directors

The following table sets forth all compensation provided to each of the directors of Viemed during the year ended December 31, 2018 (other than a director who is a Named Executive Officer, whose disclosure with respect to compensation is set out above).

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards(1)(2) ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Nitin Kaushal	75,000	74,998	63,083	-	-	-	213,081
Randy Dobbs	75,000	74,998	63,083	-	-	-	213,081
Timothy Smokoff	75,000	74,998	63,083	-	-	-	213,081
Bruce Greenstein	75,000	74,998	-	-	-	-	149,998
William Frazier(3)	-	-	-	-	-	-	-

(1)
The amounts shown represent the aggregate grant date fair value for option awards granted to the non-employee directors computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in “Note 7 – Shareholders Equity” to our audited financial statements for the fiscal years ended December 31, 2018 and 2017 included in this Registration Statement..

(2)
As of December 31, 2018, Mr. Kaushal had 326,261 options outstanding, Mr. Dobbs had 36,261 options outstanding, Mr. Smokoff had 36,261 options outstanding and Mr. Greenstein had no options outstanding.

(3)	As an employee of Viemed, Dr. Frazier does not receive any compensation for his service as a director of Viemed.

Narrative to Director Compensation Table

Independent directors of Viemed receive cash compensation equal to $60,000 per year. In addition, the Chair of the Board and each Chair of a committee of the Board is paid $15,000 per year. In order to align to align their interests with those of Viemed, independent directors are also eligible to receive awards under the Option Plan and RSU/DSU Plan in an amount up to a deemed value equal to a maximum of $75,000 per year. Independent directors do not receive meeting fees but are reimbursed for travel and miscellaneous expenses to attend meeting and activities of the Board or its committees.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

ITEM 7.	Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

On August 1, 2018, the Company entered into a ten-year triple net lease agreement for its principal executive office at 202 N. Luke Street, Lafayette, Louisiana 70506 (the “Executive Office Lease”) with a rental company affiliated with the Company’s Chief Executive Officer, Casey Hoyt, and President, Michael Moore.  Rental payments under the Executive Officer Lease are $18,000 per month, plus taxes, utilities and maintenance.

Other than the Executive Office Lease, since the beginning of the year ended 2017, there have not been, nor are there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds the lesser of $120,000 or the average of one percent of our total assets at year end 2017 and 2018 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

Independence of the Board of Directors

The Board is currently composed of seven directors who provide us with a wide diversity of business experience. Following the effectiveness of this Registration Statement, our common shares will be listed on the Nasdaq Capital Market. Our Board has determined that Randy Dobbs, Bruce Greenstein, Nitin Kaushal and Tim Smokoff are independent in accordance with the listing requirements of the Nasdaq Stock Market, representing a majority of the Board. Each of the independent directors has no direct or indirect material relationship with us, including any business or other relationship, that could reasonably be expected to interfere with the director’s ability to act with a view to our best interests or that could reasonably be expected to interfere with the exercise of the director’s independent judgment. Each member of our Audit Committee and Compensation Committee is an independent director within the meaning of the rules of the Nasdaq Stock Market and meets the standards for independence required by the requirements of National Instrument 58-101 - Disclosure of Corporate Governance Practices and U.S. securities law requirements applicable to public companies, including Rule 10A-3 of the Exchange Act with respect to Audit Committee members and Rule 10C-1 under the Exchange Act with respect to Compensation Committee members. In addition, each member of the Corporate Governance and Nominating Committee is also an independent director. See “Item 5. Directors and Executive Officers.”

ITEM 8.	Legal Proceedings

From time to time, we may be subject to various ongoing or threatened legal actions and proceedings, including those that arise in the ordinary course of business, which may include employment matters and breach of contract disputes. Such matters are subject to many uncertainties and to outcomes that are not predictable with assurance and that may not be known for extended periods of time. In the opinion of management, the outcome of such routine ongoing litigation is not expected to have a material adverse effect on our results of operations or financial condition.

ITEM 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information.  The common shares of the Company trade in Canada on the TSX under the trading symbol “VMD.” The common shares of the Company are also traded over-the-counter in the United States on the OTC Market under the trading symbol “VIEMF.” We have applied for listing on the Nasdaq Capital Market under the trading symbol “VMD.”

Shareholders. We had approximately seven shareholders of record as of June 10, 2019. This does not include shares held in the name of a broker, bank or other nominees (typically referred to as being held in “street name”).

Dividends. We have not declared or paid any cash or stock dividends on our common shares since our inception and do not anticipate declaring or paying any cash or stock dividends in the foreseeable future. Our subsidiaries are restricted from making distributions or dividend payments to us by the loan agreement, subject to certain exceptions.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Securities Authorized for Issuance under Equity Incentive Plans. The following table provides information as of December 31, 2018 regarding the number of common shares to be issued pursuant to equity compensation plans of Viemed and the weighted-average exercise price of said securities.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,260,527	(1)	$3.39	4,321,398
Equity compensation plans not approved by securityholders	-		-	-
Total	3,260,527	(1)	$3.39	4,321,398

(1)	Includes 1,545,450 options and 1,715,077 RSUs.

The securities referred to in the table above were granted under the Option Plan and the RSU/DSU Plan.

ITEM 10.	Recent Sales of Unregistered Securities

Within the last three years, the Company has sold the following securities which were not registered under the Securities Act:

During the period beginning on January 1, 2019 through June 10, 2019, we granted to certain of our employees (i) 1,235,853 options and (ii) 60,504 RSUs. These securities were issued under the Company’s equity incentive plans without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act. During the period beginning on January 1, 2019 through June 10, 2019, in connection with the exercise of warrants, we issued 6,840 common shares without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act or Regulation S.

During the year ended December 31, 2018, we granted to certain of our employees (i) 689,200 options and (ii) 1,774,347 RSUs. These securities were issued under the Company’s equity incentive plans without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act.  During the year ended December 31, 2018, in connection with the exercise of warrants, we issued 1,890 common shares without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act or Regulation S.

During the year ended December 31, 2017, in connection with the Arrangement, we issued (i) one-tenth of one common share of Viemed to the shareholders of PHM for each common share of PHM held, for a total of 37,909,628 common shares of Viemed issued, (ii) one-tenth of one option to purchase one common share of Viemed to the holders of PHM options for each PHM option held, for a total of 878,299 options, and (iii) one tenth of one warrant to purchase one common share of Viemed to the holders of each common share purchase warrant of PHM held, for a total of 2,600,504 warrants. The common shares and the options were issued without registration in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act.  The warrants were issued without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act.

ITEM 11.	Description of Registrant’s Securities to be Registered

Share Capital

Authorized Share Capital

We are organized under the laws of the Province of British Columbia, Canada. The core charter documents for British Columbia companies are the “Articles” and the “Notice of Articles”. Pursuant to the Notice of Articles and the Articles, our authorized capital consists of an unlimited number of common shares, no par value.

Issued Share Capital

As of June 10, 2019, there were 37,695,295 common shares issued and outstanding.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Description of Common Shares

All of the common shares are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued common shares will not be subject to call or assessment by the Company nor are there any pre-emptive, conversion, exchange, sinking fund, redemption or retraction rights attaching to the common shares.

All registered holders of the common shares are entitled to receive notice of any general or special meeting to be convened by the Company. At any general or special meeting, subject to the restrictions on joint registered owners of the common shares, each holder of the common shares is entitled to one vote per share for each common share of which it is the registered owner and may exercise such votes either in person or by proxy. Otherwise, on a show of hands every shareholder who is present in person and entitled to vote will have one vote, and on a poll every shareholder will have one vote for each common share of which it is the registered owner.

Issue of Shares

Our Board may, subject to the Business Corporations Act, applicable securities laws and our Articles, issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the Board, in its absolute discretion, subject to the Business Corporations Act, may determine.

Repurchase by the Company of its Shares

Subject to applicable securities laws, including compliance with the “issuer bid” rules, and the special rights or restrictions attached to any class or series of shares and any applicable criteria set forth in the Business Corporations Act, the Company may, if authorized to do so by the Board, purchase or otherwise acquire any of its shares.

Dividends and Other Distributions

We do not anticipate paying any cash dividends for the foreseeable future, and instead intend to retain future earnings, if any, for use in the operation and expansion of our business and in the repayment of our debt.

Our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. Whether or not dividends will be paid in the future will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our Board may deem relevant. Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Any dividend declared by the Board may be made payable on such date as is fixed by the directors, provided that the record date for the purposes of determining the shareholders entitled to receive payment of a dividend must not precede the date on which the dividend is to be paid by more than two months.

Any dividend unclaimed after a period of six years from the date on which it has been declared to be payable shall be forfeited and shall revert to the Company.

Warrants

As of June 10, 2019, the Company had warrants to purchase 170,070 common shares outstanding, each exercisable until August 27, 2019, subject to acceleration in certain circumstances. Each holder of a warrant is entitled to purchase one common share of the Company at an exercise price equal to CDN$2.60. The warrants were issued pursuant to and are subject to the terms of an amended and restated warrant indenture dated January 9, 2018.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Common Shares Not Registered Under the Securities Act

Our common shares, including our common shares underlying outstanding options, restricted stock units and warrants, have not been registered under the Securities Act.

In connection with the Arrangement, we issued 37,909,628 common shares without registration in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act. Common shares received in the Arrangement by shareholders who were not affiliates of Viemed at the time of the Arrangement and that had not been an affiliate of Viemed at any time during the 90 days preceding the Arrangement are not “restricted securities” under the Securities Act and may be freely resold by such non-affiliate shareholders. Common shares received by affiliates of Viemed in the Arrangement may, in the absence of registration under the Securities Act, be able to resell such shares in accordance with the provisions of Rule 144.

All other outstanding common shares, including shares acquired upon the exercise of options, restricted stock units or warrants are “restricted securities” under the Securities Act and such shares may only be resold pursuant to a registration under the Securities Act or in accordance with an exemption from registration provided by the Securities Act such as Rule 144 or Rule 701, which rules are summarized below.

Rule 144

Once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, common shares that are “restricted securities” and are held by a shareholder that is not an affiliate of Viemed at the time of sale and has not been an affiliate of Viemed at any time during the three months preceding a sale, and who has beneficially owned the shares for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our common shares for at least one year, such person can resell such shares under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

 Common shares held by a shareholder that is an affiliate of Viemed or has been an affiliate of Viemed at any time during the three months prior to the date of sale may only be sold under Rule 144 of the Securities Act beginning 90 days after the effectiveness of the Registration Statement, and subject to all other requirements of Rule 144. In general, under Rule 144, an affiliate would be entitled to sell in a “broker’s transaction” or certain “riskless principal transactions” or to market makers, a number of common shares within any three-month period that does not exceed the greater of: (i) 1% of the number of our common shares then outstanding; or (ii) the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker. Persons who may be deemed to be our affiliates generally include individuals or entities that control, or are controlled by, or are under common control with, us and may include our directors and officers, as well as our significant shareholders.

Rule 701

Under Rule 701, common shares acquired upon the exercise of currently outstanding options, restricted stock units or pursuant to other rights granted under our compensatory plans may be resold by:

•	persons other than affiliates, beginning 90 days after the effective date of this Registration Statement; and

•
our affiliates, beginning 90 days after the effective date of this Registration Statement, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Corporate Governance

Meetings of Shareholders: Procedures, Admission and Voting Rights

General meetings of shareholders may be held at any place within or outside British Columbia, Canada as determined by the Board and designated in the notice of meeting or waiver of notice thereof. The Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

Notice of a meeting of shareholders must be sent to each shareholder of record entitled to vote at a meeting of shareholders not less than 21 days prior to the date of the meeting or such other minimum day period as required by the applicable securities laws. This notice period applies to all general and extraordinary meetings, including a meeting in which a special resolution, exception or special separate resolution may be passed.

If a meeting of shareholders is to consider special business as specified in the Articles, the notice of meeting must state the general nature of the special business and, if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, (i) have attached to it a copy of the document, or (ii) state that a copy of the document will be made available for inspection by the shareholders in the manner specified in the Articles.

Extraordinary general meetings of shareholders may be held as frequently as they are called by the Board. In addition, under the Business Corporations Act shareholders holding in the aggregate at least 1/20 of our outstanding shares may requisition the Board to call a general meeting of shareholders to deal with matters that may be dealt with at a general meeting, including election of directors. If the Board does not call the meeting within the timeframes specified in the Business Corporations Act, a subset of the requisitioning shareholders holding in the aggregate at least 1/40 of our outstanding shares can call the meeting and we must reimburse the costs unless the shareholders resolve otherwise by ordinary resolution.

The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote at that meeting, the directors, our president (if any), our secretary and assistant secretary (if any), our lawyers and auditors and others who, although not entitled to vote, are entitled or required under the Business Corporations Act or the Articles to be present at the meeting. Every shareholder entitled to vote may appoint a proxyholder to attend the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. Any other person may be admitted only on the invitation of directors or the chair of the meeting. All meetings of shareholders shall be presided over by the chair of the Board or, if the chair of the Board is absent or unwilling to preside, the president of the Company, or if there is no president or the president is absent or unwilling to preside, such other persons determined as set out in the Articles.

Advance Notice Provisions

The Company’s Articles provide for advance notice of nominations of directors which require that advance notice be provided to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting of shareholders made pursuant to the provisions of the Business Corporations Act; or (ii) a shareholder proposal made pursuant to the provisions of the Business Corporations Act. A copy of the Articles are included as an exhibit to this Registration Statement.

Majority Voting Policy

As of May 23, 2018, the Board adopted a majority voting policy that requires, in an “uncontested” election of directors, that shareholders be able to vote for, or withhold from voting, separately for each director nominee. If, with respect to any particular nominee, the number of votes withheld from voting by shareholders exceeds the number of votes for the nominee by shareholders, then although the director nominee will have been successfully elected to the Board pursuant to applicable corporate laws, he or she will then be required to offer to tender his or her resignation to the Chair of the Corporate Governance and Nominating Committee (the “CG&N Committee”) promptly following the meeting of shareholders at which the director was so elected. The CG&N Committee will consider such offer and make a recommendation to the Board on whether to accept it or not. The Board will promptly accept the resignation unless it determines, in consultation with the CG&N Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Board will make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A director who tenders his or her resignation pursuant to the majority voting policy will not participate in any meeting of the Board or the CG&N Committee at which the resignation is considered.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Certain Takeover Bid Requirements

Unless such offer constitutes an exempt transaction, an offer made by a person (an “offeror”) to acquire outstanding shares of a Canadian entity that, when aggregated with the offeror’s holdings (and those of persons or companies acting jointly with the offeror), would constitute 20% or more of the outstanding shares, would be subject to the take-over provisions of Canadian securities laws. The foregoing is a limited and general summary of certain aspects of applicable securities law in the provinces and territories of Canada, all in effect as of the date hereof.

In addition to those take-over bid requirements noted above, the acquisition of shares may trigger the application of additional statutory regimes including amongst others, the Investment Canada Act (Canada) and the Competition Act (Canada).

This summary is not a comprehensive description of relevant or applicable considerations regarding such requirements and, accordingly, is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser and no representation with respect to such requirements to any prospective purchaser is made. Prospective investors should consult their own Canadian legal advisors with respect to any questions regarding securities law in the provinces and territories of Canada.

Actions Requiring a Special Majority

Under the Business Corporations Act, unless otherwise stated in the Articles, certain corporate actions require the approval of a special majority of shareholders, meaning holders of shares representing 66 2/3% of those votes cast in respect of a shareholder vote addressing such matter. Those items requiring the approval of a special majority generally relate to fundamental changes with respect to our business, and include amongst others, resolutions: (i) removing a director prior to the expiry of his or her term; (ii) altering certain sections of the Articles, (iii) approving an amalgamation; (iv) approving a plan of arrangement; and (v) providing for a sale of all or substantially all of our assets.

Listing; Transfer Agent and Registrar

Our common shares trade in Canada on the TSX under the trading symbol “VMD” and over-the-counter in the United States on the OTC Market under the trading symbol “VIEMF.” We have applied to list our common shares on the Nasdaq Capital Market under the trading symbol “VMD.”

Computershare Trust Company is the transfer agent and registrar for our common shares.

Other Canadian Laws Affecting U.S. Shareholders

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments by us to non-residents of Canada.

There are no limitations specific to the rights of non-residents of Canada to hold or vote our common shares under the federal laws of Canada, the Business Corporations Act, or in our Articles or Notice of Articles, other than those imposed by the Investment Canada Act (Canada) as discussed below.

Non-Canadian investors who acquire a controlling interest in us may be subject to the Investment Canada Act (Canada), which governs the basis on which non-Canadians may invest in Canadian businesses. Under the Investment Canada Act (Canada), the acquisition of a majority of the voting interests of an entity (or of a majority of the undivided ownership interests in the voting common shares of an entity that is a corporation) is deemed to be an acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting common shares of a corporation (or of an equivalent undivided ownership interest in the voting common shares of the corporation) is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of the voting common shares. The acquisition of less than one-third of the voting common shares of a corporation (or of an equivalent undivided ownership interest in the voting common shares of the corporation) is deemed not to be acquisition of control of that corporation.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

Tax Matters Applicable to Ownership of Our Common Shares

Holders Resident in the United States

The following portion of this summary is applicable to a holder of our common shares who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada-United States Tax Convention (1980), as amended (the “Treaty”), at all relevant times, is not resident or deemed to be resident in Canada, is a resident of the United States for the purposes of the Treaty and qualifies for the full benefits thereunder, and who does not use or hold (and is not deemed to use or hold) the Company’s common shares in connection with a business carried on in Canada (a “U.S. Resident Holder”). This part of the summary is not applicable to a U.S. Resident Holder that is an insurer that carries on an insurance business in Canada.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by the Company to a non-resident of Canada will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the holder is resident. Under the Treaty, the withholding tax rate in respect of a dividend paid to a U.S. Resident Holder that beneficially owns such dividends is generally reduced to 15%, unless the U.S. Resident Holder is a C Corporation shareholder which owns at least 10% of the voting shares of the Company at that time, in which case the withholding tax rate is reduced to 5%.

Disposition of Common Shares

A U.S. Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of our common shares, provided that the common shares are not “taxable Canadian property” for purposes of the Tax Act. Provided that the common shares are listed on a designated stock exchange (which includes the TSX) at a particular time, the common shares generally will not constitute taxable Canadian property to a U.S. Resident Holder at that time unless, at any time during the 60 month period immediately preceding that time: (i) 25% or more of the issued shares of any class or series of the Company’s capital stock were owned by any combination of (a) the U.S. Resident Holder, (b) persons with whom the U.S. Resident Holder did not deal at arm’s length, and (c) partnerships in which the U.S. Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the common shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) Canadian resource properties, (c) timber resource properties, and (d) options in respect of, or an interest in, any such property (whether or not the property exists), all for purposes of the Tax Act. A U.S. Resident Holder’s common shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

ITEM 12.	Indemnification of Directors and Officers

The Business Corporations Act provides that:

(1) The Company may indemnify an individual who: (i) is or was a director, alternate director or officer of the Company; (ii) is or was a director, alternate director or officer of another corporation: (A) at a time when such other corporation is or was an affiliate of the Company; or (B) at the request of the Company; or (iii) at the request of the Company, is or was, or holds or held a position equivalent to that of, a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity, and his or her heirs and personal or other legal representatives of that individual (each such person referred to herein as an “eligible party”).

(2) Such indemnity may provide for indemnification against any judgment, penalty, fine or settlement paid in respect of a proceeding in which such individual, by reason being or having been an eligible party is or may be joined as a party, or is or may be liable for provided, (a) he or she acted honestly and in good faith with a view to the best interests of the Company; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

(3) If the Company declines to provide indemnification, a court may, on the application of the Company or an eligible party: (i) order the Company to indemnify an eligible party in the manner provided under (1); (ii) order the enforcement of, or any payment under, an agreement of indemnification entered into by the Company; or (iii) order the Company to pay some or all of the expenses incurred by any person in obtaining an order for indemnification under this item (3).

(4) An eligible party is entitled to indemnity from the Company in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defence of any proceeding to which he or she is made a party by reason of being an eligible party, if the person seeking indemnity, (a) was substantially successful on the merits in his or her defence of the action or proceeding; and (b) fulfils the conditions set out in clauses (2)(a) and (b) above.

(5) The Company may purchase and maintain insurance for the benefit of an eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation.

The Articles provide that the Company must indemnify, to the extent allowed under the Business Corporations Act, each eligible party against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. The Articles further provides that the Company may advance expenses to an eligible party to the extent permitted under the Business Corporations Act. The Articles also authorize the Company to obtain directors’ and officers’ liability insurance.

We maintain directors’ and officers’ liability insurance for the officers and directors of the Company.

Each director and officer is also a party to an indemnification agreement with the Company, pursuant to which the Company has agreed, to the fullest extent not prohibited by law and promptly upon demand, to indemnify and hold harmless such director or officer, his or her heirs and legal representatives from and against (i) all costs, charges and expenses incurred by such director or officer in respect of any claim, demand, suit, action, proceeding or investigation in which such director or officer is involved or is subject by reason of being or having been a director or officer and (ii) all liabilities, damages, costs, charges and expenses whatsoever that the director or officer may sustain or incur as a result of serving as a director or officer in respect of any act, matter, deed or thing whatsoever made, done, committed, permitted or acquiesced in by such director or officer in his or her capacity as a director or officer, whether before or after the effective date of such indemnification agreement.

ITEM 13.	Financial Statements and Supplementary Data

See the financial statements and notes beginning on page F-1 of this registration statement.

ITEM 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On June 12, 2019, we engaged a new independent registered public accounting firm, Ernst & Young LLP (“EY”) to replace our prior independent registered public firm MNP LLP (“MNP”). The change in our independent registered public accounting firm was not the result of any disagreements with our prior accounting firm. Instead, we determined that it was advisable to engage a new independent registered public accounting firm due to changes in our applicable reporting requirements resulting from our listing of our common shares on the Nasdaq Capital Market and our reporting obligations under the Exchange Act. The change of our independent registered public accounting firm was unanimously approved by our Board of Directors.

During our two most recent fiscal years and any subsequent interim period preceding the replacement of MNP, there were (i) no disagreements (as that term is described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with MNP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of MNP, would have caused MNP to make reference to the subject matter of the disagreement(s) in connection with its report, and (ii) no reportable events of the type required to be disclosed by Item 304(a)(1)(v) of Regulation S-K.

Prior to June 12, 2019, the Company did not consult with EY regarding (i) the application of accounting principles to specified transactions, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, (iii) written or oral advice was provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issues, or (iv) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

ITEM 15.	Financial Statements and Exhibits

(a) Financial Statements

See the Index to Consolidated Financial Statements set forth on page F-1.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Title
+#2.1	Share Purchase Agreement dated as of January 11, 2017 between PHM Logistics Corporation and Viemed, Inc.
+#2.2	Asset Purchase Agreement dated as of January 11, 2017 between Patient Home Monitoring Corp. and Viemed Healthcare, Inc.
+#2.3	Arrangement Agreement dated as of January 11, 2017 between Patient Home Monitoring Corp. and Viemed Healthcare, Inc.
+#2.4	Arrangement Agreement Amendment dated as of October 31, 2017 between Patient Home Monitoring Corp. and Viemed Healthcare, Inc.
+3.1	Notice of Articles of Business Corporation Act of Viemed Healthcare, Inc.
+3.2	Business Corporation Act Articles of Viemed Healthcare, Inc.
+4.1
Amended and Restated Warrant Indenture dated effective January 9, 2018 between Viemed Healthcare, Inc. and Computershare Trust Company of Canada (amending and restating a warrant indenture dated as of August 27, 2014) and the Form of Warrant included as Exhibit A therein.

+4.2
Amended and Restated Warrant Indenture dated effective January 9, 2018 between Viemed Healthcare, Inc. and Computershare Trust Company of Canada (amending and restating a warrant indenture dated as of May 4, 2015) and the Form of Warrant included as Exhibit A therein.

+10.1	Commercial Business Loan Agreement for Term Loans and Lines of Credit dated February 21, 2018 among Viemed, Inc., Sleep Management, LLC, Home Sleep Delivered, LLC and Hancock Whitney Bank.
+10.2	Commercial Note made by Viemed, Inc., Sleep Management, LLC, Home Sleep Delivered, LLC to Hancock Whitney Bank, dated as of March 19, 2019.
+10.3	Security Agreement dated February 21, 2018 among Viemed, Inc., Sleep Management, LLC, Home Sleep Delivered, LLC and Hancock Whitney Bank.
+10.4
First Amendment to Commercial Business Loan Agreement for Term Loans and Lines of Credit dated March 19, 2019 among Viemed, Inc., Sleep Management, LLC, Home Sleep Delivered, LLC and Hancock Whitney Bank.

+^10.5	Form of Indemnity Agreement between Viemed Healthcare, Inc. and its Directors and Executive Officers.
+^10.6	Amended and Restated Stock Option Plan of Viemed Healthcare, Inc.
+^10.7	Amended and Restated Viemed Healthcare, Inc. Restricted Share Unit and Deferred Share Unit Plan.
+^10.8	Viemed Inc. Phantom Share Plan.
+^10.9	Form of Phantom Share Plan Award.
+^10.10	Viemed Inc. Annual Discretionary Cash Bonus Plan.
*10.11
Second Amendment to Commercial Business Loan Agreement for Term Loans and Lines of Credit dated May 30, 2019 among Viemed, Inc., Sleep Management, LLC, Home Sleep Delivered, LLC and Hancock Whitney Bank.

*10.12	Commercial Term Note made by Viemed, Inc., Sleep Management, LLC, Home Sleep Delivered, LLC to Hancock Whitney Bank, dated as of May 30, 2019.
*^10.13	Executive Employment Agreement dated effective June 3, 2019 by and between Casey Hoyt and Sleep Management, LLC.
*^10.14	Executive Employment Agreement dated effective June 3, 2019 by and between Michael B. Moore and Sleep Management, LLC.
*^10.15	Executive Employment Agreement dated effective June 3, 2019 by and between William T. Zehnder and Sleep Management, LLC.
*10.16	Triple Net Lease Agreement dated December 1, 2015 by and between Moore Hoyt Rentals, LLC and Sleep Management LLC.
*10.17	Triple Net Lease Agreement dated December 1, 2015 by and between Moore Hoyt Rentals, LLC and Home Sleep Delivered LLC.
*16.1	Letter of MNP LLP dated June 26, 2019.
+21.1	Subsidiaries of the Registrant.

+	Previously filed

*	Filed herewith.

#
Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

^	Management contract or compensatory plan or arrangement.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

VIEMED HEALTHCARE, INC.

By:
Name:
Title:

Date:

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Viemed Healthcare, Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Viemed Healthcare, Inc. and its subsidiaries (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountant
Licensed Public Accountants
We have served as the Company’s auditor since 2015.

Toronto, Ontario
May 1, 2019

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars, except outstanding shares)

	Note	At December 31, 2018	At December 31, 2017
ASSETS
Current assets
Cash and cash equivalents		$10,413	$5,098
Accounts receivable, net of allowance for doubtful accounts of $4,266 and $3,060 at December 31, 2018 and 2017, respectively	2	8,839	9,781
Inventory	2	2,887	1,633
Prepaid expenses and other assets		824	489
Total current assets		$22,963	$17,001

Long-term assets
Property and equipment	3	30,562	20,690
Total long-term assets		$30,562	$20,690

TOTAL ASSETS		$53,525	$37,691

LIABILITIES
Current liabilities
Trade payables		$5,884	$3,386
Income taxes payable		152	142
Accrued liabilities	4	7,551	5,082
Current portion of capital lease	5	3,031	4,381
Warrant conversion liability	6	363	158
Total current liabilities		$16,981	$13,149

Long-term liabilities
Accrued liabilities	7	1,117	—
Capital lease	5	394	798
Total long-term liabilities		$1,511	$798

TOTAL LIABILITIES		$18,492	$13,947

Commitments and Contingencies (Note 8)

SHAREHOLDERS’ EQUITY
Common stock - No par value: unlimited authorized; 37,500,815 and 37,909,628 issued and outstanding as of December 31, 2018 and 2017, respectively	7	71	67
Additional paid-in capital		5,390	2,688
Retained earnings		29,572	20,989
TOTAL SHAREHOLDERS’ EQUITY		$35,033	$23,744

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$53,525	$37,691

See accompanying notes to the consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Expressed in thousands of U.S. Dollars, except share and per share amounts)

		Years Ended December 31,
	Note	2018	2017
Revenue		$65,271	$46,928

Cost of revenue		16,689	12,313

Gross profit		$48,582	$34,615

Operating Expenses
Selling, general and administrative		34,442	24,561
Stock-based compensation	7	2,702	828
Depreciation		588	402
Loss on disposal of property and equipment		54	203
Other expense		71	—
Income from operations		$10,725	$8,621

Non-operating expenses
Unrealized loss on warrant conversion liability	6	205	158
Interest expense, net of interest income	5	181	272

Net income before taxes		10,339	8,191
Provision for income taxes	9	162	15

Net income and comprehensive income		$10,177	$8,176

Net income per share
Basic	11	$0.27	$0.22
Diluted	11	$0.26	$0.22

Weighted average number of common shares outstanding:
Basic	11	37,892,118	37,909,628
Diluted	11	39,677,704	37,971,921

See accompanying notes to the consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in thousands of U.S. Dollars, except shares outstanding)

	Common Stock Shares Amount		Additional paid-in capital (Note 8)	Retained earnings	Total Shareholders’ equity
Shareholders’ equity, December 31, 2016	37,909,628	$67	$—	$12,813	$12,880
Stock-based compensation - options			828		828
Settlement of intercompany balance from spin-off			1,860		1,860
Net Income				8,176	8,176
Shareholders’ equity, December 31, 2017	37,909,628	$67	$2,688	$20,989	$23,744
Stock-based compensation - options			802		802
Stock-based compensation - restricted stock			1,900		1,900
Warrant exercise	1,890	4			4
Shares repurchased and canceled under the Normal Course Issuer Bid	(410,703)	—		(1,594)	(1,594)
Net Income				10,177	10,177
Shareholders’ equity, December 31, 2018	37,500,815	$71	$5,390	$29,572	$35,033

See accompanying notes to the consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

		Years Ended December 31,
	Note	2018	2017
Cash flows from operating activities
Net income		$10,177	$8,176
Adjustments for:
Depreciation		3,783	2,543
Bad debt expense	2	6,195	5,142
Share-based compensation	7	2,702	828
Unrealized loss on warrant conversion liability		205	158
Loss on disposal of property and equipment		54	203
Net change in working capital
Increase in accounts receivable		(5,253)	(10,130)
(Increase) decrease in inventory		(1,254)	5
Increase in trade payables		2,498	1,503
Decrease in trade payables - related parties		—	(603)
Increase in accrued liabilities		3,586	4,119
(Increase) decrease in income tax payable		10	142
Decrease other current assets		(335)	(62)
Net cash from operating activities		$22,368	$12,024

Cash flows from investing activities
Purchase of property and equipment		(6,114)	(4,003)
Proceeds from sale of property and equipment		813	430
Net cash used in investing activities		$(5,301)	$(3,573)

Cash flows from financing activities
Proceeds from exercise of warrants		4	—
Shares repurchased and canceled under the Normal Course Issuer Bid		(1,594)	—
Repayments of capital lease liabilities		(10,162)	(7,234)
Repayments on long-term debt		—	(458)
Net cash used in financing activities		$(11,752)	$(7,692)

Net increase in cash and cash equivalents		5,315	759
Cash and cash equivalents at beginning of year		5,098	4,339
Cash and cash equivalents at end of year		$10,413	$5,098

Supplemental disclosures of cash flow information
Cash paid during the period for interest		$193	$273
Cash paid during the period for income taxes, net of refunds received		$151	$156
Supplemental disclosures of non-cash transactions
Property and equipment financed through capital leases and long-term debt		$8,408	$6,381
Settlement of intercompany balance from spin-off(1)		$—	$1,860

(1) Effective December 31, 2017, the spin-off date, accounts payable - related parties due to Protech Home Medical Corp (“PHM”) (formerly Patient Home Monitoring Corp) and its affiliates was forgiven and settled as a capital contribution to Viemed Healthcare, Inc.

See accompanying notes to the consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

1.	Nature of Business and Operations

On December 21, 2017, Viemed Healthcare, Inc. (“the Company”) consumated Asset and Share Purchase Agreements as well as an Arrangement Agreement (“the Arrangement”) with Protech Home Medical Corp. (“PHM”) (formerly Patient Home Monitoring Corp.) and was spun-out as a separate public company that owns a 100% interest in Home Sleep Delivered, L.L.C. (“HSD”) and Sleep Management, L.L.C. dba Viemed (“Viemed”) through the U.S. holding company Viemed Inc. Prior year financial results include the combined results of Viemed and HSD. Effective the spin-out date, the consolidated financial statements include all of the above referenced entities. The spin-out transaction was treated as a common control transaction and all assets and liabilities of the spun out business were transferred at the prior carrying values.

The Company, through its subsidiaries, provides in-home durable medical equipment (“DME”) and health care solutions to patients across over 24 states in the United States. Viemed offers customers requiring respiratory services and related equipment an appropriate selection of home medical products including non-invasive ventilators, positive airway pressure (“PAP”) machines and oxygen units, as well as the services of experienced respiratory therapists. HSD provides in-home sleep apnea testing, allowing a patient to determine the existence of sleep apnea at home at a fraction of the cost of the traditional sleep lab environment. The Company was incorporated under the Business Corporations Act (British Columbia) on December 14, 2016. The Company’s registered and records office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7 Canada and its corporate office is located at 202 N. Luke Street, Lafayette, Louisiana 70506.

The Company’s shares are traded on the Toronto Stock Exchange under the symbol VMD. The shares are also traded on the OTC Market under the symbol VIEMF.

2.	Summary of Significant Accounting Policies

Principles of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Reporting currency

All values are in U.S. dollars ($ or “USD”) unless specifically indicated otherwise. Canadian dollars are indicated as CAD$.

Functional currency

Management has exercised judgment in selecting the functional currency of each of the entities that it combines based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of those services, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices. The Company’s functional currency was determined to be the U.S. dollar, which was determined using management’s assumption that the primary economic environment which it will derive its revenue and expenses incurred to generate those revenues is the United States.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Management bases these estimates and assumptions upon historical experience, existing and known circumstances, authoritative accounting pronouncements and other factors that management believes to be reasonable. Significant areas requiring the use of management estimates relate to revenue recognition, inventory, accounts receivable allowances for bad debts, stock compensation expense, depreciation and amortization, legal provisions, income tax provisions, and fair value of financial instruments. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and temporary investments with an original maturity of three months or less that are readily convertible to known amounts of cash that are subject to insignificant risk or change. At December 31, 2018 and 2017, our cash was held primarily in checking and money market accounts. Cash and cash equivalents consist of the following at December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Cash	$4,021	$5,098
Money market accounts	6,392	—
Total cash and cash equivalents	$10,413	$5,098

Accounts receivable

Accounts receivable are recorded at the time revenue is recognized. The amount billed is the amount the Company believes is the allowable charge as determined by the payer (i.e. Medicare, insurance companies, etc.). These billings can be challenged by the payer. These modified amounts will be the total payment for the services, unless the Company decides to appeal the determination. The historical rate of modifications and appeals results has been used to determine the allowance for bad debts.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains an allowance for doubtful accounts. The Company evaluates the net realizable value of accounts receivable as of the date of consolidated balance sheets. Specifically, the Company considers historical realization data including current and historical cash collections, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that the estimates could change, which could have a material impact on the operations and cash flows. If circumstances related to certain customers change or actual results differ from expectations, the Company’s estimate of the recoverability of receivables could fluctuate from that provided for in the consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Net accounts receivable aging for each reporting period is as follows:

	Current	30-60	60-90	Over 90	Total Accounts Receivable, net of Allowance
December 31, 2018	$4,857	$1,124	$668	$2,190	$8,839
December 31, 2017	$4,199	$2,410	$2,243	$929	$9,781

Accounts receivable are regularly reviewed for collectability and an allowance is recorded to cover the estimated bad debts and billing modifications. The accounts receivable are presented on the Consolidated Balance Sheets net of the allowance for doubtful accounts. It is possible that the estimates of the allowance for doubtful accounts could change, which could have a material impact on our operations and cash flows.

The Company writes off receivables when the likelihood for collection is remote, and when the Company believes collection efforts have been fully exhausted and it does not intend to devote additional resources in attempting to collect. The write-offs are charged against the allowance for doubtful accounts.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

The estimates and write-offs for the allowance for doubtful accounts for each reporting period were as follows:

	December 31, 2018	December 31, 2017
Balance, beginning of year	$3,060	$3,069
Provision for bad debts	6,195	5,142
Amounts written off	(4,989)	(5,151)
Balance, end of period	$4,266	$3,060

As of December 31, 2018, no one customer represented more than 10% of outstanding accounts receivable. The Company does have receivables at December 31, 2018 from Medicare and Medicaid, representing 47% and 13%, respectively, and 60% combined, of total outstanding receivables (December 31, 2017 - 84%). As these receivables are both from government programs, there is very little credit risk associated with these balances. The Centers for Medicare and Medicaid Services (“CMS”) routinely audits insurance payments in the normal course of business. At December 31, 2018, the Company had approximately $1.7 million in over ninety days outstanding accounts receivable related to payments held under a CMS audit that was concluded during the period. The Company expects to receive payment for substantially all of these claims.

Revenues from Medicare and Medicaid accounted for 69% and 72%, of the total revenues for the year ended December 31, 2018 and 2017, respectively.

Inventory

Inventory consists primarily of respiratory equipment and supplies, serialized and non-serialized. The Company’s serialized inventory is either rented out by a patient on a monthly basis or purchased. If the equipment is rented by the patient, the cost of such equipment is transferred to property and equipment, where the cost is depreciated over the life of the asset. If the equipment is purchased, the cost of such equipment is expensed through cost of revenue. Non-serialized inventory represents spare equipment parts, consumables, and associated product supplies. Non-serialized inventory is expensed at the time of sale or use. The Company values inventory at the lower of cost or net realizable value. The inventory value is determined using the first-in first-out method. Obsolete and unserviceable inventories are valued at estimated net realizable value.

	As at December 31, 2018	As at December 31, 2017
Serialized	$1,833	$883
Non-serialized	1,054	750
Total inventory	$2,887	$1,633

Property and equipment

Property and equipment is presented on the consolidated balances sheets at historic cost less accumulated depreciation. Major renewals and improvements that extend the useful life of assets are capitalized to the respective property accounts, while maintenance and repairs, which do not extend the useful life of the respective assets, are expensed as incurred. Management has estimated the useful lives of equipment leased to customers. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Property and equipment are amortized on a straight-line basis over their estimated useful lives.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

The estimated useful lives of the property and equipment are as follows:

Description	Estimated Useful Lives
Medical Equipment	2 - 10 Years
Computer Equipment	5 Years
Office Furniture & Fixtures	5-10 Years
Leasehold Improvements	Shorter of Useful Life or Lease
Vehicles	5 Years
Building	15 Years
Land	Indefinite Life

Depreciation of medical equipment commences at the date of service, which represents the date that the asset has been deployed to a patient’s address and is put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Revenue recognition

Revenue from a customer consists of any combination of the sale and rental of durable medical equipment (“DME”) and / or patient medical services. Revenues are billed to and collections received from Medicare, third-party insurers, co-insurance and patient-pay. Revenue is recognized net of contractual adjustments and bad debt based on contractual arrangements with third-party payors, an evaluation of expected collections resulting from the analysis of current and past due accounts, past collection experience in relation to amounts billed and other relevant information. Contractual adjustments result from the differences between the rates charged for services and reimbursements by government-sponsored healthcare programs and insurance companies for such services.

The Company’s contracts with customers often include multiple products and services, and the Company evaluates these arrangements to determine the unit of accounting for revenue recognition purposes based on whether the product or service is distinct from other products or services in the arrangement and should be accounted for as separate performance obligation. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the Company’s ability to transfer the goods or services is separately identifiable from other promises in the contractual arrangement with the customer (e.g. patient). Revenue is then allocated to each separately identifiable good or service based on standalone price of the items underlying the performance obligations. Most of the Company’s products fall in the Medicare Fee-for-Service (“FFS”) program which is a payment model where services are unbundled and paid for separately. These services are paid based on a Medicare determined price that is publicly available on the website for the Centers for Medicare & Medicaid Services (“CMS”). For commercial payors, DME companies must negotiate in-network pricing separately, though in general, the Company’s payors tend to benchmark their contract rates and coverage policies closely to those of Medicare.

The Company considers performance obligations for sales and rentals to be met when the customer receives the equipment, and revenue for rentals is recognized over time, over the respective rental period. For revenue associated with DME rentals, the Company recognizes revenue in accordance with FASB ASC 840, “Leases,” (Topic 840). For any DME sales and services, the Company recognizes revenue under FASB ASU 2014-09, “Revenue from Contracts with Customers,” (Topic 606) and related amendments.

The Company recognizes equipment rental revenue over the non-cancelable lease term, which is one month, less estimated adjustments, in accordance with ASC 840—Leases. The Company has separate contracts with each patient that are not subject to a master lease agreement with any third-party payor. The Company would first consider the lease classification issue (sales-type lease or operating lease) and then appropriately recognize or defer rental revenue over the lease term, which may include a portion of the capped rental period. The Company deferred $0 associated with the capped rental period as of December 31, 2018 and 2017.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

The revenues from each major source are summarized in the following table:

	For the years ended
	December 31, 2018	December 31, 2017
Revenue from rentals under Topic 840
Ventilator rentals, non-invasive and invasive	$56,426	$41,599
Other durable medical equipment rentals	5,038	1,999
Revenue from sales and services under Topic 606
Equipment sales	2,824	2,437
Service revenues	983	893
Total Revenues	$65,271	$46,928

Revenue Accounting under Topic 840

The Company leases durable medical equipment such as non-invasive and invasive ventilators, positive airway pressure (“PAP”) machines, percussion vests, oxygen concentrator units and other small respiratory equipment to customers for a fixed monthly amount on a month-to-month basis. The customer generally has the right to cancel the lease at any time during the rental period for a subsequent month’s rental, and payments are generally billed in advance. The Company considers these rentals to be operating leases.

Under FASB Accounting Standards Codification Topic 840, “Leases”, the Company recognizes rental revenue on operating leases on a straight-line basis over the contractual lease term which varies based on the type of equipment rental, but generally ranges from 10 to 36 months. The lease term begins on the date products are delivered to patients, and revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including Medicare, private commercial payors, and Medicaid. Certain customer co-payments are included in revenue when considered probable of payment, which is generally when paid.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial. There were no material changes in estimates recorded in the year ended December 31, 2018, relating to prior periods.

Revenue Accounting under Topic 606

The Company sells durable medical equipment, replacement parts and supplies to customers and recognizes revenue at the point in time where control of the good or service is transferred through delivery to the customer. Each piece of equipment, part, or supply is distinct, separately priced, and represents a single performance obligation. The revenue is allocated amongst the performance obligations based upon the relative standalone selling price method, however, items are typically all delivered or supplied together. The customer and, if applicable, the payors are generally charged at the time that the product is sold, although separate layers of insurance coverage may need to be invoiced before final billings may occur.

The Company also provides sleep study services to customers and recognizes revenue when the results of the sleep study are complete as that is when the performance obligation is met. The transaction price on both equipment sales and sleep studies is the amount that the Company expects to receive in exchange for the goods and services provided. Due to the nature of the durable medical equipment business, gross charges are retail charges and generally do not reflect what the Company is ultimately paid. As such, the transaction price is constrained for the difference between the gross charge and what is estimated to be collected from payors and from patients. The transaction price therefore is predominantly based on contractual payment rates as determined by the payors. The Company does not generally contract with uninsured customers. The payment terms and conditions of customer contracts vary by customer type and the products and services offered.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

The Company determines its estimates of contractual allowances and discounts based upon contractual agreements, our policies and historical experience. While the rates are fixed for the product or service with the customer and the payors, such amounts typically include co-payments, co-insurance and deductibles, which vary in amounts, and are due from the patient customer. The Company includes in the transaction price only the amount that the Company expects to be entitled, which is substantially all of the payor billings at contractual rates. The transaction price is initially constrained by the amount of customer co-payments, which are included in the transaction price when considered probable of payment, which is generally when paid, and included in revenue if the product or service has already been provided to the customer.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial. There were no material changes in estimates recorded in the year ended December 31, 2018, relating to prior periods.

Returns and refunds are not accepted on either equipment sales or sleep study services. The Company does not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. The Company does not have any partially or unfilled performance obligations related to contracts with customers and as such, the Company has no contract liabilities as of December 31, 2018.

Stock-based compensation

The Company accounts for its stock-based compensation in accordance with ASC 718—Compensation—Stock Compensation, which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. Stock–based compensation cost for stock options are determined at the grant date using the Black-Scholes option pricing model. Stock-based compensation cost for restricted stock units are determined at the grant date based on the closing stock price. The expense of such stock-based compensation awards is recognized using the graded vesting attribution method over the vesting period.

Income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes. The Company’s income tax provisions reflect management’s interpretation of country and state tax laws. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business and may remain uncertain for several years after their occurrence. The Company recognizes assets and liabilities for taxation when it is probable that the Company will receive refunds or pay taxes to the relevant tax authority. Where the final determination of tax assets and liabilities is different from the amounts that were initially recorded, such differences will impact the current and deferred income taxes provision in the period in which such determination is made. Changes in tax law or changes in the way tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income. Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying value of assets and liabilities and their respective income tax bases. Deferred income tax assets or liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The calculation of current and deferred income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying value of assets and liabilities. The current and deferred income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Changes or differences in these estimates or assumptions may result in changes to the current and deferred tax assets and liabilities on the consolidated statements of financial position and a charge to or recovery of income tax expense.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. The effect of a change in the enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates. Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced when it is more likely than not that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

See Note 9 to our audited financial statements for the fiscal years ended December 31, 2018 and 2017 included in this Registration Statement for details on income taxes recognized.

Impairment of Long-Lived Assets

The Company follows ASC Topic 360, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the asset group’s carrying amounts may not be recoverable. In performing the review for recoverability, if future undiscounted cash flows (excluding interest charges) from the use and ultimate disposition of the assets are less than their carrying values, an impairment loss represented by the difference between its fair value and carrying value, is recognized. When properties are classified as held for sale they are recorded at the lower of the carrying amount or the expected sales price less costs to sell. There were no impairment charges recognized during the periods ended December 31, 2018 and 2017.

Net Income per Share Attributable to Common Stockholders

The Company uses the two-class method to compute net income per common share attributable to common stockholders because the Company issued securities, other than common stock, that contractually entitled the holders to participate in the dividends and earnings prior to the initial listing after the Arrangement. The two-class method requires earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings.

Under the two-class method, for periods with net income, basic net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock and dilutive potential shares of common stock outstanding during the period. Net income attributable to common stockholders is computed by subtracting from net income the portion of current year earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the year’s earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses.

See Note 11 to our audited financial statements for the fiscal years ended December 31, 2018 and 2017 included in this Registration Statement for earnings per share computations.

Recently adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers,” (Topic 606). The new standard replaces Section 605, “Revenue Recognition,” and creates modifications to various other revenue accounting standards for specialized transactions and industries. The new standard is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also requires additional disclosures about the nature, amount, timing, and uncertainty of revenue, cash flows arising from customer contracts, and enhanced disclosures related to disaggregated revenue information. The Company adopted this standard for the annual reporting period ended on December 31, 2018. The adoption of this standard using the modified retrospective approach did not have a material or significant impact on the consolidated financial statements, and as such, no adjustment was required to the opening balance of retained earnings as of January 1, 2018.

In March 2016, as part of its Simplification Initiative, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (“ASU 2016-09”), which seeks to reduce complexity in accounting standards. The areas for simplification in ASU 2016-09 involve several aspects of the accounting for share-based payment transactions, including (1) accounting for income taxes, (2) classification of excess tax benefits on the statement of cash flow, (3) forfeitures, (4) minimum statutory tax withholding requirements, (5) classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax withholding purposes, (6) the practical expedient for estimating the expected term, and (7) intrinsic value. The Company adopted the new standard on its effective date of January 1, 2017 and elected to apply this adoption prospectively.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments,” to provide clarity on how certain cash receipt and cash payment transactions are presented and classified within the statement of cash flows. The ASU is effective for annual periods beginning December 31, 2018, and its adoption did not impact these consolidated financial statements.

Recently issued accounting pronouncements

The Company is an “emerging growth company” as defined by the Jumpstart Our Business Startups (“JOBS”) Act of 2012. The JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can selectively delay the adoption of all accounting standards until those standards would otherwise apply to private companies. The Company has elected this exemption and, as a result, these consolidated financial statements may not be comparable to the financial statements of issuers that are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that the Company can elect to opt out of the extended transition period at any time, which election is irrevocable.

The Company will adopt ASU 2016-02, “Leases” (Topic 842), in its consolidated financial statements for the annual period beginning on January 1, 2019. The Company is assessing the impact of this standard on its consolidated financial statements and expects that upon adoption of the standard, there will be an increase to assets and liabilities, as the Company will be required to record a right-of-use asset and a corresponding lease liability on its consolidated balance sheets. In addition, the Company expects a decrease to its facility and equipment rental costs, an increase to finance costs (due to accretion of the lease liability) and an increase to depreciation and amortization (due to amortization of the right-of-use asset). In August 2018, the FASB issued ASU 2018-11, “Targeted Improvements” to ASC 842, which includes an option to not restate comparative periods in transition and instead to elect to use the effective date of ASC 842, “Leases”, as the date of initial application of transition. Based on the effective date, this guidance will apply and we will adopt this ASU beginning on January 1, 2019, and we plan to elect the transition option provided under ASU 2018-11. As part of our process, we elected to utilize certain practical expedients that were provided for transition relief. Accordingly, we are not reassessing expired or existing contracts, lease classifications or related initial direct costs as part of our assessment process. Additionally, we elected the practical expedient to treat lease and non-lease components of fixed payments due to the lessor as one, and therefore no separate allocation is required on the initial implementation date of January 1, 2019, and thereafter. We anticipate the adoption of this standard will result in an increase in our Right of Use assets and lease liabilities in the range of $1.0 to $1.5 million to be recorded on our Consolidated Balance Sheets on January 1, 2019.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses,” to require the measurement of expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable forecasts. The ASU will be effective for interim and annual periods beginning January 1, 2020. Therefore, the Company plans to further evaluate the anticipated impact of the adoption of this ASU on the consolidated financial statements in future periods.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230) — Classification of Certain Cash Receipts and Cash Payments,” to provide clarity on how certain cash receipt and cash payment transactions are presented and classified within the statement of cash flows. The ASU is effective for annual periods beginning December 31, 2018, and interim periods thereafter. We evaluated the adoption of this ASU on our consolidated financial statements in the current year and noted no impact.

In July 2018, the FASB issued ASU No. 2018-07 “Improvements to Non-employee Share-Based Payment Accounting,” which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. The ASU will be effective beginning January 1, 2019, including interim periods within that fiscal year. We do not anticipate any material impact on our consolidated financial statements in future periods as a result of the adoption of this ASU.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

3.	Property and Equipment

The Company’s fixed assets consist of its medical equipment held for rental, furniture and fixtures, real property and related improvements, and vehicles and other various small equipment. The following table details the Company’s fixed assets:

	December 31, 2018	December 31, 2017
Medical equipment	35,541	23,683
Furniture and equipment	1,174	886
Land and building	631	—
Leasehold improvements	256	177
Vehicles	1,782	1,673
Less: Accumulated depreciation	(8,822)	(5,729)
Property and equipment, net of accumulated depreciation	$30,562	$20,690

Depreciation in the amount of $3,195,000 and $2,141,000 is included in cost of revenue for the years ended December 31, 2018 and 2017, respectively. Included in medical equipment above is equipment acquired under capital lease obligations whose cost and accumulated depreciation at December 31, 2018 total $7,943,000 and $1,100,000, respectively. At December 31, 2017, cost and accumulated depreciation on equipment acquired under capital lease obligations was $9,390,000 and $1,166,000, respectively.

4.	Current Liabilities

The Company’s short-term accrued liabilities are included within current liabilities and consist of the following:

	December 31, 2018	December 31, 2017
Accrued trade payables	$960	$756
Accrued commissions payable	315	205
Accrued bonuses payable	3,788	3,296
Accrued vacation and payroll	1,012	825
Current portion of phantom share liability	1,476	—
Total accrued liabilities	$7,551	$5,082

5.	Long-term Debt and Capital Leases

Debt and Capital Leases	At December 31, 2018	At December 31, 2017
Senior credit facility	$—	$—
Finance lease obligations	3,425	5,179
Less: Current portion of capital lease obligations	$(3,031)	$(4,381)
Net long-term debt	$394	$798

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

Senior Credit Facility

On February 20, 2018, we entered into a two year commercial business loan agreement with Whitney Bank for lines of credit for up to $5.0 million (with a letter of credit sub-limit of $0.5 million), expiring on February 21, 2020. Any amounts advanced will be secured by substantially all our assets and carry an interest rate of one month ICE libor plus 3.00%, with a 4% interest rate floor. Advances of the line of credit are subject to a borrowing base as determined in accordance with the loan agreement. The borrowing base under the loan agreement is based upon the value of our accounts receivable balance. At December 31, 2018, the unused borrowing base was $5.0 million and there were no amounts drawn on the line of credit. While we currently have no immediate plans to draw on this facility, the line of credit allows flexibility in funding our future operations.

As of December 31, 2018, we are required to maintain the following quarterly and annual financial covenants in respect to the line of credit:

Financial Covenant	Require Ratio
Current Ratio (Quarterly)	greater than 1.00:1.00
Senior Debt to EBITDA (Quarterly)	less than 2.00:1.00
Fixed Charge Coverages Ratio (Annual)	greater than 1.5:1.00

We were in compliance with all covenants at December 31, 2018.

Capital Leases

The Company has various capital leases for equipment with an implied interest rate at fixed rates between 0% - 12.85%, secured by equipment, due between 2019 and 2023. The Company’s weighted average interest rate was 1.78% and 1.9% for all capital lease liabilities outstanding as of December 31, 2018 and 2017, respectively.

Minimum payments and interest for capital lease obligations required over the next five years are as follows:

	Principal Payments	Interest Payments
Less than one year (current portion)	$3,031	$79
Between one and two years	383	20
Between two and five years	11	—
Total	$3,425	$99

Interest expense related to these obligations for the years ended December 31, 2018 and 2017 was $181,000 and $272,000, respectively.

6.	Fair value measurement

Under ASC Topic 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

Level 3 - Unobservable inputs for the asset or liability. The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company’s cash and cash equivalents are measured using level 1 inputs.

Pursuant to the Arrangement with PHM effective December 21, 2017, PHM common share purchase warrant holders each received one tenth (1/10) of one warrant to purchase one Viemed share. The warrants conversion feature is denominated in Canadian dollars which is different from the functional currency of the Company (U.S. dollars). The conversion feature is treated as a derivative financial liability and the fair value movement during the period is recognized in the consolidated statement of income and comprehensive income. The change in the value of warrants has been recorded as a loss on derivative financial liability in the Consolidated Statements of Income and Comprehensive Income.

The warrant derivative financial liability has been valued using level 3 inputs from the fair value hierarchy. The fair value of the warrants at December 31, 2018 and 2017 was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.85%
Expected volatility	75.63%
Expected life of warrants	0.67 years
Expected dividend yield	Nil

No warrants were issued during the year ended December 31, 2018. There were 2,601,000 warrants issued during the year ended December 31, 2017. During the year ended December 31, 2018, 1,890 warrants were exercised at a weighted average price of $2.60 (CAD$) per common share.

Warrant Conversion Liability
Balance December 31, 2016	$—
Warrants issued	158
Balance December 31, 2017	$158
Warrants issued	—
Loss on warrant conversion liability	205
Balance December 31, 2018	$363

7.	Shareholders’ Equity

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares.

Issued and outstanding share capital

The Company has only one class of stock outstanding, common shares. At December 31, 2018, there were 37,500,815 common shares outstanding.

On November 26, 2018, the Company announced that the Toronto Stock Exchange (the “TSX”) had accepted the Company’s notice of intention to make a Normal Course Issuer Bid (the “NCIB”) for its common shares in compliance with the requirements of the TSX. As of November 29, 2018, the Company was able to commence making purchases of up to a maximum of 1,875,575 common shares, which represented approximately 5% of the Company’s issued and outstanding common shares at the time. The NCIB covers the period from November 29, 2018 to November 28, 2019.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

For the period ended December 31, 2018, the Company re-purchased and canceled 410,703 common shares pursuant to the NCIB at a cost of $1,595,000. The Company’s capital stock was reduced by the average carrying value of the shares repurchased for cancellation. The excess paid over the average carrying value of stated capital was $1,594,000 and was recognized as a reduction to retained earnings.

Warrants outstanding and exercisable as of December 31, 2018:

Year issued	Date of expiry	Type	Number of warrants (000’s)	Weighted average exercise price (CAD$)
2017	August 27, 2019	Warrant	177	$2.60
Total			177	$2.60

The following table summarizes warrants activity during the years ended December 31, 2018 and 2017:

	Number of warrants (000’s)	Weighted average exercise price (CAD$)
Balance December 31, 2016	—	$—
Issued	2,601	$9.74
Balance December 31, 2017	2,601	$9.74
Exercised	(2)	$2.60
Expired	(2,422)	$10.27
Balance December 31, 2018	177	$2.60

During the year ended December 31, 2018, 1,890 warrants were exercised at a weighted average price of $2.60 (CAD$) per common share.

Stock-based compensation

At the Company’s annual and special meeting of shareholders held on July 17, 2018, shareholders of the Company passed a resolution approving the RSU and Option Plans (collectively, the “Plan”). The purpose of the Plan is to provide incentive to employees, directors, officers, management companies, and consultants who provide services to the Company or any of its subsidiaries. The Plan is a “fixed” stock plan, whereby the maximum number of the Company’s shares reserved for issuance, combined with any equity securities granted under all other compensation arrangements adopted by the Company, may not exceed 7,582,000 shares (equal to 20% of the issued and outstanding shares of the Company as of the date of the Arrangement). As of December 31, 2018, the Company had outstanding issuances of options of 1,545,000 and restricted stock units of 1,715,000 under the Plan.

The Company accounts for stock-based compensation, including stock options and restricted stock units, using the graded vesting attribution method over the vesting period and the offsetting credit is recorded as an increase in additional paid-in capital. Forfeitures are recorded as incurred.

The following table summarizes stock-based compensation for the years ended December 31, 2018 and 2017:

	For the years ended
	December 31, 2018	December 31, 2017
Stock-based compensation - options	$802	$828
Stock-based compensation - restricted stock	1,900	—
Total	$2,702	$828

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

At December 31, 2018, there was approximately $475,000 of total unrecognized pre-tax stock option expense under our equity compensation plans, which is expected to be recognized over a weighted-average period of 2.01 years. As of December 31, 2018, there was approximately $1,383,000 of total unrecognized pre-tax compensation expense related to outstanding time-based restricted stock units that is expected to be recognized over a weighted-average period of 1.01 years.

Options

The Company accounts for stock options using the fair value method. Under this method, the fair value of stock options at the date of grant is amortized over the vesting period and the offsetting credit is recorded as an increase in additional paid-in capital. Stock options generally either vest immediately or annually over a three-year period. The Company accounts for forfeitures on stock options under ASU 2016-09 and recognizes forfeitures in the period in which they occur.

The following table summarizes stock option activity for the years ended December 31, 2018 and 2017:

	Number of options (000’s)	Weighted average exercise price (CAD$)	Weighted average remaining contractual life	Aggregate Intrinsic Value(1)
Balance December 31, 2016	—	$—
Issued	878	$4.31
Balance December 31, 2017	878	$4.31	2.3 years	$65
Issued	696	$2.27
Expired / Forfeited	(29)	$4.43
Balance December 31, 2018	1,545	$3.39	5.8 years	$1,605
Includes NIL shares netted for tax.

(1) The aggregate intrinsic value of options outstanding represents the difference between the exercise price of the option and the closing stock price of our common stock on the last trading day of the period.

At December 31, 2018, the Company had 851,000 exercisable stock options outstanding with a weighted average exercise price of CAD $4.30 and a weighted average remaining contractual life of 3.2 years. At December 31, 2017, the Company had 673,000 exercisable stock options outstanding with a weighted average exercise price of CAD $4.07 and a weighted average remaining contractual life of 4.4 years.

The fair value of the stock options has been charged to the statement of income and comprehensive income and credited to additional paid-in capital over the proper vesting period, using the Black-Scholes option pricing model calculated using the following assumptions for issuances during the years ended December 31, 2018 and 2017:

	2018	2017
Exercise price ($CAD)	$2.18	$1.44 - $8.44
Risk-free interest rate	2.27%	1.55%
Expected volatility	138.14%	92.90%
Expected life of options	10 Years	2.25 - 7.61 years
Expected dividend yield	Nil	Nil
Fair value on date of grant ($USD)	$2.27	$0.52 - $2.05

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

Restricted stock units

The Company has a restricted stock unit plan, which it uses for grants to directors, officers, and employees. The Company accounts for restricted stock units using fair value. The fair value of the restricted stock units has been charged to the consolidated statements of income and comprehensive income and credited to additional paid-in capital over the proper vesting period, based on the stock price on the date of grant. Restricted stock units vest generally over a one or three-year period. The Company accounts for forfeitures on restricted stock units under ASU 2016-09 and recognizes forfeitures in the period in which they occur.

The following table summarizes stock option activity for the years ended December 31, 2018 and 2017:

	Number of Restricted Stock Units (000’s)	Weighted average grant price (CAD$)	Weighted average remaining contractual life	Aggregate Intrinsic Value(1)
Balance December 31, 2016	—	$—
Issued	—	$—
Balance December 31, 2017	—	$—
Issued	1,774	$2.41
Expired / Forfeited	(59)	$2.25
Balance December 31, 2018	1,715	$2.41	1.01 years	$6,575

(1) The aggregate intrinsic value of time-based restricted stock units outstanding was based on our closing stock price on the last trading day of the period.

Phantom share units

The Company has a phantom share unit plan, which it uses for grants to directors, officers, and employees. Phantom share units granted under the plan are non-assignable and are settled in cash at vesting. The Company accounts for phantom share units at fair value. Phantom share units vest annually over a three-year period.

The following table summarizes phantom share unit activity for the years ended December 31, 2018 and 2017:

	Number of Phantom Share Units (000’s)	Weighted average price (CAD$)
Balance December 31, 2016	—	$—
Issued	—	$—
Balance December 31, 2017	—	$—
Issued	1,793	$4.60
Expired / Forfeited	(101)	$4.60
Balance December 31, 2018	1,692	$4.60

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

The change in fair value of the phantom share units has been charged to the consolidated statements of income and comprehensive income and recorded as a liability included in accrued liabilities and long-term accrued liabilities, using a valuation method with the following assumptions:

	December 31, 2018
Share price	$5.23 (CAD$	)
Remaining life of phantom share units	0.5 - 3 Years
Calculated fair value of phantom share units	$2,593

The total liability associated with phantom share units at December 31, 2018 is $2,593,000, with $1,117,000 of this balance included in long-term accrued liabilities and the remaining portion of $1,476,000 in current accrued liabilities. Accrued liability and related expense is determined at each reporting period based on the stock price at period end.

8.	Commitments and Contingencies

Leases

Leases under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lesser of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. The associated lease liability is drawn down over the life of the lease by allocating a portion of each lease payment to the liability with the remainder being recognized as finance charges. Leases that do not transfer the risks and rewards of ownership to the Company are treated as operating leases and are expensed as incurred.

Operating and related party leases

The Company leases certain facilities under the terms of non-cancelable operating leases. At December 31, 2018, future payments pursuant to these commitments are summarized as follows:

	Operating Leases	Related Party Leases
Less than 1 year	$127	$216
Between 1 and 3 years	58	648
Between 3 and 5 years	—	432
Five years or more	—	90
Total	$185	$1,386

On August 1, 2015, the Company entered a ten-year triple net lease agreement for office space with a rental company that is affiliated with the Company’s CEO, Casey Hoyt, and President, Michael Moore. Rental payments under this lease agreement are $18,000 per month, plus taxes, utilities and maintenance. Total rental payments for the use of these properties were $235,000 and $238,000 for the years ended December 31, 2018 and 2017, respectively, and the expense for these related party rents has been included within general and administrative expenses.

Retirement Plan

The Company maintains a 401(k) retirement plan for employees to which eligible employees can contribute a percentage of their pre-tax compensation. Matching employer contributions to the 401(k) plan totaled $0.4 million and $0.2 million for the years ended December 31, 2018 and 2017, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

9.	Income Taxes

Income taxes are computed in accordance with the provisions of ASC Topic 740, which requires, among other things, a liability approach to calculating deferred income taxes. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in its consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

The Company is required to make certain estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than the Company’s estimates, or the related statutes of limitations expire without the assessment of additional income taxes, the Company will be required to adjust the amounts of related assets and liabilities in the period in which such events occur. Such adjustment may have a material impact on the Company’s income tax provision and results of operations.

At December 31, 2018 and 2017, the Company had no amounts recorded for uncertain tax positions and does not expect any material changes in uncertain tax benefits during the next 12 months. The Company recognizes interest and penalties related to income tax matters in income tax expense.

The Company is subject to U.S. federal income tax as well as income tax in various states. The Company is generally not subject to examination by taxing authorities for years prior to 2015.

The following table reconciles income taxes calculated at combined U.S. federal and state tax rates with income tax expense in the financial statements:

	Year ended December 31, 2018	Year ended December 31, 2017
Net income before income taxes	$10,339	$8,191
Statutory income tax rate	21%	35%
Computed provision for income taxes	2,171	2,867
State income tax expense	506	409
Permanent differences	327	530
Prior period deferred balance adjustments	508	(2,114)
Tax rate changes	(1,161)	8,301
Changes in valuation allowance for deferred tax assets	(2,189)	(9,978)
Provision for income taxes	$162	$15

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

Significant components of the provision for income taxes for the years ended December 31 2018 and 2017 are as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Current taxes
Federal	$—	$—
State	162	15
Foreign	—	—
Total current taxes	162	15
Deferred taxes	—	—
Provision for income taxes	$162	$15

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company computes deferred tax assets and liabilities in respect of taxes that are based on taxable profit. Taxable profit is understood to be a net, rather than gross, taxable amount that gives effect to both revenues and expenses. Taxable profit will often differ from accounting profit and management may need to exercise judgment to determine whether some taxes are income taxes (subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. A deferred tax asset has been recognized to the extent that the recoverability of deferred income tax assets is considered probable.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Deferred tax assets
Net operating losses - US	$980	$1,205
Non-capital losses - CAD	3	—
Goodwill (a)	14,403	14,510
Allowance for doubtful accounts	1,105	735
Accrued compensation and other	37	36
Accrued phantom stock	672	—
Stock-based compensation	914	—
UNICAP	19	118
481(a) adjustment	10	7
Total deferred tax assets	18,143	16,611

Deferred tax liabilities
Property and equipment	(6,196)	(2,475)
Total deferred tax liabilities	(6,196)	(2,475)

Valuation Allowance
Net deferred tax asset before valuation allowance	11,947	14,136
Less: valuation allowance	(11,947)	(14,136)
Net deferred tax asset	—	—

(a) The Company elected to report the acquired assets at fair value at the time of the Company’s acquisition by PHM in 2015, and thus carries a goodwill asset for tax purposes subsequent to the transaction. The goodwill is amortized over 15 years for tax purposes.

The Company has US loss carryforwards that expire as noted in the table below. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company has US loss carryforwards with the following expiry dates. These net operating losses are subject to limitation on use:

Year ended December 31, 2018
Expiring in 2034	$1,274
Expiring in 2037	2,509

The Company has Canadian non-capital income tax losses with the following expiry date:

Year ended December 31, 2018
Expiring in 2038	$11

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was enacted into law, which significantly changes existing U.S. tax law and includes numerous provisions that affect the Company’s business. Changes include, but are not limited to, a corporate tax rate decrease from 34% to 21% effective for tax years beginning after December 31, 2017, expensing of capital expenditures, the transition of U.S. international taxation from a worldwide tax system to a territorial system, a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings, and limitations on the deductibility of certain executive compensation and other deductions.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

The Company is required to recognize the effect of the tax law changes in the period of enactment, including the transition tax, re-measuring the Company’s U.S. deferred tax assets and liabilities, as well as reassessing the net realizability of the Company’s deferred tax assets and liabilities. As of December 31, 2018, the Company completed its evaluation and analysis of the TCJA and there was no adjustment to the provisional amounts recorded for the years ended December 31, 2018 and 2017.

10.	Financial Risk Factors

Risk management

In the normal course of business, the Company is exposed to a number of risks that can affect its operating performance. ASC 820—Fair Value Measurements and Disclosures creates a single definition of fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement is to estimate the price at which an orderly transaction to sell an asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. Assets and liabilities adjusted to fair value in the balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivable are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, directly from patients or for rebates due from manufacturers. Receivables generally are collected within industry norms for third-party payors and from manufacturers. The Company continuously monitors collections from its clients and maintains an allowance for bad debts based upon lifetime expected credit losses.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due by continuously monitoring actual and budgeted cash flows, and monitoring financial market conditions for signs of weakness.

As of December 31, 2018, the Company faced no material liquidity risk and is able to meet all of its current financial obligations as they become due and payable. The Company had $16,981,000 of current liabilities (December 31, 2017 - $13,149,000) that are due within one year but had $22,963,000 of current assets (December 31, 2017 - $17,001,000) in addition to positive cash flow.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with registered US financial institutions. The Company considers this risk to be immaterial. The interest on the long-term debt and finance leases are not subject to cash flow interest rate risk as these instruments bear interest at fixed rates.

Major Vendors

The Company had purchases from a vendor that accounted for 88% and 94% of total purchases for the years ended December 31, 2018 and 2017.

11.	Earnings Per Share

Income per common share is calculated using the combined earnings for the year divided by the weighted average number of shares outstanding during the year. Diluted income per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market rate.

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83
VIEMED HEALTHCARE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts)

December 31, 2018 and 2017

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	For the years ended
	December 31, 2018	December 31, 2017
Numerator - basic and diluted:
Net income attributable to shareholders	$10,177	$8,176

Denominator:
Basic weighted-average number of common shares	37,892,118	37,909,628
Diluted weighted-average number of shares	39,677,704	37,971,921

Basic earnings per share	$0.27	$0.22
Diluted earnings per share	$0.26	$0.22

Denominator calculation from basic to diluted:
Basic weighted-average number of common shares	37,892,118	37,909,628
Stock options and other dilutive securities	1,785,586	62,293
Diluted weighted-average number of shares	39,677,704	37,971,921

12.	Subsequent Events

Conversion of Accounts Payable into Short-term Capital Lease

Subsequent to December 31, 2018, the Company entered into a capital lease agreement with a third party and as a result $2,318,000 of accounts payable was converted to a short-term lease payable.

Issuance of Stock Options and Restricted Stock Units

Subsequent to December 31, 2018, the Company granted employees 1,208,000 stock options at an exercise price of CAD $5.49 and 61,000 restricted stock units at a price of CAD $5.49.

Amendment to Senior Credit Facility

On March 19, 2019, the Company executed an amendment to the line of credit with Whitney Bank. As a result of the amendment, the available credit was increased from $5.0 million to $10.0 million. The available borrowing base restriction was removed from the loan agreement and all current financial covenants were replaced with the following covenants:

Financial Covenant	Require Ratio
Total Debt to Adjusted EBITDA (Quarterly)	less than 1.50:1.00
Minimum Working Capital (Quarterly)	at least $2,500,000
Fixed Charge Coverages Ratio (Quarterly)	greater than 1.35:1.00

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars, except outstanding shares) (Unaudited)

	Note	At March 31, 2019	At December 31, 2018
			Derived from Audited Financial Statements
ASSETS
Current assets
Cash and cash equivalents		$7,410	$10,413
Accounts receivable, net of allowance for doubtful accounts of $5,889 and $4,266 at March 31, 2019 and December 31, 2018, respectively	2	11,666	8,839
Inventory, net	2	3,615	2,887
Prepaid expenses and other assets		922	824
Total current assets		$23,613	$22,963

Long-term assets
Property and equipment	3	34,970	30,562
Total long-term assets		$34,970	$30,562

TOTAL ASSETS		$58,583	$53,525

LIABILITIES
Current liabilities
Trade payables		$6,388	$5,884
Income taxes payable		148	152
Accrued liabilities	4	5,850	7,551
Current portion of lease liabilities	5	5,966	3,031
Warrant conversion liability	6	532	363
Total current liabilities		$18,884	$16,981

Long-term liabilities
Accrued liabilities	7	1,962	1,117
Long-term lease liabilities	5	1,188	394
Total long-term liabilities		$3,150	$1,511

TOTAL LIABILITIES		$22,034	$18,492

Commitments and Contingencies (Note 8)		—	—

SHAREHOLDERS’ EQUITY
Common stock - No par value: unlimited authorized; 37,678,098 and 37,500,815 issued and outstanding as of March 31, 2019 and December 31, 2018, respectively	7	2,277	71
Additional paid-in capital		4,068	5,390
Retained earnings		30,204	29,572
TOTAL SHAREHOLDERS’ EQUITY		$36,549	$35,033

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$58,583	$53,525

See accompanying notes to the condensed consolidated financial statements
F-27

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Expressed in thousands of U.S. Dollars, except share and per share amounts) (Unaudited)

		Three Months Ended March 31,
	Note	2019	2018
Revenue		$20,443	$14,111

Cost of revenue		5,041	3,559

Gross profit		$15,402	$10,552

Operating Expenses
Selling, general and administrative		11,592	7,289
Research and development		234	—
Stock-based compensation	7	880	561
Depreciation		129	206
Loss on disposal of property and equipment		56	36
Other expense		24	—
Income from operations		$2,487	$2,460

Non-operating expenses
Unrealized loss on warrant conversion liability	6	169	72
Interest expense, net of interest income	5	26	47

Net income before taxes		2,292	2,341
Provision for income taxes	9	138	—

Net income and comprehensive income		$2,154	$2,341

Net income per share
Basic	10	$0.06	$0.06
Diluted	10	$0.05	$0.06

Weighted average number of common shares outstanding:
Basic	10	37,827,058	37,909,628
Diluted	10	39,449,123	38,084,846

See accompanying notes to the condensed consolidated financial statements
F-28

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in thousands of U.S. Dollars, except shares outstanding) (Unaudited)

	Common Stock Shares Amount		Additional paid-in capital (Note 8)	Retained earnings	Total Shareholders’ equity
Shareholders’ equity, December 31, 2017	37,909,628	$67	$2,688	$20,989	$23,744
Stock-based compensation - options			145		145
Stock-based compensation - restricted stock			416		416
Net Income				2,341	2,341
Shareholders’ equity, March 31, 2018	37,909,628	$67	$3,249	$23,330	$26,646

Shareholders’ equity, December 31, 2018	37,500,815	$71	$5,390	$29,572	$35,033
Stock-based compensation - options			578		578
Stock-based compensation - restricted stock			302		302
Options exercised	2,418	4			4
Shares issued for vesting of restricted stock units	539,965	2,202	(2,202)		—
Shares repurchased and canceled under the Normal Course Issuer Bid	(365,100)			(1,522)	(1,522)
Net Income				2,154	2,154
Shareholders’ equity, March 31, 2019	37,678,098	$2,277	$4,068	$30,204	$36,549

See accompanying notes to the condensed consolidated financial statements
F-29

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars) (Unaudited)

		Three Months Ended March 31,
	Note	2019	2018
Cash flows from operating activities
Net income		$2,154	$2,341
Adjustments for:
Depreciation		1,295	741
Bad debt expense	2	2,125	1,532
Share-based compensation	7	880	561
Unrealized loss on warrant conversion liability		169	—
Loss on disposal of property and equipment		56	36
Net change in working capital
(Increase) in accounts receivable		(4,952)	(2,438)
(Increase) in inventory		(728)	(326)
Increase (decrease) in trade payables		504	(606)
(Decrease) in accrued liabilities		(856)	(764)
(Decrease) in income tax payable		(4)	(32)
(Increase) in prepaid expenses and other current assets		(98)	(71)
Net cash from operating activities		$545	$974

Cash flows from investing activities
Purchase of property and equipment		(11)	(46)
Proceeds from sale of property and equipment		24	117
Net cash from investing activities		$13	$71

Cash flows from financing activities
Proceeds from exercise of warrants/options		4	—
Shares repurchased and canceled under the Normal Course Issuer Bid		(1,522)	—
Repayments of lease liabilities		(2,043)	(1,509)
Net cash used in financing activities		$(3,561)	$(1,509)

Net (decrease) in cash and cash equivalents		(3,003)	(464)
Cash and cash equivalents at beginning of year		10,413	5,098
Cash and cash equivalents at end of year		$7,410	$4,634

Supplemental disclosures of cash flow information
Cash paid during the period for interest		$26	$47
Cash paid during the period for income taxes, net of refunds received		$143	$32
Supplemental disclosures of non-cash transactions
Property and equipment financed through capital leases and long-term debt		$4,505	$2,884
Property and equipment financed through leases upon adoption of FASB ASC 842		$1,267	$—

See accompanying notes to the condensed consolidated financial statements
F-30

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

1.	Nature of Business and Operations

On December 21, 2017, Viemed Healthcare, Inc. (“the Company”) consumated Asset and Share Purchase Agreements as well as an Arrangement Agreement (“the Arrangement”) with Protech Home Medical Corp. (“PHM”) (formerly Patient Home Monitoring Corp.) and was spun-out as a separate public company that owns a 100% interest in Home Sleep Delivered, L.L.C. (“HSD”) and Sleep Management, L.L.C. dba Viemed (“Viemed”) through the U.S. holding company Viemed Inc. Prior year financial results include the combined results of Viemed and HSD. Effective as of the spin-out date, the consolidated financial statements include all of the above referenced entities. The spin-out transaction was treated as a common control transaction and all assets and liabilities of the spun out business were transferred at the prior carrying values.

The Company, through its subsidiaries, provides in-home durable medical equipment (“DME”) and health care solutions to patients across over 24 states in the United States. Viemed offers customers requiring respiratory services and related equipment an appropriate selection of home medical products including non-invasive ventilators, positive airway pressure (“PAP”) machines and oxygen units, as well as the services of experienced respiratory therapists. HSD provides in-home sleep apnea testing, allowing a patient to determine the existence of sleep apnea at home at a fraction of the cost of the traditional sleep lab environment. The Company was incorporated under the Business Corporations Act (British Columbia) on December 14, 2016. The Company’s registered and records office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7 and its corporate office is located at 202 N. Luke Street, Lafayette, Louisiana 70506.

The Company’s shares are traded on the Toronto Stock Exchange under the symbol VMD. The shares are also traded on the OTC Market under the symbol VIEMF.

2. Summary of Significant Accounting Policies

Principles of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. These condensed consolidated financial statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of management, are necessary to present fairly our consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the periods and as of the dates presented. Our fiscal year ends on December 31. The condensed consolidated balance sheet as of December 31, 2018 was derived from audited consolidated financial statements but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto. The nature of our business is such that the results of any interim period may not be indicative of the results to be expected for the entire year.

Reporting currency

All values are in U.S. dollars ($ or “USD”) unless specifically indicated otherwise. Canadian dollars are indicated as CAD$.

Functional currency

Management has exercised judgment in selecting the functional currency of each of the entities that it combines based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of those services, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices. The Company’s functional currency was determined to be the U.S. dollar, which was determined using management’s assumption that the primary economic environment which it will derive its revenue and expenses incurred to generate those revenues is the United States.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

F-31

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Management bases these estimates and assumptions upon historical experience, existing and known circumstances, authoritative accounting pronouncements and other factors that management believes to be reasonable. Significant areas requiring the use of management estimates relate to revenue recognition, inventory, accounts receivable allowances for bad debts, stock compensation expense, depreciation and amortization, legal provisions, income tax provisions, and fair value of financial instruments. Actual results could differ from these estimates.

Accounts receivable

Net accounts receivable aging for each reporting period is as follows:

	Current	30-60	60-90	Over 90	Total Accounts Receivable, net of Allowance
March 31, 2019	$4,185	$2,335	$2,224	$2,922	$11,666
December 31, 2018	$4,857	$1,124	$668	$2,190	$8,839

Accounts receivable are regularly reviewed for collectability and an allowance is recorded to cover the estimated bad debts and billing modifications. The accounts receivable are presented on the Condensed Consolidated Balance Sheets net of the allowance for doubtful accounts. It is possible that the estimates of the allowance for doubtful accounts could change, which could have a material impact on our operations and cash flows.

The Company writes off receivables when the likelihood for collection is remote, and when the Company believes collection efforts have been fully exhausted and it does not intend to devote additional resources in attempting to collect. The write-offs are charged against the allowance for doubtful accounts.

The estimates and write-offs for the allowance for doubtful accounts for each reporting period were as follows:

	March 31, 2019	March 31, 2018
Balance, beginning of year	$4,266	$3,060
Provision for bad debts	2,125	1,532
Amounts written off	(502)	(1,424)
Balance, end of period	$5,889	$3,168

As of March 31, 2019 and 2018, no one customer represented more than 10% of outstanding accounts receivable. The Company does have receivables at March 31, 2019 from Medicare and Medicaid, representing 41% and 12%, respectively, and 53% combined, of total outstanding receivables (December 31, 2018 - 60%). As these receivables are both from government programs, there is very little credit risk associated with these balances. The Centers for Medicare and Medicaid Services (“CMS”) routinely audits insurance payments in the normal course of business. At March 31, 2019, the Company had approximately $1.7 million in over ninety days outstanding accounts receivable related to payments held under a CMS audit that was concluded during the period. The Company has recorded an allowance of approximately $0.95 million for these outstanding receivables, however, the ultimate amount collected may be less than or greater than the unreserved balance based on the conclusion of the audit, which is estimated to conclude in the third quarter of 2019.

Revenues from Medicare and Medicaid accounted for 68% and 72%, of the total revenues for the three months ended March 31, 2019 and 2018, respectively.

F-32

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

Property and equipment

Property and equipment is presented on the consolidated balances sheets at historic cost less accumulated depreciation. Major renewals and improvements that extend the useful life of assets are capitalized to the respective property accounts, while maintenance and repairs, which do not extend the useful life of the respective assets, are expensed as incurred. Management has estimated the useful lives of equipment leased to customers. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Property and equipment are amortized on a straight-line basis over their estimated useful lives.

The estimated useful lives of the property and equipment are as follows:

Description	Estimated Useful Lives
Medical Equipment	2 - 10 Years
Computer Equipment	5 Years
Office Furniture & Fixtures	5-10 Years
Leasehold Improvements	Shorter of Useful Life or Lease
Vehicles	5 Years
Building	15 Years
Land	Indefinite Life

Depreciation of medical equipment commences at the date of service, which represents the date that the asset has been deployed to a patient’s address and is put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Revenue recognition

Revenue from a customer consists of any combination of the sale and rental of durable medical equipment (“DME”) and / or patient medical services. Revenues are billed to and collections received from Medicare, third-party insurers, co-insurance and patient-pay. Revenue is recognized net of contractual adjustments and bad debt based on contractual arrangements with third-party payors, an evaluation of expected collections resulting from the analysis of current and past due accounts, past collection experience in relation to amounts billed and other relevant information. Contractual adjustments result from the differences between the rates charged for services and reimbursements by government-sponsored healthcare programs and insurance companies for such services.

The Company’s contracts with customers often include multiple products and services, and the Company evaluates these arrangements to determine the unit of accounting for revenue recognition purposes based on whether the product or service is distinct from other products or services in the arrangement and should be accounted for as separate performance obligation. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the Company’s ability to transfer the goods or services is separately identifiable from other promises in the contractual arrangement with the customer (e.g. patient). Revenue is then allocated to each separately identifiable good or service based on standalone price of the items underlying the performance obligations. Most of the Company’s products fall in the Medicare Fee-for-Service (“FFS”) program which is a payment model where services are unbundled and paid for separately. These services are paid based on a Medicare determined price that is publicly available on the website for the Centers for Medicare & Medicaid Services (“CMS”). For commercial payors, DME companies must negotiate in-network pricing separately, though in general, the Company’s payors tend to benchmark their contract rates and coverage policies closely to those of Medicare.

The Company considers performance obligations for sales and rentals to be met when the customer receives the equipment, and revenue for rentals is recognized over time, over the respective rental period. For revenue associated with DME rentals, the Company recognizes revenue in accordance with FASB ASC 842, “Leases,” (Topic 842). For any DME sales and services, the Company recognizes revenue under FASB ASU 2014-09, “Revenue from Contracts with Customers,” (Topic 606) and related amendments.

The Company recognizes equipment rental revenue over the non-cancelable lease term, which is one month, less estimated adjustments, in accordance with ASC 842—Leases. The Company has separate contracts with each patient that are not subject to a master lease agreement with any third-party payor. The Company would first consider the lease classification issue (sales-type lease or operating lease) and then appropriately recognize or defer rental revenue over the lease term, which may include a portion of the capped rental period. The Company deferred $0 associated with the capped rental period as of March 31, 2019 and 2018.

F-33

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

The revenues from each major source are summarized in the following table:

	For the three months ended
	March 31, 2019	March 31, 2018
Revenue from rentals under Topic 842 (1)
Ventilator rentals, non-invasive and invasive	$18,282	$12,825
Other durable medical equipment rentals	918	452
Revenue from sales and services under Topic 606
Equipment sales	868	606
Service revenues	375	228
Total Revenues	$20,443	$14,111

(1) Revenue is presented under ASC Topic 840 for the three months ended March 31, 2018.

Revenue Accounting under Topic 842

The Company leases durable medical equipment such as non-invasive and invasive ventilators, positive airway pressure (“PAP”) machines, percussion vests, oxygen concentrator units and other small respiratory equipment to customers for a fixed monthly amount on a month-to-month basis. The customer generally has the right to cancel the lease at any time during the rental period for a subsequent month’s rental, and payments are generally billed in advance. The Company considers these rentals to be operating leases.

Under FASB Accounting Standards Codification Topic 842, “Leases”, the Company recognizes rental revenue on operating leases on a straight-line basis over the contractual lease term which varies based on the type of equipment rental, but generally ranges from 10 to 36 months. The lease term begins on the date products are delivered to patients, and revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including Medicare, private commercial payors, and Medicaid. Certain customer co-payments are included in revenue when considered probable of payment, which is generally when paid.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial. There were no material changes in estimates recorded in the three months ended March 31, 2019, relating to prior periods.

Revenue Accounting under Topic 606

The Company sells durable medical equipment, replacement parts and supplies to customers and recognizes revenue at the point in time where control of the good or service is transferred through delivery to the customer. Each piece of equipment, part, or supply is distinct, separately priced, and represents a single performance obligation. The revenue is allocated amongst the performance obligations based upon the relative standalone selling price method, however, items are typically all delivered or supplied together. The customer and, if applicable, the payors are generally charged at the time that the product is sold.

The Company also provides sleep study services to customers and recognizes revenue when the results of the sleep study are complete as that is when the performance obligation is met. The transaction price on both equipment sales and sleep studies is the amount that the Company expects to receive in exchange for the goods and services provided. Due to the nature of the durable medical equipment business, gross charges are retail charges and generally do not reflect what the Company is ultimately paid. As such, the transaction price is constrained for the difference between the gross charge and what is estimated to be collected from payors and from patients. The transaction price therefore is predominantly based on contractual payment rates as determined by the payors. The Company does not generally contract with uninsured customers. The payment terms and conditions of customer contracts vary by customer type and the products and services offered.

F-34

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

The Company determines its estimates of contractual allowances and discounts based upon contractual agreements, our policies and historical experience. While the rates are fixed for the product or service with the customer and the payors, such amounts typically include co-payments, co-insurance and deductibles, which vary in amounts, and are due from the patient customer. The Company includes in the transaction price only the amount that the Company expects to be entitled, which is substantially all of the payor billings at contractual rates. The transaction price is initially constrained by the amount of customer co-payments, which are included in the transaction price when considered probable of payment, which is generally when paid, and included in revenue if the product or service has already been provided to the customer.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial. There were no material changes in estimates recorded in the three months ended March 31, 2019, relating to prior periods.

Returns and refunds are not accepted on either equipment sales or sleep study services. The Company does not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. The Company does not have any partially or unfilled performance obligations related to contracts with customers and as such, the Company has no contract liabilities as of March 31, 2019.

Stock-based compensation

The Company accounts for its stock-based compensation in accordance with ASC 718—Compensation—Stock Compensation, which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. Stock–based compensation cost for stock options are determined at the grant date using the Black-Scholes option pricing model. Stock-based compensation cost for restricted stock units are determined at the grant date based on the closing stock price. The expense of such stock-based compensation awards is recognized using the graded vesting attribution method over the vesting period. Any excess tax benefit or deficiency is recognized as a component of income taxes and within operating cash flows upon vesting of the share-based award.

The Company accounts for stock-based compensation, including stock options and restricted stock units, using the graded vesting attribution method over the vesting period and the offsetting credit is recorded as an increase in additional paid-in capital. Forfeitures are recorded as incurred.

Net Income per Share Attributable to Common Stockholders

The Company uses the two-class method to compute net income per common share attributable to common stockholders because the Company issued securities, other than common stock, that contractually entitled the holders to participate in the dividends and earnings prior to the initial listing after the Arrangement. The two-class method requires earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings.

Under the two-class method, for periods with net income, basic net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock and dilutive potential shares of common stock outstanding during the period. Net income attributable to common stockholders is computed by subtracting from net income the portion of the current period’s earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the period’s earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses.

See Note 11 for earnings per share computations.

Recently adopted accounting pronouncements

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments,” to provide clarity on how certain cash receipt and cash payment transactions are presented and classified within the statement of cash flows. The ASU is effective for annual periods beginning December 31, 2018, and its adoption did not impact these condensed consolidated financial statements.

F-35

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

In July 2018, the FASB issued ASU No. 2018-07 “Improvements to Non-employee Share-Based Payment Accounting,” which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. The ASU is effective for interim periods as of January 1, 2019, and its adoption did not have any material impact on our consolidated financial statements.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases” (Topic 842) (“ASC 842”), which supersedes the existing guidance for lease accounting, “Leases” (Topic 840) (“ASC 840”). ASC 842 requires lessees to recognize a lease liability and a right of use asset for all leases that extend beyond one year. This standard was adopted using the modified retrospective transition approach at the adoption date of January 1, 2019. This approach does not require the restatement of previous periods. The Company completed a qualitative and quantitative assessment of its leases from both a lessee and lessor perspective. As part of this process, the Company elected to utilize certain practical expedients that provided transition relief. Accordingly, the Company did not reassess expired or existing contracts, lease classifications or related initial direct costs as part of the assessment process for either lessee or lessor leases. The adoption of this standard, from a lessee perspective, resulted in the recording of Right of Use (“ROU”) operating lease assets as a component of property and equipment, net and liabilities as a component of current and non-current liabilities of approximately $1.5 million on the Condensed Consolidated Balance Sheet as of January 1, 2019, with no impact to retained earnings. In addition, the Company elected as an accounting policy, not to record leases with an initial term of less than 12 months. (See Note 5 – “Senior credit facility and lease liabilities” for additional information and required disclosures.) The adoption of this standard, from a lessor perspective, provided no impact.

Recently issued accounting pronouncement

The Company is an “emerging growth company” as defined by the Jumpstart Our Business Startups (“JOBS”) Act of 2012. The JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can selectively delay the adoption of all accounting standards until those standards would otherwise apply to private companies. The Company has elected this exemption and, as a result, these condensed consolidated financial statements may not be comparable to the financial statements of issuers that are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that the Company can elect to opt out of the extended transition period at any time, which election is irrevocable.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses,” to require the measurement of expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable forecasts. The ASU will be effective for interim and annual periods beginning January 1, 2020 for issuers and annual periods beginning January 1, 2021 for non-issuers. Therefore, the Company plans to further evaluate the anticipated impact of the adoption of this ASU on the consolidated financial statements in future periods.

3.     Property and Equipment

The Company’s fixed assets consist of its medical equipment held for rental, furniture and fixtures, real property and related improvements, and vehicles and other various small equipment. The following table details the Company’s fixed assets:

	March 31, 2019	December 31, 2018
Medical equipment	39,553	35,541
Furniture and equipment	1,319	1,174
Land and building	2,003	631
Leasehold improvements	306	256
Vehicles	1,782	1,782
Less: Accumulated depreciation	(9,993)	(8,822)
Property and equipment, net of accumulated depreciation	$34,970	$30,562

Depreciation in the amount of $1,166,000 and $535,000 is included in cost of revenue for the three months ended March 31, 2019 and 2018, respectively. Included in medical equipment above is equipment acquired under capital lease obligations whose cost and

F-36

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

accumulated depreciation at March 31, 2019 total $7,955,000 and $1,292,000, respectively. At December 31, 2018, cost and accumulated depreciation on equipment acquired under capital lease obligations was $7,943,000 and $1,100,000, respectively.

4.	Current Liabilities

The Company’s short-term accrued liabilities are included within current liabilities and consist of the following:

	March 31, 2019	December 31, 2018
Accrued trade payables	$1,051	$960
Accrued commissions payable	395	315
Accrued bonuses payable	1,237	3,788
Accrued vacation and payroll	599	1,012
Current portion of phantom share liability	2,568	1,476
Total accrued liabilities	$5,850	$7,551

5.     Senior credit facility and lease liabilities

On March 19, 2019, the Company executed an amendment to its commercial business loan agreement with Hancock Whitney Bank. As a result of the amendment, the available line of credit was increased from $5.0 million to $10.0 million and will expire in 2021. Any amounts advanced will be secured by substantially all our assets and carry an interest rate of one month ICE libor plus 3.00%, with a 4.00% interest rate floor. There were no borrowings against this facility at March 31, 2019 and December 31, 2018.

In addition, the available borrowing base restriction was removed from the agreement and all current financial covenants were replaced with the following covenants:

Financial Covenant	Required Ratio
Total Debt to Adjusted EBITDA (Quarterly)	not more than 1.50:1.00
Minimum Working Capital (Quarterly)	at least $2,500,000
Fixed Charge Coverage Ratio (Quarterly)	not less than 1.35:1.00

We were in compliance with all covenants at March 31, 2019.

Leases

The Company has recognized finance lease liabilities for medical equipment and operating leases for land and buildings that have terms greater than twelve months as follows:

	March 31, 2019	December 31, 2018
Lease liabilities	$7,154	$3,425
Less:
Current portion of lease liabilities	$(5,966)	$(3,031)
Net long-term lease liabilities	$1,188	$394

Finance lease liabilities

The Company has various finance leases for equipment with an implied interest rate at fixed rates up to 12.85%, secured by equipment, due between 2019 and 2023. The Company’s weighted average interest rate was 0.86% and 1.8% for all finance lease liabilities outstanding as of March 31, 2019 and 2018, respectively. At March 31, 2019, the weighted average lease term was approximately 0.83 years.

F-37

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

Minimum payments and interest for finance lease obligations required over the next five years are as follows:

	Principal Payments	Interest Payments
Less than one year (current portion)	$5,709	$63
Between one and two years	108	19
Between two and five years	70	3
Total	$5,887	$85

Interest expense related to these finance lease obligations for the three months ended March 31, 2019 and 2018 was $26,000 and $47,000, respectively.

Operating lease liabilities

The Company has recognized operating lease liabilities that relate primarily to the lease of land and buildings. These leases contain renewal options that we have not included as part of our assessment of the lease term as it is not reasonably certain that we will exercise these options. These lease liabilities are recorded at present value based on a discount rate of 5.50%, which was based on the Company’s incremental borrowing rate at the time of assessment. At March 31, 2019, the weighted average lease term was approximately 5.65 years.

Minimum payments for operating lease liabilities required over the next five years are as follows:

	Principal Payments	Interest Payments
Less than one year (current portion)	$257	$63
Between one and two years	208	50
Between two and five years	362	70
Five years or more	440	28
Total	$1,267	$211

Included in operating lease liabilities are real property leases for real estate from a related party. Rental payments under these lease agreements are $18,000 per month, plus taxes, utilities and maintenance. Total rental payments for the use of these properties were $61,000 and $58,000 for the three months ended March 31, 2019 and 2018, respectively, and the expense for these related party rents has been included within general and administrative expenses.

6.	Fair value measurement

Under ASC Topic 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

Level 3 - Unobservable inputs for the asset or liability. The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company’s cash and cash equivalents are measured using level 1 inputs.

F-38

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

Pursuant to the Arrangement with PHM effective December 21, 2017, PHM common share purchase warrant holders each received one tenth (1/10) of one warrant to purchase one Viemed share. The warrants conversion feature is denominated in Canadian dollars which is different from the functional currency of the Company (U.S. dollars). The conversion feature is treated as a derivative financial liability and the fair value movement during the period is recognized in the Consolidated Statement of Income and Comprehensive Income. The change in the value of warrants has been recorded as an unrealized loss on derivative financial liability in the Condensed Consolidated Statements of Income and Comprehensive Income.

The warrant derivative financial liability has been valued using level 3 inputs from the fair value hierarchy. Changes to these assumptions could result in a higher or lower fair value measurement. The fair value of the warrants at March 31, 2019 was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.56%
Expected volatility	68.40%
Expected life of warrants	0.42 years
Expected dividend yield	Nil

No warrants were issued or exercised during the three month periods ended March 31, 2019 and 2018.

Warrant Conversion Liability
Balance December 31, 2018	$363
Warrants issued	—
Unrealized loss on warrant conversion liability	169
Balance March 31, 2019	$532

7.	Shareholders’ Equity

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares.

Issued and outstanding share capital

The Company has only one class of stock outstanding, common shares. At March 31, 2019, there were 37,678,098 common shares outstanding (December 31, 2018 - 37,500,815).

For the three month period ended March 31, 2019, the Company re-purchased and canceled 365,100 common shares at a cost of $1,522,000 pursuant to the Normal Course Issuer Bid (the “NCIB”) that went into effect on November 29, 2018. Total shares repurchased under the NCIB were 775,803 as of March 31, 2019.

F-39

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

Warrants

Warrants outstanding and exercisable as of March 31, 2019:

Year issued	Date of expiry	Type	Number of warrants (000's)	Weighted average exercise price (CAD$)
2017	August 27, 2019	Warrant	177	$2.60
Total			177	$2.60

The following table summarizes warrant activity for the three months ended March 31, 2019:

	Number of warrants (000's)	Weighted average exercise price (CAD$)
Balance December 31, 2018	177	$2.60
Exercised	—	$—
Expired	—	$—
Balance March 31, 2019	177	$2.60

There were no warrants issued or exercised during the three month period ended March 31, 2019.

Stock-based compensation

At the Company's annual and special meeting of shareholders held on July 17, 2018, shareholders of the Company passed a resolution approving the RSU and Option Plans (collectively, the “Plan”). The purpose of the Plan is to provide incentive to employees, directors, officers, management companies, and consultants who provide services to the Company or any of its subsidiaries. The Plan is a “fixed” stock plan, whereby the maximum number of the Company's shares reserved for issuance, combined with any equity securities granted under all other compensation arrangements adopted by the Company, may not exceed 7,582,000 shares (equal to 20% of the issued and outstanding shares of the Company as of the date of the Arrangement). As of March 31, 2019, the Company had outstanding issuances of options of 2,716,000 and restricted stock units of 1,203,000 under the Plan.

The following table summarizes stock-based compensation for the three months ended March 31, 2019 and 2018:

	For the three months ended
	March 31, 2019	March 31, 2018
Stock-based compensation - options	$578	$145
Stock-based compensation - restricted stock	302	416
Total	$880	$561

At March 31, 2019, there was approximately $3,894,000 of total unrecognized pre-tax stock option expense under our equity compensation plans, which is expected to be recognized over a weighted-average period of 2.70 years. As of March 31, 2019, there was approximately $1,273,000 of total unrecognized pre-tax compensation expense related to outstanding time-based restricted stock units that is expected to be recognized over a weighted-average period of 1.3 years.

F-40

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

Options

The following table summarizes stock option activity for the three months ended March 31, 2019:

	Number of options (000's)	Weighted average exercise price (CAD$)	Weighted average remaining contractual life	Aggregate Intrinsic Value(1)
Balance December 31, 2018	1,545	$3.39	5.8 years	$1,605
Issued	1,179	$5.49
Exercised	(2)	$2.27
Expired / Forfeited	(6)	$2.98
Balance March 31, 2019	2,716	$4.30	7.4 years	$3,243
Includes NIL shares netted for tax.

(1) The aggregate intrinsic value of options outstanding represents the difference between the exercise price of the option and the closing stock price of our common stock on the last trading day of the period.

At March 31, 2019, the Company had 1,078,000 exercisable stock options outstanding with a weighted average exercise price of CAD $3.87 and a weighted average remaining contractual life of 4.1 years. At December 31, 2018, the Company had 851,000 exercisable stock options outstanding with a weighted average exercise price of CAD $4.30 and a weighted average remaining contractual life of 3.2 years.

The fair value of the stock options has been charged to the statement of income and comprehensive income and credited to additional paid-in capital over the proper vesting period, using the Black-Scholes option pricing model calculated using the following assumptions for issuances during the three months ended March 31, 2019:

Three months ended March 31, 2019
Exercise price ($CAD)	$ 5.49 ($CAD)
Risk-free interest rate	1.96%
Expected volatility	80.94%
Expected life of options	10 Years
Expected dividend yield	Nil
Fair value on date of grant ($USD)	$ 4.47 ($USD)

F-41

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

Restricted stock units

The Company has a restricted stock unit plan, which it uses for grants to directors, officers, and employees. Restricted stock units vest generally over a one or three-year period.

The following table summarizes restricted stock unit activity for the three months ended March 31, 2019:

	Number of Restricted Stock Units (000's)	Weighted average grant price (CAD$)	Weighted average remaining contractual life	Aggregate Intrinsic Value(1)
Balance December 31, 2018	1,715	$2.41	1.01 years	$6,575
Issued	61	$5.49
Vested	(540)	$2.25
Expired / Forfeited	(33)	$2.25
Balance March 31, 2019	1,203	$2.65	1.3 years	$5,931

(1) The aggregate intrinsic value of time-based restricted stock units outstanding was based on our closing stock price on the last trading day of the period.
Phantom share units

The Company has a phantom share unit plan, which it uses for grants to directors, officers, and employees. Phantom share units granted under the plan are non-assignable and are settled in cash at vesting. Phantom share units vest annually over a three-year period.

The following table summarizes phantom share unit activity for the three months ended March 31, 2019:

Number of Phantom Share Units (000's)
Balance December 31, 2018	1,692
Issued	—
Expired / Forfeited	(55)
Balance March 31, 2019	1,637

F-42

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

The change in fair value of the phantom share units has been charged to the Condensed Consolidated Statements of Income and Comprehensive Income and recorded as a liability included in accrued liabilities and long-term accrued liabilities, using a valuation method with the following assumptions:

March 31, 2019
Share price	$ 6.59 (CAD$)
Remaining life of phantom share units	0.10 - 2.16 Years
Calculated fair value of phantom share units	$4,530,000

The total liability associated with phantom share units at March 31, 2019 is $4,530,000, with $1,962,000 of this balance included in long-term accrued liabilities and the remaining portion of $2,568,000 in current accrued liabilities. Accrued liability and related expense is determined at each reporting period based on the stock price at period end.

8.	Commitments and Contingencies

Retirement Plan

The Company maintains a 401(k) retirement plan for employees to which eligible employees can contribute a percentage of their pre-tax compensation. Matching employer contributions to the 401(k) plan totaled $0.2 million and $0.1 million for the three months ended March 31, 2019 and 2018, respectively.

9.	Income Taxes

At March 31, 2019 and 2018, the Company had no amounts recorded for uncertain tax positions and does not expect any material changes in uncertain tax benefits during the next 12 months. The Company recognizes interest and penalties related to income tax matters in income tax expense.

The Company is subject to U.S. federal income tax as well as income tax in various states. The Company is generally not subject to examination by taxing authorities for years prior to 2015. The Company's estimated effective tax rate for 2019 is 1.53%, which is consistent with the effective tax rate for the year ended December 31, 2018. The primary component of the annual effective tax rate relates to the Company's current state income taxes, as the Company continues to generate taxable losses for U.S. federal income tax purposes.

F-43

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

10.     Earnings Per Share

Income per common share is calculated using the combined earnings for the year divided by the weighted average number of shares outstanding during the year. Diluted income per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market rate.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	For the three months ended
	March 31, 2019	March 31, 2018
Numerator - basic and diluted:
Net income attributable to shareholders	$2,154	$2,341

Denominator:
Basic weighted-average number of common shares	37,827,058	37,909,628
Diluted weighted-average number of shares	39,449,123	38,084,846

Basic earnings per share	$0.06	$0.06
Diluted earnings per share	$0.05	$0.06

Denominator calculation from basic to diluted:
Basic weighted-average number of common shares	37,827,058	37,909,628
Stock options and other dilutive securities	1,622,065	175,218
Diluted weighted-average number of shares	39,449,123	38,084,846

11.	Subsequent Events

Conversion of Accounts Payable into Short-term Capital Lease

Subsequent to March 31, 2019, the Company entered into a capital lease agreement with a third party and as a result $4,932,500 of accounts payable was converted to a short-term lease payable.

F-44

CONFIDENTIAL TREATMENT REQUESTED BY VIEMED HEALTHCARE, INC. PURSAUNT TO 17 C.F.R. SECTION 200.83

VIEMED HEALTHCARE, INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of U.S. Dollars, except per share amounts) (Unaudited)
March 31, 2019 and 2018

Commercial Term Note

On May 30, 2019, the Company entered into an amendment to its commercial business loan agreement providing for a commercial term note (the “Term Note”) in favor of Hancock Whitney Bank in the principal amount of $4,845,000. The proceeds of the Term Note were used to purchase a new building that the Company plans to utilize as its new corporate headquarters. The Term Note matures on May 30, 2026 and is secured by substantially all of the assets of the borrowers, including the real property acquired with the proceeds of the Term Note. The Term Note bears interest at a variable rate equal to the one month ICE libor index plus a margin of 2.45% per annum.

F-45